10|18

04046156

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fraser Papers Inc

*CURRENT ADDRESS Suite 200
BCE Place, 181 Bay Street
Toronto Ontario
Canada M5J 2T3

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 16 2004 E
THOMSON
FINANCIAL

FILE NO. 82- 34837 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 11/16/04

SCHEDULE A

82-34837

Nexfor

Nexfor Inc.

12-31-03
AR/S

CIRCULAR

Notice of

Annual and Special Meeting of Shareholders,

Notice of Application and

Management Proxy Circular

with Respect to

an Arrangement Involving

Nexfor Inc.

May 3, 2004

TABLE OF CONTENTS

Nexfor

May 3, 2004

Dear Shareholder:

On behalf of the Board of Directors, I would like to invite you to attend Nexfor's Annual and Special Meeting at The Design Exchange, Toronto, Ontario on June 22, 2004 at 10:30 a.m. local time. As always, you will have an opportunity to meet with the Directors and Executives of the Company, who will be happy to answer your questions. If you are unable to attend in person, I invite you to log into our website at www.nexfor.com and listen to our webcast.

In addition to the regular annual meeting business, it is proposed that two of Nexfor's businesses will be transferred to a new public company and the shares of that public company will be distributed to Nexfor common shareholders by means of a plan of arrangement. On March 10, 2004, the Board of Directors of Nexfor Inc. concluded that the division of the holdings of Nexfor into two separate publicly traded companies is in our best interests and that of our shareholders.

In order to become effective, the arrangement must be approved by the shareholders, the Ontario Superior Court of Justice and certain tax and regulatory authorities, all in form and substance satisfactory to the Nexfor Board. In particular, we must receive an advance income tax ruling from the Canada Customs and Revenue Agency which confirms that the distribution may generally be made on a tax-deferred basis in Canada for common shareholders who hold their shares as capital property. In addition, the common shareholders are being asked to confirm the stock option plans adopted by the companies. **The Nexfor Board unanimously recommends that you vote in favour of the arrangement and confirmation of the stock option plans.**

Along with the Notice of Meeting, management proxy circular, audited financial statements and management's discussion and analysis we also enclose the proxy form, or voting instruction form depending on whether you are a registered holder or if you hold your shares beneficially. In addition to outlining the usual annual meeting information, the accompanying circular describes the arrangement. The business, affairs and financial information of both of the proposed public companies are also described in the circular.

I hope you can attend the meeting and vote in person. However, if you are unable to attend, we encourage you to vote as soon as possible, either by telephone, proxy or via the internet.

Yours truly,

K. LINN MACDONALD
Chairman

Encl.

NOTICE TO UNITED STATES SHAREHOLDERS

This Circular has been prepared in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. Some of the financial information of Nexfor which is included or incorporated by reference herein has been prepared in accordance with Canadian generally accepted accounting principles and is subject to Canadian auditing and auditor independence standards and may not be comparable to financial statements of U.S. companies.

Nexfor Shareholders should be aware that the receipt of the securities or cash described herein pursuant to the Arrangement may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are residents in, or citizens of, the United States may not be fully described in this Circular. See "The Arrangement — Income Tax Considerations — Certain Canadian Federal Income Tax Considerations" and "The Arrangement — Income Tax Considerations — Certain U.S. Federal Income Tax Considerations" for certain information concerning tax consequences of the Arrangement and the other transactions described herein for Nexfor Shareholders who are United States taxpayers.

The enforcement by shareholders of civil liabilities under the United States securities laws may be affected adversely by the fact that each of Nexfor and Fraser Papers is incorporated or organized under the laws of a jurisdiction other than the United States, that some or all of their respective officers and directors may be residents of countries other than the United States, that some or all of the experts named in this Circular may be residents of countries other than the United States and that a portion of the assets of Nexfor and Fraser Papers and such persons may or will be located outside the United States.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved any of the securities to be issued pursuant to the Arrangement or determined if this Circular is truthful or complete. Any representation to the contrary is a criminal offense.

CURRENCY EXCHANGE RATES

Except where otherwise indicated, all dollar amounts set forth in this Circular are expressed in U.S. dollars and "$" and "US$" mean U.S. dollars. The following table sets forth (i) the noon rates of exchange for the Canadian dollar, expressed in Canadian dollars per U.S. dollar, in effect at the end of the periods indicated, (ii) the average noon exchange rates for such periods and (iii) the high and low exchange rates during such periods, based on the rates quoted by the Bank of Canada.

Canadian Dollar per US Dollar	January 1, 2004 through March 27, 2004	Year Ended December 31 2003	2002	2001
Noon rate at end of period	CAD$1.3200	CAD$1.2924	CAD$1.5796	CAD$1.5926
Average noon rate for period	1.3183	1.4009	1.5703	1.5484
High for period	1.3476	1.5747	1.6132	1.6021
Low for period	1.2692	1.2924	1.5110	1.4936

On May 3, 2004, the rate of exchange based on the noon rate as quoted by the Bank of Canada was CAD$1.3739.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Date: June 22, 2004

Time: 10:30 a.m. (Toronto time)

Place: The Design Exchange, 234 Bay Street, Toronto, Ontario

Business of the meeting:

(a) To receive reports and financial statements;

(b) To elect directors;

(c) To appoint auditors and to authorize the directors to fix their remuneration;

(d) To consider, pursuant to the Interim Order of the Ontario Superior Court of Justice dated April 30, 2004, and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution to approve the Arrangement under section 192 of the *Canada Business Corporations Act* to effectively distribute the Common Shares of Fraser Papers Inc. to the holders of Common Shares of the Corporation;

(e) To consider and, if deemed advisable, to pass, with or without variation, the Stock Option Plans Resolution to approve the issuance of an additional 142,525 Common Shares under the Nexfor Stock Option Plan and to confirm the new stock option plans adopted by the Corporation and Fraser Papers Inc.; and

(f) To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

A copy of the audited financial statements for the years ended December 31, 2003 and December 31, 2002 and Management's Discussion and Analysis are forwarded herewith. The Arrangement and stock option plans are described in the accompanying Circular. The full text of the Arrangement Resolution and Stock Option Plans Resolution are set out as Exhibits to the Circular.

Only holders of shares or options of record at the close of business on May 3, 2004 are entitled to notice of and to vote at the meeting and any adjournment or postponement of the meeting.

Pursuant to the Interim Order, shareholders and optionholders have the right to dissent and be paid the fair value of their shares or options in respect of the Arrangement. This dissent right is described in the Circular.

Shareholders or optionholders are entitled to vote at the meeting either in person or by proxy. Registered shareholders or optionholders who are unable to attend the meeting in person are asked to complete and return the enclosed proxy form so their vote is represented. Proxies to be used at the meeting must be deposited with Nexfor Inc. c/o ADP Investor Communications, Proxy Department, 5970 Chedworth Way, Mississauga, Ontario L5R 4G5 at least 24 hours prior to the time of the meeting. Shareholders and optionholders may also vote by telephone or via the internet. Instructions for telephone and internet voting are located on the proxy form. Non-registered shareholders will be provided with voting instructions by the intermediaries who hold the shares on their behalf.

By order of the Board of Directors

GLEN MCMILLAN
Vice President, Controller and Corporate Secretary

Toronto, Ontario
May 3, 2004

MANAGEMENT PROXY CIRCULAR

This Circular is being furnished in connection with the solicitation of proxies by management of Nexfor for use at the annual and special meeting of Nexfor Shareholders to be held at 10:30 a.m. (Toronto time) on Tuesday, June 22, 2004 at The Design Exchange, Toronto, Ontario, and at any adjournment thereof.

At the meeting, Nexfor Shareholders will be asked, among other things, to consider and vote upon a proposal to approve an arrangement under section 192 of the *Canada Business Corporations Act* involving Nexfor. In addition, Nexfor Common Shareholders will be asked to vote on the election of directors and appointment of auditors, to approve certain stock option plans of Nexfor and Fraser Papers and to transact such further or other business as may properly come before the meeting or any adjournment thereof.

Unless otherwise indicated, information in this Circular is given as at May 3, 2004.

Certain capitalized terms used, but not otherwise defined, in this Circular have the meanings given to them in the Glossary of Terms found at page 2 of this Circular.

All information in this Circular relating to Nexfor and Fraser Papers has been supplied by Nexfor. **See "The Arrangement — Risk Factors" for certain considerations relevant to Nexfor Shareholders regarding the Arrangement and their investment in the securities referred to herein along with the risk factors set out under "Information Concerning Fraser Papers" and in the documents incorporated by reference in this Circular.**

No person is authorized to give any information or to make any representation not contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Circular does not constitute an offer to sell, or a solicitation or an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Circular.

GLOSSARY OF TERMS

In this Circular, unless the context indicates otherwise:

''**Arrangement**'' means the proposed arrangement under the provisions of section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement.

''**Arrangement Agreement**'' means the arrangement agreement made as of April 22, 2004 between Nexfor, FP (US), FP (CAD) and Fraser Papers, a copy of which is Exhibit E to the Circular.

''**Arrangement Resolution**'' means the special resolution to be considered and, if deemed advisable, passed, with or without variation, by the Nexfor Shareholders at the annual and special meeting to approve the Arrangement, a copy of which is Exhibit A to the Circular.

''**Business Day**'' means a day other than a Saturday, Sunday or statutory holiday in Ontario.

''**Canadian Federal Tax Ruling**'' means the advance income tax rulings and opinions from the CCRA confirming the Canadian federal income tax consequences of certain aspects of the Arrangement and related transactions.

''**CBCA**'' means the *Canada Business Corporations Act.*

''**CCRA**'' means the Canada Customs and Revenue Agency.

''**Circular**'' means this management proxy circular.

''**Common Shares**'' means the voting, equity shares of a corporation that are designated in the articles of the corporation as common shares.

''**Corporation**'' means Nexfor Inc. unless the context indicates otherwise.

''**Court**'' means the Ontario Superior Court of Justice.

''**Dissent Rights**'' means the rights of a Nexfor Shareholder to dissent in respect of the Arrangement pursuant to the procedures set forth in section 190 of the CBCA, the Interim Order and the Plan of Arrangement.

''**Dissenting Shareholder**'' means a Nexfor Common Shareholder, a Nexfor Optionholder or a Nexfor Preferred Shareholder who exercises its Dissent Rights.

''**Distribution Record Date**'' means the fourth trading day on the TSX following the Effective Date or such other date as the Nexfor Board may select.

''**Effective Date**'' means the effective date of the Arrangement, being the date shown on the certificate of arrangement to be issued by the Director under the CBCA giving effect to the Arrangement.

''**Effective Time**'' means the earliest moment on the Effective Date.

''**Final Hearing**'' means the hearing by the Court in respect of the Final Order.

''**Final Order**'' means the order of the Court approving the Arrangement.

''**Fraser Papers**'' means 4229401 Canada Inc., a corporation incorporated under the CBCA for purposes of the Arrangement that, after amalgamating with 4229428 Canada Inc. under the Arrangement, changes its name to Fraser Papers Inc.

''**Fraser Papers Common Shares**'' means the Common Shares that Fraser Papers is authorized to issue.

''**Fraser Papers Convertible Shares**'' means the non-voting, convertible, equity shares that Fraser Papers is authorized to issue.

''**Fraser Papers Stock Option Plan**'' means the stock option plan adopted by Fraser Papers to be approved by the Nexfor Common Shareholders at the annual and special meeting.

''**Fraser Papers USA**'' means all the entities carrying on the Paper and Timber businesses in the United States.

''**FP (CAD)**'' means Fraser Papers Inc., a corporation governed by the CBCA.

''**FP (US)**'' means Fraser Papers Inc., a corporation governed by the laws of the State of Delaware.

''**Interim Order**'' means the amended order of the Court dated May 11, 2004 providing, among other things, for the calling of the annual and special meeting of the Nexfor Shareholders, a copy of which is Exhibit C to this Circular.

''**IRS**'' means the U.S. Internal Revenue Service.

''**Nexfor**'' means Nexfor Inc., a corporation governed by the CBCA, which is changing its name to Norbord Inc. (''**Norbord**'') under the Plan of Arrangement and is referred to as Norbord in this Circular after the Effective Time.

''**Nexfor Board**'' means the board of directors of Nexfor.

''**Nexfor Common Shareholders**'' means the holders of Nexfor Common Shares. For greater certainty, references herein to a Nexfor Common Shareholder include a holder who, in the course of the transactions set out in the Plan of Arrangement, holds Nexfor Convertible Shares, Nexfor Non-Voting Shares, Fraser Papers Convertible Shares or Fraser Papers Common Shares.

''**Nexfor Common Shares**'' means the outstanding Common Shares of Nexfor.

''**Nexfor Convertible Shares**'' means the voting, convertible, equity shares that Nexfor is authorized to issue under the Plan of Arrangement.

''**Nexfor Non-Voting Shares**'' means the non-voting, equity shares that Nexfor is authorized to issue under the Plan of Arrangement.

''**Nexfor Optionholders**'' means the holders of Nexfor Stock Options.

''**Nexfor Preferred Shareholders**'' means the holders of Nexfor Preferred Shares.

''**Nexfor Preferred Shares**'' means the outstanding Class A Preferred Shares, Series 1 of Nexfor; referred to as ''**Norbord Preferred Shares**'' after the Effective Time.

''**Nexfor Shareholders**'' means, collectively, Nexfor Common Shareholders, Nexfor Optionholders and Nexfor Preferred Shareholders.

''**Nexfor Stock Option**'' means an outstanding option to acquire Nexfor Common Shares granted by Nexfor pursuant to the Nexfor Stock Option Plan.

''**Nexfor Stock Option Plan**'' means the existing Nexfor Stock Option Plan.

''**Norbord Common Shares**'' means the Common Shares that Norbord is authorized to issue upon the Arrangement becoming effective.

''**Norbord USA**'' means all of the entities operating in the US in the Panels business.

''**Norbord Stock Option Plan**'' means the stock option plan adopted by Nexfor to be approved by the Nexfor Common Shareholders at the annual and special meeting, and referred to in the Plan of Arrangement as the Replacement Stock Option Plan.

''**Plan of Arrangement**'' means the plan of arrangement set out as Appendix A to the Arrangement Agreement, as amended from time to time.

''**Replacement Stock Options**'' means the stock options issued to the holders of Nexfor Stock Options pursuant to the Plan of Arrangement.

''**Stock Option Plans**'' means, collectively, the Norbord Stock Option Plan and the Fraser Papers Stock Option Plan.

''**Stock Option Plans Resolution**'' means the ordinary resolution to be considered and, if deemed advisable, passed, with or without variation, by the Nexfor Common Shareholders at the annual and special meeting to approve the issuance of an additional 142,525 Common Shares under the Nexfor Stock Option Plan and to confirm the Stock Option Plans, a copy of which is Exhibit B to this Circular.

''**Tax Act**'' means the *Income Tax Act* (Canada).

''**Tax Proposals**'' means all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Circular.

''**Tax Rulings**'' means the Canadian Federal Tax Ruling and any tax rulings, opinions and advices from provincial or U.S. taxation authorities or Canadian or U.S. tax counsel, in each case that have been sought by Nexfor and other corporations controlled by Nexfor in respect of the Arrangement and related transactions.

''**Transfer Agent**'' means CIBC Mellon Trust Company.

''**TSX**'' means the Toronto Stock Exchange.

See also the definitions of certain non-GAAP measures on page 67 and the ''Glossary of Terms for Fraser Papers'' on page 75.

FORWARD-LOOKING INFORMATION

This Circular contains certain forward-looking statements within the meaning of securities legislation relating, but not limited, to operations, anticipated financial performance, business prospects and strategies of each of Nexfor/Norbord and Fraser Papers. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words.

Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information of Nexfor/Norbord and Fraser Papers involves numerous assumptions, inherent risks and uncertainties both general and specific that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. These factors include, but are not limited to, those listed on pages 6 to 7 of Nexfor's annual information form filed with Canadian securities regulatory authorities, those listed in "The Arrangement — Risk Factors", "Information Concerning Fraser Papers — Management's Discussion and Analysis" and "Information Concerning Fraser Papers — Risk Factors" sections of this Circular and those included in documents and filings which are incorporated by reference in this Circular.

Nexfor continues to seek and obtain certain necessary consents and approvals in order to implement the Arrangement and related transactions as currently structured. In addition, Fraser Papers is in discussions regarding new financing facilities appropriate for its operations as an independent public entity. As at May 3, 2004, Nexfor believes that it and Fraser Papers will obtain such consents and approvals prior to and will be in a position to effect appropriate new financing arrangements immediately after the proposed date for implementing the Arrangement. However, if certain approvals and consents are not received prior to, or Fraser Papers is not in a position to implement such new financings immediately after, the proposed implementation date of the Arrangement, Nexfor may either delay or amend the implementation of the Arrangement, in order to allow sufficient time to complete or be in a position to complete such matters.

Nexfor cautions that the foregoing list of important factors is not exhaustive. Nexfor undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting such information.

SUMMARY

The following is a summary of certain information contained elsewhere in this Circular. This summary is included for convenience only and is qualified in its entirety by the more detailed information contained elsewhere in, or incorporated by reference into, this Circular.

Meeting

The meeting will be held at 10:30 a.m. (Toronto time) at The Design Exchange, Toronto, Ontario, on June 22, 2004. In addition to the regular business of an annual meeting to be considered by Nexfor Common Shareholders, the purpose of the meeting is to permit the Nexfor Shareholders to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the full text of which is set out in Exhibit A to this Circular) approving the Arrangement. See "The Arrangement — Rulings and Approvals Necessary for the Arrangement".

At the meeting, Nexfor Common Shareholders will also be asked to consider and, if deemed advisable, to pass, with or without variation, the Stock Option Plans Resolution. See "Information Concerning Nexfor/Norbord — Norbord After the Arrangement — Stock Option Plan" and "Information Concerning Fraser Papers — Stock Option Plan".

Shareholders Entitled to Vote

The record date for the determination of Nexfor Shareholders entitled to vote at the meeting is the close of business on May 3, 2004. As at May 3, 2004, 149,412,804 Nexfor Common Shares, 3,409,415 Nexfor Stock Options and 2.4 million Nexfor Preferred Shares entitled to be voted at the meeting were outstanding.

Proposed Transactions

Upon the Arrangement becoming effective, the holders of Nexfor Common Shares at the close of business on the Distribution Record Date will own directly all the outstanding Norbord Common Shares and Fraser Papers Common Shares. By way of example, a holder of 1,000 Nexfor Common Shares of record at the close of business on the Distribution Record Date will, upon the Arrangement becoming effective, hold 1,000 Norbord Common Shares and 200 Fraser Papers Common Shares and cash for any fractional interest in a Fraser Papers Common Share.

The number of shares of Norbord outstanding immediately following the Arrangement will not vary from the number of shares of Nexfor outstanding immediately prior to the Arrangement taking effect. See "The Plan of Arrangement — Details of the Arrangement".

Fraser Papers

The Arrangement will result in the holders of Nexfor Common Shares at the close of business on the Distribution Record Date owning all of the issued and outstanding Fraser Papers Common Shares. Fraser Papers is a corporation that has been formed to acquire, under the Arrangement, Nexfor's Paper and Timber businesses. See "Information Concerning Fraser Papers".

Reasons for the Arrangement

Nexfor is a panelboard company with operations in the United States, Canada and the United Kingdom. In addition, Nexfor is a significant specialty paper producer. For several years, the Nexfor Board and management have been considering ways to reorganize Nexfor's operations to continue to maximize shareholder value and to enhance the ability of each business to pursue its independent objectives and strategies. On March 10, 2004, the Nexfor Board concluded that these objectives would be achieved by separating the businesses.

The Arrangement and Related Transactions

If approved by the Nexfor Shareholders and the Court, subject to certain other conditions being fulfilled and approvals obtained, the Arrangement will be implemented pursuant to the terms of the Arrangement Agreement, including the Plan of Arrangement. The Plan of Arrangement is set out as Appendix A to the Arrangement Agreement which is Exhibit E to this Circular. The steps in the Arrangement are described under "The Arrangement — Details of the Arrangement".

Approvals of Shareholders and the Court and Intentions of the Principal Shareholder

In order for the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without variation, by the affirmative vote of at least two-thirds of the votes cast by Nexfor Common Shareholders and Nexfor

Optionholders, voting together, and by Nexfor Preferred Shareholders, voting separately, present in person or represented by proxy at the meeting.

Brascan Corporation, which, together with associated companies, owns approximately 43% of the Nexfor Common Shares and 75% of the Nexfor Preferred Shares, has advised Nexfor that it intends to vote all the Nexfor Common Shares and Nexfor Preferred Shares held by it in favour of the Arrangement Resolution and the Stock Option Plans Resolution.

Following approval of the Arrangement by the Nexfor Shareholders at the meeting, Nexfor will make application to the Court for the Final Order at 10:00 a.m. (Toronto time) on June 28, 2004, at 393 University Avenue, Toronto, Ontario. A copy of the Notice of Application for the Final Order is Exhibit C to this Circular. At that hearing, any securityholder or creditor of Nexfor who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing a notice of appearance with the Court and satisfying other requirements.

At the hearing for the Final Order, the Court will consider, among other things, the fairness of the Arrangement to the Nexfor Shareholders.

Recommendations of the Board of Directors of Nexfor

The Nexfor Board has unanimously determined that the Arrangement is in the best interests of Nexfor and the Nexfor Common Shareholders and Nexfor Optionholders and that it is not prejudicial to the Nexfor Preferred Shareholders. The Board of Directors recommends that Nexfor Shareholders vote in favour of the Arrangement Resolution. See ''The Arrangement — Recommendation of Nexfor Board''.

The Nexfor Board also recommends that Nexfor Common Shareholders vote in favour of the Stock Options Plans Resolution. See ''Information Concerning Nexfor/Norbord — Stock Option Plan'' and ''Information Concerning Fraser Papers — Stock Option Plan''.

Dividends

Nexfor has historically paid quarterly cash dividends on its Common Shares. The annual dividend rate has been CAD$0.40 per Nexfor Common Share since the fourth quarter of 1990. It is expected that after the Arrangement, the amount of dividends declared on Norbord Common Shares will be at an annual rate of CAD$0.40 per share payable on a quarterly basis. Any determination to declare a dividend on the Norbord Common Shares will be made by the Board of Directors of Norbord in its discretion on the basis of earnings, financial requirements and other conditions.

Any decision to pay dividends on the Fraser Papers Common Shares will be made by the Board of Directors of Fraser Papers in its discretion on the basis of earnings, financial requirements and other conditions.

Treatment of Fractional Interests

Under the Arrangement, fractional interests in Fraser Papers Common Shares will be aggregated and then sold by the Transfer Agent. The Transfer Agent will send a cheque for a proportionate amount of the sale proceeds to each person otherwise entitled to a fraction of a Fraser Papers Common Share.

Distribution of Share Certificates

Upon the Arrangement becoming effective, certificates representing Nexfor Common Shares will represent Norbord Common Shares and no new certificates will be issued for the Norbord Common Shares issued pursuant to the Arrangement. Accordingly, it will not be necessary for holders of Nexfor Common Shares to surrender their certificates in connection with the Arrangement. Similarly, certificates representing Nexfor Preferred Shares will represent Norbord Preferred Shares and no new certificates will be issued. Holders of certificates representing Nexfor shares must retain their certificates as evidence of their ownership of Norbord Common Shares or Norbord Preferred Shares, as the case may be.

Certificates representing Fraser Papers Common Shares will be mailed as soon as practicable following the Distribution Record Date to those persons whose names appear in the register of holders of Nexfor Common Shares at the close of business on the Distribution Record Date.

Dissenting Shareholders Rights

Pursuant to the Interim Order, each registered holder of Nexfor Common Shares, Nexfor Stock Options or Nexfor Preferred Shares has the right to dissent in respect of the Arrangement if Nexfor receives from such Dissenting

Shareholder a written objection thereto at or before the annual and special meeting and such Dissenting Shareholder otherwise complies with section 190 of the CBCA. If the Arrangement becomes effective, each Dissenting Shareholder will be entitled to be paid the fair value of the Nexfor Common Shares, Nexfor Stock Options or Nexfor Preferred Shares in respect of which it dissented in accordance with section 190 of the CBCA.

A Dissenting Shareholder will not be entitled to participate in the Arrangement.

Selected Pro Forma and Historical Financial Information

The following table sets forth certain selected *pro forma* financial information for Norbord and Fraser Papers. The *pro forma* financial information gives effect to the Arrangement as of March 27, 2004 for the *pro forma* consolidated balance sheet information and as of January 1, 2003 and 2004 for the *pro forma* consolidated income statement information for the year ended December 31, 2003 and the quarter ended March 27, 2004, respectively.

The following data should be read in conjunction with the consolidated financial statements of Nexfor incorporated herein by reference, the combined financial statements of Fraser Papers division of Nexfor set out in Exhibits F and G to this Circular, the *Pro Forma* financial statements of Fraser Papers set out in Exhibit H and the *Pro Forma* financial statements of Norbord set out in Exhibit I to this Circular.

NEXFOR INC. SELECTED FINANCIAL INFORMATION

	Quarter Ended March 27, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
	($ millions, except per share information)		
Historical			
Revenue	$ 569	$1,939	$1,426
EBITDA (1)	157	359	136
Earnings	81	126	13
Earnings Per Share	0.54	0.85	0.08
Cash Flow from Operating Activities	27	273	134
Total Assets	2,111	2,042	1,969
Pro Forma (Norbord)			
Revenue	$ 348	$1,066	
EBITDA (1)	157	361	
Earnings	89	178	
Earnings Per Share	0.60	1.21	

FRASER PAPERS SELECTED FINANCIAL INFORMATION

	Quarter Ended March 27, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
	($ millions, except per share information)		
Historical			
Revenue	$221	$873	$747
EBITDA (1)	—	(2)	46
Loss	14	92	14
Cash Flow from Operating Activities	(15)	(59)	52
Total Assets	754	763	761
Pro Forma			
Revenue	$221	$873	
EBITDA (1)	—	(2)	
Loss	11	79	
Loss Per Share	0.37	2.63	

(1) Earnings before interest taxes and depreciation, excluding restructuring charge.

Income Tax Considerations

The following is a brief summary of the Canadian federal income tax consequences of the Arrangement and is not intended to be, nor should it be construed to be, advice to any particular Nexfor Shareholder. Nexfor Shareholders should consult their own tax advisers with respect to their particular circumstances.

In general, a Canadian resident holder of Nexfor Common Shares (other than a Dissenting Shareholder) who holds such shares as capital property will not realize a capital gain or capital loss as a result of the Arrangement unless the holder chooses to realize a capital gain or capital loss pursuant to the provisions of the Tax Act. Assuming that a holder of Nexfor Common Shares does not choose to realize a capital gain or a capital loss on the Arrangement, the adjusted cost base of the Nexfor Common Shares will generally be allocated among the Fraser Papers Common Shares and the Norbord Common Shares based upon the relative fair market values of such shares at the time of the Arrangement. Following the Effective Date, Norbord will advise holders by press release of its estimation of the appropriate proportionate allocation.

In general, a non-resident holder of Nexfor Common Shares will not be subject to tax in Canada as a result of the Arrangement provided the Nexfor Common Shares do not constitute taxable Canadian property to such holder.

For a more detailed description of the Canadian federal income tax considerations relating to the Arrangement see ''The Arrangement — Income Tax Considerations — Certain Canadian Federal Income Tax Considerations''.

For a summary of certain U.S. federal income tax considerations, see ''The Arrangement — Income Tax Considerations — Certain U.S. Federal Income Tax Considerations''.

Stock Exchange Listings

Norbord

The Nexfor Common Shares are listed on the TSX. The TSX has accepted notice of the proposed Arrangement and has conditionally approved the listing of the Norbord Common Shares, subject to Nexfor fulfilling all the requirements of such exchange. The Norbord Common Shares will trade under the symbol NBD. Nexfor has no current intention to list the Norbord Common Shares on any other stock exchange or other market in Canada, the United States or otherwise. See ''The Arrangement — Stock Exchange Listings, Trading Prices and Dividends''.

Fraser Papers

The TSX has conditionally approved the listing of the Fraser Papers Common Shares to be issued pursuant to the Arrangement subject to Fraser Papers fulfilling all the requirements of such exchange. The Fraser Papers Common Shares are expected to trade under the symbol FPS. Fraser Papers has no current intention to list the Fraser Papers Common Shares on any other stock exchange or other market in Canada, the United States or otherwise. See ''The Arrangement — Stock Exchange Listings, Trading Prices and Dividends''.

Head and Principal Offices

The head and principal offices of Nexfor and Norbord are located at Suite 500, 1 Toronto Street, Toronto, Ontario M5C 2W4 (telephone: 416-365-0710).

The head and principal office of Fraser Papers will be located at Suite 600, 1 Toronto Street, Toronto, Ontario M5C 2W4 (telephone: 416-643-8820).

PART I

INFORMATION ON VOTING

Shareholders Entitled to Vote

Shareholders of record of Nexfor Inc. (the "Corporation") at the close of business (Toronto time) on May 3, 2004 will be entitled to vote at the meeting. As of May 3, 2004, the Corporation had outstanding and entitled to be voted at the meeting 149,412,804 Common Shares, each share carrying the right to one vote on all matters to come before the meeting and 3,409,415 Nexfor Stock Options and 2,400,000 Nexfor Preferred Shares, each with the right to one vote on the approval of the Arrangement Resolution.

Appointment of Proxyholders

The people named in the enclosed proxy form are officers of the Corporation. A Nexfor Shareholder has the right to appoint a person other than the two people designated in the enclosed proxy form to represent the Nexfor Shareholder at the meeting. The person appointed need not be a shareholder or optionholder. This right may be exercised by filling in such other person's name in the blank space provided in the enclosed proxy form or by completing and depositing another proxy form. Proxies to be used at the meeting must be delivered to Nexfor Inc., c/o ADP Investor Communications, Proxy Department, 5970 Chedworth Way, Mississauga, ON, L5R 4G5, not less than 24 hours before the time of the meeting.

Shares or options represented by properly executed proxies in favour of the people whose names are printed thereon will be voted for or against or withheld from voting in accordance with the choice specified in the proxy on any ballot that may be called. However, if no choice is specified, such shares will be voted, in the case of Nexfor Common Shares:

(i) **for the election, as directors of the Corporation, of the people listed under the heading Election of Directors below;**

(ii) **for the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation and authorizing the directors to fix their remuneration;**

(iii) **for the Arrangement Resolution; and**

(iv) **for the Stock Option Plans Resolution**

and, in the case of Nexfor Stock Options and Nexfor Preferred Shares, **for the Arrangement Resolution**.

The enclosed proxy form confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and other matters that may properly come before the meeting.

A proxy may be revoked by an instrument in writing, including another proxy, duly executed by or on behalf of the shareholder and deposited at the registered office of the Corporation prior to the day of the meeting or with the Chairman of the meeting.

Instructions for voting by telephone or via the Internet are located on the enclosed proxy form.

Non-Registered Shareholders

Most shareholders are non-registered shareholders, i.e., their shares are registered in the name of an intermediary, such as a securities broker, financial institution, or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant. An intermediary must forward special meeting materials to a non-registered shareholder including a form of proxy or voting instruction form. Non-registered shareholders should follow the voting instructions provided by the intermediaries. If a non-registered shareholder wishes to attend and vote in person at the meeting, it must insert its name in the space provided for the appointment of a proxyholder in the form of proxy or voting instruction form provided by the intermediary and follow the instructions for return of the executed form or other method of response.

Shareholder Proposals

Any shareholder proposal to be considered at the Corporation's Annual Meeting in 2005 must be delivered to the Corporate Secretary at Suite 500, 1 Toronto Street, Toronto, Ontario, M5C 2W4 no later than December 15, 2004.

Voting Shares and Principal Holders

To the knowledge of the Directors and officers of the Corporation, no person or company beneficially owns or exercises control or direction over shares carrying more than 10% of the voting rights attaching to all Nexfor Common Shares except Brascan Corporation (''Brascan''). As at May 3, 2004, Brascan owned 63,804,885 Nexfor Common Shares, representing approximately 43% of the outstanding Nexfor Common Shares, and 1,801,000 Nexfor Preferred Shares, representing approximately 75% of the outstanding Nexfor Preferred Shares.

Brascan is a public company listed on the Toronto and New York stock exchanges. Brascan's major shareholder is Partners Limited (''Partners'') who, together with its shareholders, collectively own, directly or indirectly, exercise control or direction over, or have options or warrants to acquire, approximately 30 million Class A Limited Voting Shares, representing approximately 17% of the Class A Limited Voting Shares of Brascan on a fully diluted basis, and 85,120 Class B Limited Voting Shares, representing all of the Class B Limited Voting Shares of Brascan. Messrs. Cockwell, Flatt, Harding and Price, directors of the Corporation, and Messrs. Gammiero and Tremayne, the President and CEO and the Executive Vice President and CFO, respectively, of the Corporation, are shareholders of Partners. Shareholders of Partners, in addition to receiving dividends from their shareholdings in Brascan, participate in an investment fund (the ''Fund'') that invests in securities other than those issued by Brascan and its affiliates. Messrs. Gammiero and Tremayne received distributions of $197,866 and $19,491 respectively, in February 2004 from the Fund.

PART II

ANNUAL MEETING BUSINESS

Election of Directors

The people named in the enclosed proxy form intend, unless otherwise directed, to vote for the election of a Board of Directors (the "Board") composed of the 11 nominees listed below to serve until the next Annual Meeting of the Corporation or until their successors are duly elected or appointed, unless any such person is not available to act as a director of the Corporation ("Director"), in which event a substitute may be nominated. Common Share ownership (which includes direct and indirect ownership), deferred share units and options held are as at May 3, 2004.

Jack L. Cockwell, *Director since 1987; Toronto, Ontario*
Group Chairman of Brascan Group of Companies

Mr. Cockwell is Group Chairman of Brascan Corporation ("Brascan"). Brascan is an asset management company with a focus on real estate and power generation. Brascan owns 43% of Nexfor. Mr. Cockwell was President and CEO of Brascan from 1991 until 2002. In addition to his role on the Nexfor Board, Mr. Cockwell is the Chairman of the Board of the Royal Ontario Museum and a director of a number of companies, including Brookfield Properties Corporation, Noranda Inc., Falconbridge Limited., and Astral Media Inc.

Chair of Human Resources Committee

1,692,005 — Common Shares

Dian Cohen, CM *Director since 1987; Hatley, Quebec*
President, DC Productions Ltd

Ms. Cohen is an economist and a partner in her own economic consultancy. She is a well-known television and radio personality, and author of a number of books on government, personal money management and social policy issues. Ms. Cohen is the recipient of many literary awards, as well as the Order of Canada in 1993. In addition to her role on the Nexfor Board, Ms. Cohen is a director of Royal & SunAlliance Insurance Company of Canada, a trustee of Great Lakes Hydro Income Fund and Treasurer of the University Women's Scholarship Foundation.

Chair of Corporate Governance Committee and member of Environment, Health and Safety and Pension Committees

6,000 — Common Shares
5,642 — Deferred Share Units
6,200 — Options

Pierre Dupuis *Director since 1995; Brossard, Quebec*
Chief Operating Officer, Dorel Industries Inc.

Mr. Dupuis is Chief Operating Officer of Dorel Industries Inc., a global company specializing in juvenile products, ready-to-assemble furniture and home furnishings and recreational products. Prior to his appointment at Dorel, Mr. Dupuis was President and COO of Transcontinental Group G.T.C. Ltd from 1996 until 1999. In addition to his role on the Nexfor Board, Mr. Dupuis is a trustee of Great Lakes Hydro Income Fund.

Member of Audit and Human Resources Committees

5,367 — Common Shares
4,616 — Deferred Share Units
8,200 — Options

J. Bruce Flatt *Director since 2002; Toronto, Ontario*
President and CEO, Brascan Corporation

Mr. Flatt, a chartered accountant, is President and CEO of Brascan. Prior to his current role, Mr. Flatt was President and CEO of Brookfield Properties Corporation. In addition to his role on the Nexfor Board, Mr. Flatt is a director of Noranda Inc., Brookfield Properties Corporation and Brascan.

Member of Environment, Health & Safety Committee

1,192,300 — Common Shares

Gordon E. Forward *Director since 1995; San Diego, California*
Chairman Emeritus, United States Business Council for Sustainable Development

Member of Audit, Environment, Health & Safety and Human Resources Committees

Dr. Forward is the former Vice Chairman of Texas Industries Inc., a position he held from 1998 to 2000. Prior to that, he was President and CEO of the Chaparral Steel Company. In 2002, Dr. Forward received the Environmental Conservation Distinguished Service Award from the American Institute of Mining Metallurgical and Petroleum Engineers in recognition of his significant contribution to the field of waste minimization. In addition to his role on the Nexfor Board, Dr. Forward is a director of Texas Industries Inc.

1,000 — Common Shares
9,314 — Deferred Share Units
8,200 — Options

Dominic Gammiero, *Director since 1998; Mississauga, Ontario*
President and CEO, Nexfor Inc.

Mr. Gammiero was not a member of any Committees

Prior to becoming President and CEO of Nexfor in 1999, Mr. Gammiero held various positions within the organization, including Executive Vice President and Chief Operating Officer of Nexfor, and President of Norbord Industries. Mr. Gammiero has close to 30 years' experience in the forest products industry in North America and Europe. Mr. Gammiero does not sit on the board of any other public company.

322,245 — Common Shares
866,875 — Options

Robert J. Harding, FCA, *Director since 1998; Toronto, Ontario*
Chairman, Brascan Corporation

Lead Director and member of Corporate Governance and Human Resources Committees

Mr. Harding, a chartered accountant, is Chairman of Brascan. Mr. Harding has held various roles with Brascan, including Chief Financial Officer and Chief Operating Officer. Mr. Harding is the Chair of the Board of Governors of the University of Waterloo and a member of the Board of Trustees of the United Way of Greater Toronto. In addition to his role as Lead Director on the Nexfor Board, Mr. Harding is a director of BPO Properties Inc., Noranda Inc., Falconbridge Limited, and Burlington Resources Inc.

168,782 — Common Shares

K. Linn Macdonald, *Director since 1991; Mississauga, Ontario*
Chairman, Nexfor Inc.

Mr. Macdonald was not a member of any Committees

Prior to becoming Chairman of the Board in 1999, Mr. Macdonald was President and CEO of Nexfor — a position he had since 1991. Mr. Macdonald has more than 40 years of operational experience in the North American forest products industry. Mr. Macdonald does not sit on the board of any other public company.

500 — Common Shares
390,000 — Options

Margot Northey, *Director since 2000; North Saanich, British Columbia*
Former Dean, Queen's University School of Business

Chair of Environment, Health and Safety Committee and member of Corporate Governance and Human Resources Committees.

Dr. Northey held the role of dean, Queen's University School of Business from 1995 to 2002. Prior to that, she was an Associate Professor at the University of Western Ontario's business school. Dr. Northey is a widely respected author of numerous articles, books and reports on a broad range of contemporary topics in business, corporate affairs, communications and the humanities. In addition to her role on the Nexfor Board, Dr. Northey is also a director of Alliance Atlantis Communications Inc., Wawanesa Insurance, Aliant Inc. and Stressgen Biotechnologies Corporation.

2,340 — Common Shares
5,510 — Deferred Share Units
1,760 — Options

Barrie Shineton, *Director nominee; Toronto, Ontario*
Executive Vice-President — Wood Products, Nexfor Inc.

Director Nominee

206,000 — Options

Mr. Shineton was appointed Executive Vice President, Wood Products of Nexfor Inc. in 2003. Prior to that he held various positions with Nexfor, including President, Norbord Industries and Managing Director, Nexfor Limited (UK). Mr. Shineton has more than 30 years' experience in the forest industry, having held senior level marketing, sales and operations positions for companies in North America and Europe. Mr. Shineton does not sit on the board of any other public company.

Don S. Wells, *Director since 2003; Beaconsfield, Quebec*
Former Executive Vice President, Strategic Investments, Royal Bank Financial Group

Member of Audit and Corporate Governance Committees

2,000 — Common Shares
1,136 — Deferred Share Units

Mr. Wells, a chartered accountant, has senior management experience in strategy development, mergers and acquisitions, corporate governance and financial management. From 1990 to 1998, Mr. Wells was a senior advisor on strategy and corporate governance to the Chairman and CEO of the Royal Bank of Canada. He retired from the RBC Financial Group in 1998, after a career spanning 26 years. In addition to his role on the Nexfor Board, Mr. Wells is a director of Terralogix Inc., Open Access Ltd., and a trustee of the Noranda Income Fund.

After the meeting, the standing Committees of the Board will include the following Directors:

- Audit Committee: Ms. Cohen, Mr. Dupuis, Dr. Forward and Mr. Wells,
- Human Resources Committee: Mr. Cockwell, Mr. Dupuis, Mr. Flatt, Dr. Forward and Dr. Northey,
- Corporate Governance Committee: Ms. Cohen, Mr. Harding, Dr. Northey and Mr. Wells,
- Environment Health and Safety Committee: Mr. Dupuis, Dr. Forward, Mr. Gammiero and Dr. Northey,
- Pension Committee: Ms. Cohen, Mr. Flatt, Mr. Gammiero and Mr. Wells.

Share Ownership

Nexfor believes the Directors can better represent shareholder interests if they are shareholders themselves. As such, in January, 2004, Nexfor's Board passed a resolution requiring all Directors to hold shares or deferred share units equal in value to at least three times their annual retainer. For new Directors, this minimum share ownership position must be achieved within five years of joining the Nexfor Board. Existing Directors will have five years to accumulate the minimum share ownership requirement. Directors are encouraged to accumulate the minimum share ownership in a systematic manner over the five year accumulation period. As discussed in greater detail on page 16, Directors may elect to take part or all of their annual compensation in deferred share units. Deferred share units are credited at the fair market value of Nexfor Common Shares and receive dividend equivalents.

Share ownership of Directors is provided under ''Annual Meeting Business — Election of Directors''. The total direct and indirect share holdings (including deferred share units) of Directors, Director nominees and Named Executive Officers in the Corporation totalled 4,498,992 shares at May 3, 2004.

Common Shares Owned (Direct and Indirect Ownership)

Name	Total Shares
Dominic Gammiero (President & CEO)	322,245
John Tremayne (Executive Vice President & CFO)	139,227
Bert Martin (Executive Vice President, Paper)	Nil
Barrie Shineton (Executive Vice President, Wood Products)	Nil
Glen McMillan (Vice President, Controller & Corporate Secretary)	10,759

Information on the Board of Directors

Board Mandate

The Nexfor Board recognizes that in order to attain its objective of enhancing shareholder value in a manner that recognizes the concerns of other stakeholders in the Corporation, including its employees, suppliers, customers and the communities in which it operates, the Corporation must have sound corporate governance structures and policies. The Board and the Corporate Governance Committee regularly review the terms of reference of the Board and each of the committees of the Board (the ''Committees''), and the role of the Chairman and CEO, to ensure that the Corporation complies with, or exceeds, all applicable corporate governance rules and standards. The Corporation's corporate governance practices are Exhibit J to this Circular and can be viewed on the Corporation's website at www.nexfor.com.

Pursuant to its terms of reference, the Board is responsible for supervising the business and affairs of the Corporation, which are conducted by its officers and employees under the direction of the Chief Executive Officer. The Board discharges this responsibility directly at regularly scheduled and special meetings of the Board and indirectly through Committees composed of non-management Directors. The Board's full terms of reference are Exhibit K to this Circular. The terms of reference of the Board and each of its Committees can be viewed on the Corporation's website at www.nexfor.com.

Under the rules of the Toronto Stock Exchange (''TSX''), the Corporation is required to disclose its approach to corporate governance, with reference to each of the TSX guidelines. The Corporation's specific disclosure relative to these guidelines is Exhibit M to this Circular.

The Nexfor Board has approved, and acts in accordance with, the Company's Code of Business Conduct (the ''Code''). All employees with supervisory responsibilities, members of the management team, and each Director have signed the Code. A copy of this Code can be found on the Corporation's website at www.nexfor.com.

Board Composition

The Nexfor Board currently consists of 13 Directors elected by the shareholders. It is proposed that the Board be reduced to 11 Directors in consideration of the Arrangement. The size of the Board allows for an appropriate mix of experience and skills on the Board, and ensures that the majority of Directors will be ''unrelated Directors'' under the TSX definition.

The Board reviewed the relationships between each of its Director nominees and the Corporation and has determined that the proposed list of Director nominees fairly represents the share ownership interests in the Corporation and the requirements for Director independence of both Canadian and US securities regulators.

In reaching this conclusion, the Board considers that, if the Arrangement is approved, Messrs. Shineton, Gammiero and Macdonald will be related Directors and the remaining Directors will be independent Directors. Mr. Shineton will be President and CEO of the Corporation, Mr. Gammiero will hold that position until the Effective Date and Mr. Macdonald held that position until October, 1999. While Mr. Gammiero will no longer be an officer of the Corporation after the Effective Date, he will still be considered related as the former CEO of the Corporation. Three of the remaining eight Director nominees, Messrs. Cockwell, Flatt and Harding (the ''Brascan Directors''), are officers of Brascan Corporation and/or its subsidiaries. Brascan has affiliated companies that supply electric power to two of the Corporation's operations under long-term contracts. In addition, the Corporation manages a paper mill owned by an affiliate of Brascan. The supply contracts with Brascan affiliates and the arrangement under which the Corporation manages the Brascan owned paper mill were approved by special Committees of the Board. Each of these Committees was comprised solely of Directors who were neither Brascan Directors nor related Directors. The Board considers that these contracts with Brascan affiliates are not an interest or a business or other relationship which could, or could reasonably be perceived to, materially interfere with the Brascan Directors' ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. Should the Arrangement Resolution be approved, these relationships will be between Fraser Papers and Brascan affiliates. The Board also considers that three Directors (27% of all Directors, 38% of independent Directors) fairly reflect the relative investment of Brascan and other shareholders in the Corporation.

Two other Director nominees, Ms. Cohen and Mr. Dupuis are trustees of Great Lakes Hydro Income Fund, in which Brascan owns a 50% indirect interest. The Great Lakes Hydro Income Fund supplies electrical power to the Corporation's pulp and paper mills in Quebec and New Hampshire. The Board does not consider that this relationship

could, or could reasonably be perceived to, materially interfere with these Directors' ability to act with a view to the best interests of the Corporation. As noted above, these relationships will be between Great Lakes Hydro Income Fund and Fraser Papers if the Arrangement Resolution is passed. The remaining Director nominees, Dr. Forward, Dr. Northey and Mr. Wells have, in the view of the Board, no material relationships or interests which could interfere with their independence as Directors.

Board and Committee Meetings

The Nexfor Board conducts much of its business through Committees established by the Board. There are currently five standing Committees of the Board. These are the Audit, Corporate Governance, Environment, Health and Safety, Human Resources and Pension Committees. In addition, from time to time, the Board has established special Committees to assist the Board in respect of certain issues.

A summary of responsibilities for each Committee is Exhibit J to this Circular. The terms of reference of the Board and the Audit Committee are Exhibits K and L, respectively. The terms of reference of all Committees and the Board are available on the Corporation's website at www.nexfor.com.

It is the policy of the Board that all Board meetings and Committee meetings should include a session without the presence of management and related Directors. In the case of the Audit Committee, each meeting includes a session with only the external auditors and the Committee. The portion of Board meetings where management and related Directors are not in attendance is chaired by Mr. Harding, the Corporation's Lead Director.

All Board members have an open invitation to attend any Committee meeting.

Meeting Attendance

Historically, the Corporation has had excellent attendance at all of its Board and Committee meetings. The attendance of each Board member for all Board and Committee meetings in 2003 is detailed below.

Name — Director	Board	Audit	Corporate Governance	Environment Health & Safety	Human Resources	Pension
J.W. Bud Bird	7 of 7	5 of 5 (1)				2 of 2
John G. Bryden (2)	3 of 3	2 of 2				1 of 1
Jack L. Cockwell	7 of 7				2 of 2 (1)	
Dian Cohen	6 of 7		3 of 3 (1)	2 of 2		1 of 2
Pierre Dupuis	6 of 7	5 of 5			2 of 2	
J. Bruce Flatt	7 of 7			2 of 2		
Gordon E. Forward	7 of 7	5 of 5		2 of 2	2 of 2	
Dominic Gammiero (5)	7 of 7					
Robert J. Harding	6 of 7		3 of 3		2 of 2	
Aldéa Landry (3)	4 of 4			2 of 2		1 of 1
K. Linn Macdonald (5)	7 of 7					
Margot Northey	7 of 7		3 of 3	2 of 2 (1)	2 of 2	
Timothy R. Price	7 of 7					2 of 2 (1)
Don S. Wells (4)	4 of 4	3 of 3	3 of 3	2 of 2		

(1) Denotes Chairman of the Committee

(2) Mr. Bryden left the Board, April 24, 2003

(3) Ms. Landry joined the Board, April 24, 2003 and attended two Board meetings as a Director nominee

(4) Mr. Wells joined the Board, April 24, 2003 and attended one Board meeting as a Director nominee

(5) As related Directors, neither Mr. Gammiero nor Mr. Macdonald are members of any Committees

Board Evaluation Systems

The Board evaluates itself annually to ensure it is functioning effectively and in the best interests of shareholders. The evaluation includes a detailed questionnaire completed by each Director and one-on-one interviews with the Chairman. The Chairman reviews the results of the evaluation with the Corporate Governance Committee and the Board. These evaluations assess the Board in four specific areas:

- Overall Board governance
- Managing management
- Strategy and Company performance
- Board effectiveness

In 2003, this evaluation determined that the Board operates effectively.

In addition to the Board, each Committee of the Board evaluates its performance annually. These evaluations focus on each Committee's successes in meeting its terms of reference as well as its overall effectiveness as a committee. In 2003, each of the Committees of the Board evaluated its performance as effective.

The performance of individual Board members is also reviewed by his or her peers. This review is conducted by the Chairman and presented to the Corporate Governance Committee for its consideration.

As part of the Board, Committee and individual Director evaluation processes, all opportunities to improve are implemented as identified.

Retirement

In general, Directors do not stand for election after their 70th birthday. However, in order to ensure appropriate Director succession, the Board can retain up to three Directors who are 70 years of age or older.

Compensation of Directors

Each Director who is not an employee of the Corporation is entitled to be paid an annual retainer of CAD $14,000. In addition, each Director who is a member of a Board Committee receives an annual retainer of CAD $2,000 for each Committee membership, provided that the Committee holds at least one regularly scheduled meeting during the year. The Chairman of each Board Committee receives an additional annual retainer of CAD $2,000. Each Director who is not an employee of the Corporation also receives a fee of CAD $1,500 for each meeting of the Board of Directors attended (exclusive of any meeting held immediately following an annual meeting of shareholders), and a fee of CAD $1,000 for each Committee meeting attended.

Mr. Macdonald, as Chairman of the Board, is paid an annual retainer of CAD $100,000, inclusive of Directors' fees.

Eligible Directors can, at their option, elect to receive all or part of their compensation in Nexfor deferred share units. Deferred share units are credited at the fair market value of Nexfor Common Shares and receive dividend equivalents.

In 2003, the Board amended the Nexfor Stock Option Plan to prohibit the granting of stock options to unrelated Directors.

2003 — Actual Director Fees Paid to Directors and Percentage Taken in Deferred Share Units (DSU)

Name — Director	Actual Fees Earned ($CAD)	% Taken in DSU
J.W. Bud Bird	$ 37,500	100
Jack L. Cockwell (1)	Nil	N/A
Dian Cohen	$ 32,500	68
Pierre Dupuis	$ 30,000	60
J. Bruce Flatt (1)	Nil	N/A
Gordon E. Forward	$ 36,500	100
Dominic Gammiero	Nil	N/A
Robert J. Harding (1)	Nil	N/A
Aldéa Landry	$ 15,500	58
K. Linn Macdonald	$100,000	—
Margot Northey	$ 36,500	—
Timothy R. Price (1)	Nil	N/A
Don S. Wells	$ 18,500	49

(1) Messrs. Cockwell, Flatt, Harding and Price, as representatives of Brascan, received no compensation for their roles on the Board and Committees of the Corporation. An aggregate payment of CAD $116,500 was made to Brascan for their services.

In January, 2004, the Board approved a change to Directors' compensation, effective after the annual and special meeting on June 22, 2004. Under the new plan, each Director who is not an employee of the Corporation is entitled to an annual retainer fee of CAD $40,000. The Chairman of the Board will continue to receive a total of CAD $100,000. The Chairman of the Audit Committee will receive an additional annual retainer of CAD $5,000. The Chairman of all other Board Committees will receive an additional annual retainer of CAD $3,000. There will be no fees payable for Committee membership or meeting attendance.

Pursuant to the share ownership requirements for Directors described under ''Share Ownership'' above, Directors will be required to own three times the annual retainer fee (approximately CAD $120,000) worth of Nexfor/Norbord shares or deferred share units based on these changes to Directors' compensation.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Nexfor Board is comprised of four Directors: J.W. Bud Bird, Pierre Dupuis, Gordon Forward and Don S. Wells. Each member of Nexfor's Audit Committee is an unrelated director, as defined by the TSX rules, and an independent director under the standards established by Canadian securities regulatory authorities in Multilateral Instrument 52-110. In addition, Mr. Wells is considered a financial expert according to the definitions set out by the Securities Exchange Commission under the Sarbanes-Oxley Act of 2002.

The Audit Committee's responsibilities are described in Exhibit J of this document. The Audit Committee held five meetings during 2003. A written copy of its Terms of Reference is Exhibit L to this Circular.

The Committee has reviewed and discussed the Corporation's audited financial statements with management, which has primary responsibility for the preparation of the financial statements. Ernst & Young LLP, the Corporation's independent auditor for 2003, is responsible for expressing an opinion on the agreement of the Corporation's audited financial statements with generally accepted accounting principles. The Committee has reviewed with Ernst & Young LLP the matters that are required to be discussed, including financial statement disclosures, the quality of the Corporation's financial reporting, and significant accounting policies.

The Committee also concluded that Ernst & Young LLP's scope of non-audit services (as described under "Annual Meeting Business — Auditor Independence") does not compromise their independence.

Based on the reviews, considerations and discussions outlined above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved the audited financial statements of the Corporation and authorized their inclusion in the Corporation's annual report for the year ended December 31, 2003. The audit Committee also recommended to the Board, subject to shareholder approval, that Ernst & Young LLP be appointed independent auditors for the Corporation in 2004.

This report has been prepared by the Audit Committee:

J.W. Bud Bird (Chairman)
Pierre Dupuis
Gordon E. Forward
Don S. Wells

HUMAN RESOURCES COMMITTEE'S REPORT ON EXECUTIVE COMPENSATION

The Corporation's executive compensation program is administered by its Human Resources Committee (''H.R. Committee''). As part of its mandate, the H.R. Committee administers the appointment and remuneration of the Corporation's officers, including the Named Executive Officers. For the President and Chief Executive Officer, the H.R. Committee makes compensation recommendations to be approved by the Board and for all other officers, the H.R. Committee approves the compensation levels. The H.R. Committee is also responsible for reviewing the design and general competitiveness of the Corporation's compensation and benefit programs. The H.R. Committee met twice in 2003.

Members of the H.R. Committee during 2003 were Mr. Cockwell (Chairman), Mr. Harding, Dr. Forward, Mr. Dupuis and Dr. Northey. All members of the H.R. Committee served for the entire year.

Mr. Gammiero, the President and Chief Executive Officer of the Corporation, is not a member of the H.R. Committee. He makes recommendations to the H.R. Committee with respect to executive compensation policy and with respect to the compensation paid to senior officers of the Corporation, other than himself. Mr. Gammiero did not participate in H.R. Committee meetings when his compensation was discussed or determined.

Report on Executive Compensation

Through its total compensation program for executives, the Corporation aims to attract, retain and motivate top quality people at the executive level. Performance incentives that are tied directly to increases in shareholder value are essential components of the program.

With respect to general philosophy, the H.R. Committee believes that senior executive incentive compensation should be driven primarily by performance relative to the established plans and strategy of the business. The H.R. Committee focuses on rewarding performance, and not on entitlement or seniority.

The Corporation's compensation policies are designed to motivate management to maximize the long-term value of the Corporation's assets and business operations and to provide an overall competitive compensation package with a high proportion for the most senior executives weighted to variable compensation tied to the Corporation's performance. In the case of the Corporation's CEO, this is achieved by maintaining base salary and cash bonus awards below the median base salary level in the industry in return for an opportunity to participate at a higher level in the growth in value of the Corporation's shares.

The Corporation retains the services of external consultants to assist the Committee in establishing appropriate levels of base salary and incentive compensation for executive officers of the Corporation. The individual components of executive compensation and the H.R. Committee's approach to each are as follows:

Base Salary

Base salaries of the Corporation's executives are reviewed annually to ensure that they reflect the contribution of each executive. The Corporation believes that base salaries should be based on the median level of salaries paid to similar positions at comparable Canadian forest products companies adjusted for size based on sales volumes. The base salary for the Corporation's CEO is also adjusted to reflect a higher weighting to variable compensation as described below.

Annual Incentive Plan

The Corporation has an annual incentive plan that generates cash incentives for company officers (including the Named Executive Officers) based on corporate and individual performance. Target awards, expressed as a percentage of base salary, have been established for each officer position at approximately the median level of annual incentive compensation plans administered by other Canadian forest products companies.

The incentive awards for Messrs. Martin and Shineton are based on three factors:

(a) one-third on individual performance measured against established objectives and including contribution to overall results;

(b) one-third on corporate performance based on a Return on Capital Employed (ROCE) calculation; and

(c) one-third on subsidiary performance based on a ROCE calculation.

The incentive plan for all other officers, including the President and Chief Executive Officer, is based on two factors:

(a) one-third on individual performance measured against established objectives and including contribution to overall results; and

(b) two-thirds on corporate performance based on ROCE calculation.

ROCE targets and individual objectives are reviewed with the Committee at the beginning of each year and awards are approved by the Committee based on the performance of each individual officer.

Long Term Incentives

Stock Option Plan

The Corporation has had a Stock Option Plan since 1991. The Nexfor Stock Option Plan is designed to focus executive attention on the long term interests of the Corporation and growth in shareholder value.

Options are granted periodically to executives and senior managers and may be exercised at the option price for a period of up to 10 years. Options are subject to vesting at the annual rate of 20% per year, beginning on the first anniversary from the date of grant.

In 2003, the Committee determined that for a 12-month period following each exercise of stock options granted after January 29, 2003, the Named Executive Officers would hold Nexfor Common Shares with a value equivalent to the after-tax gain realized through the exercise of the options.

To determine the size of grants, the H.R. Committee takes into consideration data provided by external consultants on competitive market practices within Canadian forest industry firms and a wider grouping of industrial companies.

On January 30, 2003, options to purchase a total of 437,500 shares were granted to 38 executives and senior managers at the market price of CAD $8.25 per share. On April 23, 2003 a further 636,875 shares were granted to two executives at the market price of CAD $7.73 per share in conjunction with the discontinuance of loans related to the Share Purchase Plan. The options granted on April 23, 2003 are not subject to a 12-month hold period as these grants related to share ownership which existed prior to January 29, 2003.

On January 29, 2004, options to purchase a total of 538,000 shares were granted to 59 executives and senior managers (of which 305,000 options were granted to insiders) at the market price of CAD $11.24, subject to receipt of shareholder approval of an increase in the number of shares issuable under the Nexfor Stock Option Plan. The increase required is 142,525 shares and the approval for this increase is part of the Stock Option Plans Resolution.

Share Purchase Plan

On April 23, 2003, the Nexfor Board passed a resolution to discontinue the practice of issuing loans to executives for the purchase of Common Shares of the Corporation. Consistent with this new policy, outstanding loans to Mr. Gammiero in the amount of CAD $3,500,000, and Mr. Tremayne in the amount of CAD $548,250 were repaid in full in June 2003. There are no longer any outstanding loans under the Share Purchase Plan. In conjunction with the repayment of these loans, 636,875 options were issued to Messrs. Gammiero and Tremayne at the market price of CAD $7.73 per share.

Compensation of President and Chief Executive Officer

Mr. Gammiero was appointed President and Chief Executive Officer of the Corporation on October 22, 1999. Mr. Gammiero will assume the role of President and Chief Executive Officer of Fraser Papers on the Effective Date of the Arrangement and will relinquish this role with Nexfor. Mr. Gammiero's base salary was reviewed annually and was set below the median level for comparable companies within the forest products industry based on data provided by the Corporation's external compensation consultants. Mr. Gammiero's below market base salary was offset by an enhanced opportunity to participate at a higher level in the growth in value of the Corporation's shares.

Mr. Gammiero participated in the Annual Incentive Plan for executive officers. The H.R. Committee has established a target award of 60% of annual base salary payable based on a ROCE calculation and upon fulfillment of established individual performance criteria. These individual performance criteria include:

- The strategic positioning of the Corporation for profitable growth and success;
- The leadership of the organization; and
- The management of succession plans to provide continuity of senior management, including that of the CEO.

In 2003, Mr. Gammiero was awarded an incentive payment commensurate with the achievement of corporate and individual objectives. The Committee's assessment of Mr. Gammiero's performance included the following:

- Strong financial performance resulting in achievement of Return on Capital Employed of 24% and Return on Equity of 15% compared with targets of 19% and 12% respectively;
- Reduction of balance sheet leverage and maintenance of investment grade credit ratings;
- Continued strengthening of the Corporation's positioning in North American panelboard markets;
- Achievement of significant productivity improvement at the Corporation's Edmundston/Madawaska paper operations;
- Improved operating performance of Nexfor UK operations; and
- Unsatisfactory financial performance of the Paper segment.

In January 2003, Mr. Gammiero was granted an option on 150,000 Common Shares under the Nexfor Stock Option Plan at the market price of CAD $8.25 per share. Consistent with the Board's decision to discontinue the practice of issuing loans to executives, Mr. Gammiero no longer participates in the Share Purchase Plan and all outstanding loans were repaid in full. In April 2003, Mr. Gammiero was granted an option on 561,875 Common Shares under the Nexfor Stock Option Plan at the market price of CAD $7.73 per share to replace the incentive opportunity foregone with termination of the Share Purchase Plan. In January 2004, Mr. Gammiero was granted an option on 150,000 Common Shares under the Nexfor Stock Option Plan at the market price of CAD $11.24 per share.

The awards to Mr. Gammiero under the Nexfor Stock Option Plan are consistent with the compensation philosophy of the Corporation, which is to tie a significant portion of the Chief Executive Officer's compensation to corporate performance and the achievement of growth in shareholder value. In accordance with this philosophy, on March 10, 2004, the Nexfor Board approved an amendment to the outstanding options held by Mr. Gammiero to remove their vesting requirements, on the understanding that Mr. Gammiero will exercise a portion of the options and use the after-tax proceeds from the sale of the shares received to exercise the remaining options. Only one-third of the shares received by Mr. Gammiero on the exercise of the remaining options may be sold per year. This increase in the number of Nexfor Common Shares held by Mr. Gammiero is to further align his interests with the shareholders of Nexfor and, after the Arrangement, the shareholders of Fraser Papers.

This report has been prepared by the Human Resources Committee:

Jack L. Cockwell (Chairman)
Gordon E. Forward
Pierre Dupuis
Robert J. Harding
Margot Northey

Executive Compensation Disclosure

The following table, presented in accordance with the regulations to the *Securities Act* (Ontario), sets forth all compensation paid or payable in respect of each of the executive officers named (collectively, the "Named Executive Officers") for services rendered during the financial years ended December 31, 2003, 2002, and 2001.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation: Salary	Bonus	Other Annual Compensation (6)	Long Term Compensation Awards: Securities Under Options/SARs Granted	All Other Compensation
		($)	($)	($)	(#)	($)
D. Gammiero (1)	2003	CAD $425,000	CAD $439,450	CAD $ 931	711,875	CAD $125,000
President and	2002	CAD $425,000	CAD $153,000	CAD $1,232	250,000	—
Chief Executive Officer	2001	CAD $422,917	CAD $168,428	CAD $1,531	250,000	—
B. Martin (2)	2003	$299,167	—	—	—	$ 79,845
Executive Vice President,	2002	$289,167	$ 66,600	—	78,000	$ 18,267
Paper	2001	$278,333	$ 63,350	—	80,000	$ 17,505
J. Tremayne (3)	2003	CAD $269,167	CAD $191,520	—	150,000	—
Executive Vice President &	2002	CAD $151,667	CAD $ 36,400	—	80,000	—
Chief Financial Officer	2001	—	—	—	—	—
B. Shineton (4)	2003	£159,583	£ 99,515	£1,812	—	£151,451
Executive Vice President,	2002	£154,430	£ 51,300	£2,000	78,000	£ 40,129
Wood Products	2001	£149,583	£ 24,873	£2,812	80,000	£ 45,284
G. McMillan (5)	2003	CAD $174,167	CAD $ 93,960	—	—	CAD $ 25,000
Vice President, Controller &	2002	CAD $154,167	CAD $ 28,700	—	21,000	—
Corporate Secretary	2001	CAD $144,167	CAD $ 25,756	—	21,000	—

(1) Mr. Gammiero was appointed President and Chief Executive Officer in October 1999. "All Other Compensation" represents cash received in lieu of an additional 100,000 Nexfor stock options.

(2) Mr. Martin was appointed Executive Vice President, Paper in June 2003. "All Other Compensation" includes $61,238 received in lieu of 75,000 Nexfor stock options and matching contributions by the Corporation to Mr. Martin's 401(k) savings plan.

(3) Mr. Tremayne joined Nexfor Inc. as Senior Vice President & Chief Financial Officer in June 2002 and was appointed Executive Vice President in June 2003.

(4) Mr. Shineton was appointed Executive Vice President, Wood Products in June 2003. "All Other Compensation" includes £40,939 received in lieu of 75,000 Nexfor stock options, relocation expenses, employer contributions to the Nexfor UK Defined Contribution Plan and contributions to Mr. Shineton's retirement account in respect of his duties as a senior officer of Nexfor Inc.

(5) Mr. McMillan was appointed Controller in April, 1999, Vice President in April 2002 and Corporate Secretary in April 2003. "All Other Compensation" represents cash received in lieu of 20,000 Nexfor stock options.

(6) The value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of total annual salary and bonus. The amounts quoted in this column represent the dollar value of imputed interest benefits relating to housing loans.

The following table sets forth individual grants of stock options during the financial year ended December 31, 2003 to the Named Executive Officers:

Option Grants During the Financial Year Ended December 31, 2003

Name	Securities Under Options Granted	% of Total Options Granted to Employees in 2003	Exercise or Base Price (CAD $/Share)	Market Value of Shares Underlying Options at Date of Grant (CAD $/Share)	Expiration Date
Mr. Gammiero	150,000	14%	$8.25	$8.25	Jan. 30, 2013
	561,875	52%	$7.73	$7.73	Apr. 23, 2013
Mr. Martin	—	—	—	—	—
Mr. Tremayne	75,000	7%	$8.25	$8.25	Jan. 30, 2013
	75,000	7%	$7.73	$7.73	Apr. 23, 2013
Mr. Shineton	—	—	—	—	—
Mr. McMillan	—	—	—	—	—

All options were granted under the Nexfor Stock Option Plan and entitle each Named Executive Officer to purchase Common Shares of the Corporation. The exercise price is the market price of the Common Shares on the date of the grant. Mr. Tremayne's options are subject to vesting at the annual rate of 20% beginning on the first anniversary from the date of grant. As to the options expiring January 30, 2013, for a 12-month period following each exercise of these options, each Named Executive Officer must hold Nexfor Common Shares with a value equivalent to the after-tax gain realized through the exercise of the options.

The following table sets forth details of each exercise of stock options during the financial year ended December 31, 2003 by the Named Executive Officers and the financial year-end value of unexercised options on an aggregate basis:

Aggregate Option Exercises During the Financial Year Ended December 31, 2003 And Financial Year-End Option Values

Name	Shares Acquired on Exercise	Aggregate Value Realized (1)	Unexercised Options at FY-End		Value of Unexercised In-The-Money Options at FY-End (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	(CAD $)	(#)	(#)	(CAD $)	(CAD $)
Mr. Gammiero	415,000	1,292,130	123,000	1,189,875	286,560	3,723,710
Mr. Martin	135,400	364,886	—	135,600	—	442,464
Mr. Tremayne	—	—	16,000	214,000	40,000	589,000
Mr. Shineton	—	—	76,400	129,600	237,016	414,144
Mr. McMillan	27,800	33,128	13,200	40,500	55,528	124,992

(1) Determined on basis of market value at date of exercise.

(2) The closing price of Nexfor Inc. Common Shares on the Toronto Stock Exchange on December 31, 2003 was CAD $10.85.

Pension Arrangements

Mr. Gammiero, Mr. Tremayne and Mr. McMillan participate in the Retirement Annuity Plan for Canadian salaried employees. The following table shows the total annual retirement benefits payable under such retirement plan to participants in the specified compensation and years of service categories assuming retirement at age 65:

Pension Plan Table

Remuneration (CAD $)	Years of Service 20	25	30	35
$150,000	$49,700	$62,125	$ 74,575	$ 87,000
$175,000	$58,450	$73,075	$ 87,700	$102,300
$200,000	$67,200	$84,000	$100,825	$117,625
$225,000 and above	$75,950	$94,950	$113,950	$132,925

Remuneration for the purposes of such pension plan includes base salary only. The pension benefit is based on 1.75% per year of service of the average of the best 60 months' salary minus an adjustment for Canada Pension Plan benefits. Pension benefits are reduced for retirement earlier than age 65.

To limit the Corporation's retirement benefit liability to employees under the plan, a remuneration level of CAD $225,000 has been established as the maximum average remuneration eligible for pension calculations. This maximum is to be reviewed periodically in both general application and application to individuals.

At age 65, Mr. Gammiero, Mr. Tremayne and Mr. McMillan will have attained 22 years, 26 years and 34 years of credited service, respectively. These pension benefits are payable for life guaranteed for 5 years. Upon death, payments continue to the surviving spouse reducing to 66⅔% (basic option) at the end of the five year guarantee.

The pension arrangements for Mr. Martin provide for a benefit based on participation in the Fraser Papers Inc. Pension Equity Plan, the Fraser Papers Inc. Supplemental Executive Retirement Plan and the Nexfor Inc. Fraser Operations Salaried Pension Plan. At age 65 Mr. Martin will have attained 44 years of credited service under these plans. The estimated annual pension benefit payable under these plans to Mr. Martin at normal retirement age (65) is US $188,993.

Five Year Total Shareholder Return Comparison

The following graph assumes that CAD $100 was invested on December 31, 1998 in Nexfor Inc.'s Common Shares, the TSX Paper & Forest Index, the S&P/TSX Composite Index and the S&P/TSX Canadian Materials Index respectively.

Cumulative Value of CAD $100 Investment Assuming Reinvestment of Dividends[(1)]



Nexfor
TSX Paper & Forest Index
S&P/TSX Composite Index
S&P/TSX Canadian Materials Index
$250
$200
$150
$100
$50
$0
Dec. 31 '98
Dec. 31 '99
Dec. 31 '00
Dec. 31 '01
Dec. 31 '02
Dec. 31 '03

	Dec. 31 '98	Dec. 31 '99	Dec. 31 '00	Dec. 31 '01	Dec. 31 '02	Dec. 31 '03
Nexfor	$100.00	$145.94	$129.92	$145.02	$167.27	$229.75
TSX Paper & Forest Index (2)	$100.00	$149.52	$140.99	$148.07	$152.69	$149.70
S&P/TSX Composite Index	$100.00	$131.71	$141.47	$123.69	$108.30	$137.25
S&P/TSX Canadian Materials Index	$100.00	$114.33	$106.04	$117.38	$125.60	$160.20

(1) All amounts in CAD $.

(2) In May 2003, the TSX Paper & Forest Index was integrated in the S&P/TSX Canadian Materials Index.

Directors' and Officers' Liability Insurance

The Corporation maintains directors' and officers' liability insurance coverage through a primary and excess policy covering Brascan Corporation and certain subsidiary and associated companies, which has a combined annual aggregate policy limit of CAD $50 million, subject to a corporate deductible of CAD $1 million per loss. Generally, under this insurance coverage, the Corporation is reimbursed for indemnity payments made to its Directors or officers as required or permitted by law for losses, including legal costs, incurred by officers and Directors in their capacity as such. This policy also provides coverage directly to individual Directors and officers without any deductible if they are not indemnified by the Corporation. The insurance coverage for Directors and officers has customary exclusions, including libel and slander, and those acts determined to be uninsurable under law, deliberately fraudulent or dishonest, or to have resulted in personal profit or advantage. The policies have one-year terms and have an annual aggregate premium of CAD $90,000, which is payable by the Corporation.

Auditor Independence

Provision Of Non-Audit Services By The Auditor

Ernst & Young LLP and its respective affiliates (collectively ''Ernst & Young'') are the auditors of the Corporation. From time to time Ernst & Young also provides other non-audit services to the Corporation and its subsidiaries. It is the Corporation's policy not to engage its auditors to provide services in connection with financial information systems design and implementation or other services that may impair the objectivity of the auditors. The Corporation has implemented a procedure to ensure that any engagement of the auditors for non-audit services receives prior clearance by the Audit Committee. In approving any such engagement, the Audit Committee will consider whether the provision of such non-audit services is compatible with maintaining Ernst & Young's independence.

Fees Paid To The Auditor

The table below summarizes the fees paid to Ernst & Young:

Services	2003	2002
Audit services	$ 635,000	$ 509,000
Audit related services	237,000	308,000
Taxation services	369,000	317,000
Other non-audit services	64,000	121,000
Total for all services	$1,305,000	$1,255,000

Details of the services performed by Ernst & Young are provided below:

Audit Services

Audit services include the annual financial statement audit of the Corporation and certain of its subsidiaries. The 2003 fees include the review of the Corporation's unaudited interim financial statements.

Audit Related Services

Audit-related services include audits of the Corporation's pension plans, special purpose non-statutory audits of divisions of the Corporation, comfort letters associated with regulatory filings and internal control reviews.

Taxation Services

Taxation services include tax advisory and compliance services.

Other Non-Audit Services

Non-audit services include translation services, compensation consulting and other business advisory services.

Consideration of Independence

Ernst & Young has advised the Audit Committee that it considers itself to be independent of the Corporation, and the Audit Committee has confirmed that it considers Ernst & Young to be independent.

Appointment of Auditors

The people named in the proxy form enclosed with the Notice of Meeting intend to vote for the appointment of Ernst & Young LLP, Toronto, as auditors of the Corporation at a remuneration to be fixed by the Directors.

PART III

THE ARRANGEMENT

Nexfor is an international forest products company with operating assets in Canada, the United States and the United Kingdom. Nexfor has businesses in three main areas: Panels, Paper and Timber. In Panels, Nexfor manufactures and markets OSB, MDF, particleboard, hardwood plywood, I-joists and other panel products and markets lumber for the Paper business. In Paper, Nexfor produces and markets uncoated freesheet papers, uncoated groundwood papers, lightweight coated groundwood papers and bleached hardwood kraft pulp and produces lumber. In Timber, Nexfor manages freehold and licensed timberlands in New Brunswick and Maine.

Under the Arrangement, Nexfor will distribute its Paper and Timber businesses to the Nexfor Common Shareholders. This distribution will be accomplished by combining the Paper and Timber businesses into a separate, publicly traded corporation, Fraser Papers, and distributing the Fraser Papers Common Shares to the Nexfor Common Shareholders of record at the close of business on the Distribution Record Date. For every Nexfor Common Share held of record at the close of business in Toronto on the Distribution Record Date, after giving effect to the Arrangement, a Nexfor Common Shareholder will hold 1 Norbord Common Share and 1/5 of a Fraser Papers Common Share. Fractional interests in Fraser Papers Common Shares will be summed and sold and a holder will receive a cheque for its proportionate interest in the sale proceeds.

The Arrangement will not require any Nexfor Common Shareholder to make any payment and will generally be effected on a tax-deferred basis in Canada for Nexfor Common Shareholders who hold their shares as capital property. See ''Income Tax Considerations — Certain Canadian Federal Income Tax Considerations''. Nexfor Common Shareholders who are subject to U.S. federal income taxation should see ''Income Tax Considerations — Certain U.S. Federal Income Tax Considerations''.

Reasons for the Arrangement

In 1998, the Nexfor Board and management concluded that shareholder value would best be maximized by focusing on growth in the Panels business and increasing the percentage of specialty papers in the Paper business. Over the following five years, the percentage of Nexfor's net assets employed in the Panels business increased from less than 30% to in excess of 55% at December 31, 2003.

In April 2003, a strategic review of Nexfor's businesses by Nexfor management identified the distinctive nature of each of Nexfor's businesses. The Panels and Paper businesses are not complementary and provide limited synergies to one another. The Nexfor Board and management have been considering ways to reorganize Nexfor's operations in order to continue to maximize shareholder value.

Over the past year, Nexfor's financial position has improved as a result of strong operating cash flow and the sale of non-core assets. Nexfor management concluded that shareholder value would be maximized and each business would benefit from separating the businesses. This conclusion was reached, in part, for the following reasons:

- Management — Each of the two businesses has a different business cycle, serves different marketplaces and customer bases, is subject to different competitive forces and must be managed with different short-term and long-term strategies. Separating Nexfor's businesses into separate public companies, each with its own board of directors, will allow the management of each company to react directly to the competitive forces in its own market and pursue short-term and long-term strategies that are appropriate to its industry.
- Capital — Each of the public companies will have direct access to public and private capital markets and will be able to issue debt and equity to fund growth and finance acquisitions. In addition, the management of each company will be able to evaluate its own growth opportunities and organize its capital structure according to its own industry.
- Investor Understanding — Debt and equity investors and analysts will be able to more easily follow and accurately value the businesses on a stand-alone basis against competitors, benchmarks and performance criteria specific to each industry, thereby enhancing the likelihood that each company will achieve appropriate market recognition.
- Employees — Each company will be able to establish equity based compensation programs that should enable it to attract, motivate and retain key employees.

Nexfor is now in a position to distribute the Paper and Timber businesses to the Nexfor Common Shareholders without putting undue pressure on its finances.

On March 10, 2004, the Nexfor Board agreed that the separation of the two businesses at this time should be strategically and financially beneficial to both businesses and would maximize shareholder value for the Nexfor Common Shareholders without being prejudicial to Nexfor Preferred Shareholders. Accordingly, the Nexfor Board authorized the distribution of Fraser Papers to the Nexfor Common Shareholders. Nexfor issued a press release on March 11, 2004 announcing this decision.

On April 21, 2004, the Nexfor Board met to consider the reorganization of Nexfor and the organization of Fraser Papers, including their proposed directors, officers and capitalization. The Nexfor Board approved the Plan of Arrangement, the Arrangement Agreement and the transactions contemplated thereby and this Circular. The new board of directors of Fraser Papers met on the same day to approve the Arrangement Agreement and to authorize the organization of Fraser Papers effective, as to certain matters, upon completion of the Arrangement.

Arrangement Agreement and Plan of Arrangement

The following description of the Arrangement Agreement is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is Exhibit E to this Circular, and the Plan of Arrangement, a copy of which is Appendix A to the Arrangement Agreement, each of which should be read carefully in its entirety.

Nexfor, Fraser Papers and the subsidiaries that presently conduct the Paper and Timber businesses, FP (CAD) and FP (US), have entered into the Arrangement Agreement which provides for, among other things, the terms of the Plan of Arrangement, the conditions to its completion, actions to be taken prior to the Effective Date and indemnities between the companies after the Effective Date, all as described below.

Pursuant to the Arrangement Agreement, each of the parties has agreed to use commercially reasonable efforts to complete the transactions contemplated in the Arrangement Agreement. However, the Nexfor Board may decide at any time before or after the annual and special meeting, but prior to the Effective Date, not to proceed with the Arrangement without any further action on the part of the Nexfor Shareholders or the Court. The Nexfor Board considers it appropriate to retain the flexibility not to proceed with the Arrangement should some event occur after the meeting and prior to the Effective Date which, in the option of the Nexfor Board, makes it inadvisable to complete the Arrangement. The Arrangement Agreement and Arrangement Resolution authorize such action.

The Arrangement Agreement and Arrangement Resolution also provide that the Plan of Arrangement may be amended by the Nexfor Board before or after the meeting without further notice to the Nexfor Shareholders. The Nexfor Board has no present intention to amend the Plan of Arrangement. However, it is possible that the failure to be in a position to implement appropriate new financing arrangements or market or other conditions could make it advisable to amend the Plan of Arrangement. In addition, it is also possible that, due to discussions with the CCRA in respect of the Canadian Federal Tax Ruling or other governmental authorities in relation to any other Tax Rulings or other considerations, the Nexfor Board may determine that it is appropriate that amendments be made. Any amendment made to the Plan of Arrangement after the meeting must be approved by the Court.

Pursuant to the Arrangement Agreement, each of the parties has agreed to indemnify and hold harmless each other against any loss suffered or incurred resulting from a breach of a representation, warranty or covenant including that each party will not take any action, omit to take any action or enter into any transaction that could adversely impact the Tax Rulings including government opinions and the assumptions upon which they were made. For example, with respect to Canadian taxation, in addition to various transactions that the respective parties are prohibited from undertaking prior to the implementation of the Arrangement, after the implementation of the Arrangement, no party will be able to dispose of or exchange more than 10% of its assets, or, among other things, undergo an acquisition of control without severe adverse consequences where such disposition or control acquisition is, or is deemed to be, for Canadian tax purposes, "part of a series of transactions or events" that includes the Arrangement, except in limited circumstances.

Effects of the Arrangement

Pre-Arrangement Organizational Structure

The following diagram sets out an abbreviated organizational structure of Nexfor and its operating subsidiaries before the Arrangement.



Nexfor Common Shareholders
100%
Nexfor
100%
Norbord Industries Inc.
100%
FP (CAD)
Canada
United States
Nexfor (USA) Inc.
100%
Norbord (USA)
100%
FP (US)

Post-Arrangement Organizational Structures

The following diagram sets out an abbreviated organization structure of Nexfor/Norbord and Fraser Papers after giving effect to the Arrangement.



Nexfor Common Shareholders
100%
100%
Norbord
Fraser Papers
100%
Norbord Industries Inc.
100%
FP (CAD)
Canada
United States
Nexfor (USA) Inc.
100%
Norbord (USA)
100%
Fraser Papers USA

Details of the Arrangement

The steps to effect the Arrangement will occur on the Effective Date by operation of law without any further actions by the Nexfor Shareholders. These steps are set out in detail in the Plan of Arrangement. In summary, the Plan of Arrangement provides that:

- Nexfor Common Shareholders (other than Dissenting Shareholders) will exchange Nexfor Common Shares for Nexfor Convertible Shares and Nexfor Non-Voting Shares;
- the holders of Nexfor Stock Options will dispose of those options for Replacement Stock Options;
- the number of deferred stock units credited to the account of non-employee directors of Nexfor will be adjusted so their aggregate value is not reduced by the Arrangement;
- former Nexfor Common Shareholders (other than Dissenting Shareholders) will exchange the Nexfor Non-Voting Shares for Fraser Papers Convertible Shares;
- Nexfor will transfer the Papers and Timber businesses to Fraser Papers by what is referred to as a ''butterfly reorganization'';
- the Nexfor Convertible Shares will be converted into Common Shares of Nexfor on a one-for-one basis and the Fraser Papers Convertible Shares will be converted into Fraser Papers Common Shares on a five-for-one basis; and
- Nexfor will change its name to Norbord Inc.

Upon the Arrangement becoming effective, each former holder of Nexfor Common Shares (other than Dissenting Shareholders) of record at the close of business in Toronto on the Distribution Record Date will hold, for each Nexfor Common Share, 1 Norbord Common Share, 1/5 of a Fraser Papers Common Share and cash for any fractional interest in a Fraser Papers Common Share.

Treatment of Fractional Interests

Under the Arrangement, a Nexfor Common Shareholder will not be entitled to be registered on the books of Fraser Papers in respect of a fraction of a Fraser Papers Common Share. Fractional interests in Fraser Papers Common Shares will be summed and the total will be rounded up to the nearest whole number and issued to the Transfer Agent. The Transfer Agent will sell them on the TSX and divide the proceeds (other than cash representing the rounded up amount, which will be paid to Fraser Papers) among the persons otherwise entitled to fractions by forwarding cheques representing their proportional interests in the proceeds to such persons.

Treatment of Certain Outstanding Securities

Nexfor Preferred Shares

At May 3, 2004, 2.4 million Nexfor Preferred Shares were outstanding. The Nexfor Preferred Shares pay a quarterly dividend at the rate of 100% of the Canadian prime rate times the issue price of CAD $25. This rate is subject to adjustment based on the trading price of the shares, i.e., if the trading price of the shares is greater than CAD $25.25 the rate may decrease and if the trading price is less than CAD $24.75 the rate may increase. Under no circumstances can the dividend rate be greater than 100% of the Canadian prime rate. The number and terms of the Nexfor Preferred Shares are not changed by the Arrangement. They will continue as outstanding securities of Norbord.

Following the announcement of the Arrangement, Dominion Bond Rating Service and Standard and Poor's, the two agencies that provide credit ratings on the Nexfor Preferred Shares, confirmed their ratings on the shares at Pfd-3 and P-3 (High). Nexfor believes that it will continue to have adequate financial resources to pay the dividend on the shares and that sufficient assets will exist within Norbord to redeem the shares.

Dividend Reinvestment Plan

Participants in Nexfor's Dividend Reinvestment Plan (''DRIP'') will participate in the Arrangement and receive Norbord Common Shares and Fraser Papers Common Shares in exchange for their Nexfor Common Shares on the same basis as other Nexfor Common Shareholders. Accordingly, Nexfor Common Shares resulting from the reinvestment of cash dividends (including the dividend payable on June 21, 2004 to shareholders of record on June 1, 2004) will be combined with a holder's Nexfor Common Shares of record at the close of business in Toronto on the Distribution Record Date to calculate the entitlement of the holder to receive Norbord Common Shares and Fraser

Papers Common Shares. Fractional interests in Fraser Papers Common Shares will be summed and sold and a holder will receive a cheque for its proportionate interest in the sale proceeds. See ''Treatment of Fractional Interests'' and ''Distribution of Share Certificates''.

Employee Share Savings Plan

Participants in Nexfor's Employee Share Savings Plan (the ''ESSP'') who will remain as employees of Norbord following the Effective Date will participate in the Arrangement on the same basis as other holders of Nexfor Common Shares. The Fraser Papers Common Shares received by such participants will, at the option of each participant, be distributed to the participant or sold with the proceeds of such sale distributed to the participant.

Participants in the ESSP who will be employees of Fraser Papers will be entitled to continue participation in the ESSP up to the Effective Date and to participate in the Arrangement on the same terms as other holders of Nexfor Common Shares. On the Effective Date, such employees will be treated, for purposes of the ESSP, as having terminated their employment with Nexfor and will have the option of receiving or selling the Norbord Common Shares and Fraser Papers Common Shares.

Fractional interests in Fraser Papers Common Shares to which participants in the ESSP at the close of business on the Distribution Record Date would otherwise be entitled will be treated in the manner described under ''Treatment of Fractional Interests''.

Stock Option Plan

Under the terms of the Nexfor Stock Option Plan, in the event of a transaction like the Arrangement, the Nexfor Board has the authority to determine, in its sole discretion, the manner in which all unexercised options will be treated and otherwise make provision to protect the rights of participants. In connection with the Arrangement, the Nexfor Board has determined to adjust the exercise price of each outstanding option downward to reflect the decline in the fair market value of the Nexfor Common Shares as a result of the Arrangement.

The adjusted exercise price will be determined in accordance with the following formula and rounded up to the nearest whole cent:

$$A = B - (C - D)$$

where:

A means the adjusted exercise price of a Replacement Stock Option (subject to a minimum of $0.01)

B means the original exercise price per share of the Nexfor Stock Option.

C means the weighted average price of a Nexfor Common Share on the TSX for 10 trading days prior to the Effective Date.

D means the weighted average price of a Norbord Common Share on the TSX for 10 trading days after the Effective Date.

Outstanding options will be cancelled and replaced with Replacement Stock Options exercisable after the Effective Date into the same number of Norbord Common Shares at the adjusted exercise price and otherwise having the same terms and conditions as the outstanding options so replaced.

Stock Exchange Listings, Trading Prices and Dividends

The Nexfor Common Shares are listed on the TSX. The following table sets out the market price range and volumes of trading of Nexfor Common Shares on the TSX during the periods indicated.

	High (CAD $)	Low (CAD $)	Volume (millions)
2002			
First Quarter	8.93	7.36	18.3
Second Quarter	9.70	8.81	14.6
Third Quarter	9.24	7.75	11.1
Fourth Quarter	8.69	7.13	12.5
2003			
First Quarter	8.60	7.01	7.3
Second Quarter	8.68	7.41	8.2
Third Quarter	10.22	8.43	17.1
Fourth Quarter	11.24	9.42	21.7
2004			
January	11.88	10.30	6.0
February	14.75	11.06	7.9
March	15.60	13.30	11.3
April	15.58	14.56	7.6
May 1 to 3	15.16	14.91	0.4

On March 10, 2004, the last trading day before Nexfor announced that the Nexfor Board had approved the proposed Arrangement, the closing price of the Nexfor Common Shares on the TSX was CAD $13.95 per share. On May 3, 2004, the closing price of the Nexfor Common Shares on the TSX was CAD $15.05 per share.

The Nexfor Preferred Shares are listed on the TSX. The following table sets out the market price range and volumes of trading of Nexfor Preferred Shares on the TSX during the periods indicated:

	High (CAD $)	Low (CAD $)	Volume
2002			
First Quarter	25.00	23.50	82,258
Second Quarter	24.55	24.40	88,232
Third Quarter	24.60	24.50	13,086
Fourth Quarter	24.50	24.20	219,926
2003			
First Quarter	25.00	24.30	110,861
Second Quarter	25.00	24.95	148,343
Third Quarter	25.00	24.80	15,169
Fourth Quarter	25.10	24.50	179,500
2004			
January	25.00	25.00	100
February	—	—	0
March	—	—	0
April	25.00	25.00	119,007
May 1 to 3	—	—	0

On May 3, 2004, the closing price of Nexfor Preferred Shares on the TSX was CAD $25 per share.

The TSX has conditionally approved the listing of the new Common Shares of each of the Norbord and Fraser Papers, subject to the filing of the usual documentation. The listing of the Nexfor Preferred Shares is not affected by the Arrangement.

Nexfor does not have a stated dividend policy in respect of the Nexfor Common Shares but has historically paid dividends on a quarterly basis. Dividends on the Nexfor Preferred Shares are paid quarterly in accordance with the terms of these shares. The per share totals for the two years and four months ended April 30, 2004 are as follows:

	Four Months ended April 30, 2004	2003	2002
Nexfor Preferred Shares	CAD $0.265	CAD $1.173	CAD $1.048
Nexfor Common Shares	CAD $0.10	CAD $0.40	CAD $0.40

On April 21, 2004, the Nexfor Board declared a dividend of CAD $0.10 per share payable on June 21, 2004 to holders of Nexfor Common Shares of record on June 1, 2004.

The board of directors of each of Norbord and Fraser Papers will establish its dividend policy based on the company's financial position, financing requirements for growth, cash flow and other factors considered relevant. See ''Dividend Policy'' in the information concerning each company in Parts IV and V of this Circular.

Qualification for Trading Common Shares

Canada

The issuance of the Norbord Common Shares and Fraser Papers Common Shares pursuant to the Arrangement will be exempt from the registration and prospectus requirements of applicable Canadian securities legislation. Nexfor has applied for and expects to receive prior to the annual and special meeting all required rulings or orders from Canadian securities regulatory authorities to permit the Norbord Common Shares and Fraser Papers Common Shares to be resold without restriction, subject to the conditions that no unusual effort is made to prepare the market for the resale or create a demand for the shares and no extraordinary commission or consideration is paid in respect of the resale and to customary restrictions applicable to distributions of securities held by control persons and persons in ''special relationships'' to the relevant company.

U.S.

Norbord Common Shares and Fraser Papers Common Shares issued to a Nexfor Common Shareholder pursuant to the Arrangement may be resold in the U.S. without restriction under the U.S. *Securities Act of 1933* except for Common Shares issued to any person who was an affiliate of Nexfor or Fraser Papers prior to consummation of the Arrangement. For these purposes, an ''affiliate'' is any person that directly or indirectly controls, or is controlled by or is under common control with such company, and the term ''control'' means the direct or indirect possession of the power to direct or cause the direction of the management and policies of another, whether through the ownership of voting securities, by control or otherwise. Holders who may be affiliates for these purposes should consult their own legal advisors prior to the sale of the Norbord Common Shares or Fraser Papers Common Shares in the U.S.

Eligibility for Investment

Eligibility of each of the Norbord Common Shares and the Fraser Papers Common Shares for investment by purchasers to whom any of the following statutes apply is, in certain cases, governed by criteria which such purchasers are required to establish as policies or guidelines pursuant to the applicable statute (and, where applicable, the regulations thereunder) and is subject to the prudent investment standards and general investment provisions provided therein:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
Trustee Act (Ontario)
Supplemental Pension Plans Act (Québec)
An Act respecting insurance (Québec) for insurers other than a guarantee fund corporation
An Act respecting trust companies and savings companies (Québec) for a trust company investing its own funds and deposits it receives and a savings company, as defined therein, which invests its funds
Loan and Trust Corporations Act (Alberta)
Insurance Act (Alberta)
Financial Institutions Act (British Columbia)
The Trustee Act (Manitoba)
The Insurance Act (Manitoba)

Assuming the Norbord Common Shares and Fraser Papers Common Shares are and continue to be listed on the TSX, such shares will be qualified investments under the Tax Act for a trust governed by a registered retirement

savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan. Based in part on a certificate of an officer of Fraser Papers as to certain factual matters, such shares also should not be foreign property for purposes of Part XI of the Tax Act when issued pursuant to the Plan of Arrangement.

Rulings and Approvals Necessary for the Arrangement

Tax Rulings

The obligations of the parties to the Arrangement Agreement to complete the Arrangement are conditional upon the receipt of the Canadian Federal Tax Ruling, in form and substance satisfactory to Nexfor, confirming, among other things, that, based on the provisions of the Tax Act and the Tax Proposals (as at the date of issue of the ruling), the proposed Arrangement and related transactions will be treated for purposes of the Tax Act as resulting in a ''butterfly'' reorganization with no material Canadian federal income tax payable by any of Nexfor, its subsidiaries or their affiliates or, in general, Nexfor Common Shareholders who hold their shares as capital property. Prior to mailing this Circular, Nexfor requested the Canadian Federal Tax Ruling and anticipates that it will be received prior to the annual and special meeting. A similar condition will exist in respect of any other Tax Rulings.

Other Regulatory Approvals

Certain steps of the Arrangement may be considered related party transactions within the meaning of Rule 61-501 of the Ontario Securities Commission and Policy Q-27 of the Autorité des marches financiers du Québec. However, the minority approval and formal valuation requirements of Rule 61-501 and Policy Q-27 do not apply to these transactions or an exemption from these requirements is available.

Shareholder Approval

The Interim Order provides that, for the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without variation, by at least 66⅔% of the votes cast on the resolution by the Nexfor Common Shareholders and Nexfor Optionholders, voting together, and the Nexfor Preferred Shareholders, voting separately, present in person or represented by proxy at the annual and special meeting. Brascan has advised that the Nexfor shares owned or controlled by it will be voted for the passage of the Arrangement Resolution.

Court Approval

An Arrangement under the CBCA requires Court approval. Prior to mailing this Circular, Nexfor obtained the Interim Order providing for the calling and holding of the annual and special meeting and certain other procedural matters. A copy of the Interim Order is Exhibit C to this Circular.

Subject to approval of the Arrangement by the Nexfor Shareholders, the hearing in respect of the Final Order is scheduled to take place on June 28, 2004 at 10:00 a.m. (Toronto time) at the Commercial Court, 393 University Avenue, Toronto. All Nexfor Shareholders and other interested parties who wish to participate or be represented or to present evidence or arguments at the hearing for the Final Order may do so, subject to filing a notice of appearance with the Court on or before 2:00 p.m. (Toronto time) on June 23, 2004, serving this notice on Nexfor and satisfying certain other requirements. In hearing the petition for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.

Prior to issuing the Final Order, the Court will be advised that the Final Order will constitute the basis for an exemption from the registration requirements of the U.S. *Securities Act of 1933* with respect to the Norbord Common Shares, the Fraser Papers Common Shares and the Replacement Stock Options issued pursuant to the Arrangement.

Other Conditions to the Arrangement

In addition to the receipt of the rulings and approvals noted above, under the Arrangement Agreement the following conditions must be satisfied before the Arrangement becomes effective:

- the TSX will have approved the listing of the Common Shares (and Convertible Shares and Non-Voting Shares) issued pursuant to the Arrangement, subject to compliance with normal listing requirements;
- no action will have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of or relating to, the Arrangement and there will not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by

the Arrangement Agreement or the Tax Rulings and no cease trading or similar order with respect to any securities of Nexfor or Fraser Papers will have been issued and remain outstanding;

- no law, regulation or policy will have been proposed, enacted, promulgated or applied that interferes or is inconsistent with the completion of the Arrangement or the grant of the Tax Rulings or their effective application to the Arrangement;
- in the event that Dissenting Shareholders hold more than 0.5% of the outstanding Nexfor Common Shares or Nexfor Preferred Shares, Nexfor will have determined to proceed with the Arrangement; and
- the Arrangement Agreement will not have been terminated as provided therein.

Certain of the conditions described above may be waived in whole or in part by Nexfor or Fraser Papers, as applicable.

Upon the foregoing conditions being fulfilled or waived, it is anticipated that Articles of Arrangement will be filed with the Director under the CBCA in order that the Director may issue the Certificate of Arrangement to give effect to the Arrangement. Simultaneously, the various other documents necessary to consummate the transactions contemplated under the Arrangement Agreement will be executed and delivered. Subject to the foregoing, it is currently anticipated that the Effective Date will occur on or about July 1, 2004. The Arrangement Agreement provides that it will terminate without any further action by the parties if the Effective Date does not occur on or before December 31, 2004 or such late date as Nexfor may determine.

In the event that the Arrangement is not approved by Nexfor Shareholders or the Court, or that the other conditions precedent to the Arrangement are not fulfilled or waived, the Arrangement will not proceed.

Risk Factors

The following factors, in conjunction with the other information included in this Circular (including the documents incorporated by reference herein), should be carefully considered by Nexfor Shareholders in evaluating the Arrangement. See also ''Risk Factors'' in the Annual Information Form of Nexfor incorporated herein by reference and in the information concerning Fraser Papers in Part V of this Circular.

Lack of Separate Operating Histories of Norbord and Fraser Papers

Upon consummation of the Arrangement, Norbord and Fraser Papers will be independent public companies. Neither Norbord (as a standalone panelboard business) nor Fraser Papers has an operating history as a separate public company. The ability of each of Norbord and Fraser Papers to raise capital, satisfy its obligations and provide a return to its shareholders will be dependent upon its future performance. Neither company will be able to rely on the capital resources and cash flows of the other.

Leverage Following Arrangement

Following the Arrangement, Norbord will be more highly leveraged than Nexfor prior to the Arrangement. As at March 27, 2004 on a *pro forma* basis after giving effect to the Arrangement, Nexfor's net debt to total capitalization would have increased from 28% to 41%. While the management of Nexfor does not foresee any difficulty in making scheduled repayments of indebtedness or in financing or refinancing operations, the ability of Norbord to do so will depend on its financial and operating performance, which in turn is subject to prevailing economic conditions and to certain business, financial and other factors beyond its control.

Trading Prices

There is not currently a public market for the Fraser Papers Common Shares and there can be no assurance as to the prices at which trading in such shares will occur after the Arrangement. Until the Fraser Papers Common Shares are fully distributed and an orderly market develops, the prices at which trading in such shares occurs may fluctuate significantly. The trading price of Norbord Common Shares is expected to be lower following the Arrangement than the trading price of Nexfor Common Shares prior thereto, reflecting the disposition of the Paper and Timber businesses and such price may fluctuate significantly for a period of time following the Arrangement. The combined trading prices of Norbord Common Shares and Fraser Papers Common Shares received pursuant to the Arrangement may be less than, equal to or greater than the trading price of Nexfor Common Shares prior to the Arrangement.

Distribution of Share Certificates

From and including the Effective Date to and including the Distribution Record Date, share certificates representing Nexfor Common Shares will represent the Norbord Common Share and Fraser Papers Common Shares to be issued to the holder pursuant to the Arrangement. As soon as practicable after the Distribution Record Date, there will be delivered to each Nexfor Common Shareholder of record at the close of business in Toronto on the Distribution Record Date, certificates representing the Fraser Papers Common Shares to which such holder is entitled pursuant to the Arrangement and a cheque for any fractional interest in a Fraser Papers Common Share. The certificates representing Nexfor Common Shares will represent the Norbord Common Shares and no new certificates will be issued for the Norbord Common Shares issued pursuant to the Arrangement. Accordingly, Nexfor Common Shareholders will not be required to send in the certificates for their Nexfor Common Shares in connection with the Arrangement. Similarly, certificates representing Nexfor Preferred Shares will represent Norbord Preferred Shares and no new certificates will be issued. Holders of certificates representing Nexfor Common Shares or Nexfor Preferred Shares must retain their certificates as evidence of their ownership of Norbord Common Shares or Norbord Preferred Shares, as the case may be.

Expenses of the Arrangement

The estimated third party fees, costs and expenses in connection with the Arrangement, including regulatory filing fees, legal and accounting fees and printing and mailing costs, are estimated to be approximately $3 million plus any payments to Dissenting Shareholders. In accordance with the Arrangement Agreement, Nexfor will pay these fees, costs and expenses.

Recommendation of the Nexfor Board

The Nexfor Board having considered, among other things, the reasons for the Arrangement and the terms of the Arrangement, has unanimously approved the Arrangement, the terms of the Arrangement Agreement and the transactions contemplated thereby and unanimously recommends that Nexfor Shareholders vote FOR the Arrangement Resolution and Nexfor Common Shareholders vote FOR the Stock Option Plans Resolution. All the directors of Nexfor have indicated that they intend to vote all the Nexfor Common Shares and Nexfor Preferred Shares held by them in favour of the Arrangement Resolution and all the Nexfor Common Shares held by them in favour of the Stock Option Plans Resolution.

Income Tax Considerations

Canadian Tax Ruling Application

The respective obligations of the parties to the Arrangement Agreement to complete the Arrangement are conditional upon the receipt of, among other things, the Canadian Federal Tax Ruling, which Nexfor has requested, in form and substance satisfactory to Nexfor. The advance income tax ruling and opinion process permits a taxpayer to obtain confirmation in advance as to the federal income tax consequences of one or more proposed transactions. The principal purpose of requesting the Canadian Federal Tax Ruling is to obtain confirmation from the CCRA that the Arrangement will qualify as a ''butterfly'' reorganization, thereby not imposing any material current Canadian federal income tax on any of Nexfor, FP (CAD), FP (US), Fraser Papers or their affiliates or, in general, Nexfor Common Shareholders who hold their shares as capital property (see ''Certain Canadian Federal Income Tax Considerations'' below). Advance income tax rulings are issued by the CCRA in respect of provisions of the Tax Act as enacted as of the date of the ruling and are binding upon the CCRA provided the material facts presented are accurately stated and the transactions are implemented as disclosed to the CCRA. Opinions are provided by the CCRA in respect of Tax Proposals and are non-binding. It is not certain that any Tax Proposals will be enacted in the form announced or at all. Similar policies and procedures apply to any other Tax Rulings that Nexfor requests from other taxation authorities.

Certain Canadian Federal Income Tax Considerations

In the opinion of McCarthy Tétrault LLP, counsel to Nexfor and its affiliates in respect of the Arrangement and related transactions, the following summaries fairly present the principal Canadian federal income tax considerations relating to the Arrangement generally applicable to (a) Nexfor Common Shareholders and Nexfor Preferred Shareholders who, at all relevant times and for the purposes of the Tax Act, hold their Nexfor Common Shares and Nexfor Preferred Shares, and will hold all other shares discussed in the following summaries, as capital property and

deal at arm's length with, and are not affiliated with, Nexfor and Fraser Papers, and (b) certain Nexfor Optionholders as described below.

Shares generally will constitute capital property to a holder thereof unless such shares are held in the course of carrying on a business of buying and selling shares or have been acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Canadian-resident Nexfor Shareholders whose shares might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such shares, and any "Canadian security" (as defined in the Tax Act) owned in the taxation year in which the election is made and all subsequent taxation years, deemed to be capital property. Nexfor Shareholders who do not hold their shares as capital property should consult their own tax advisors regarding their particular circumstances.

The Tax Act contains certain provisions applicable to certain financial institutions and provisions applicable to taxpayers an interest in which is a tax-shelter investment. The following summaries do not take into account these provisions. Nexfor Shareholders who are or may be subject to these provisions should consult their own tax advisors.

These summaries are based upon the current provisions of the Tax Act and the regulations thereunder as enacted to the date of this Circular, the Tax Proposals and counsel's understanding of the published administrative practices and assessing policies of the CCRA in effect as at the date of this Circular. It is not certain that any of the Tax Proposals will be enacted in the form announced or at all. These summaries are not exhaustive of all considerations under the Tax Act and, except for the Tax Proposals, do not take into account or anticipate any changes in the law or administrative practices or assessing policies, whether by judicial, governmental or legislative action or decision, nor do they take into account other federal tax legislation or the tax legislation of any province or territory of Canada, or of any foreign jurisdiction. Provincial and territorial income tax legislation varies in Canada and in some cases differs from federal income tax legislation.

These summaries are of a general nature only and are not intended to be, and should not be construed to be, legal, business or tax advice to any particular Nexfor Shareholder, and no representations with respect to the tax consequences to any particular Nexfor Shareholder are made. Nexfor Shareholders should consult their own tax advisors to determine the tax consequences to them of the Arrangement having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

Nexfor Shareholders Resident in Canada

The following portion of the summary generally is applicable to Nexfor Common Shareholders and Nexfor Preferred Shareholders who, at all relevant times, are, or are deemed to be, resident in Canada for purposes of the Tax Act and any applicable tax treaty or convention.

Nexfor Common Shareholders other than Dissenting Shareholders

Exchange of Nexfor Common Shares for Nexfor Convertible Shares and Nexfor Non-Voting Shares

Each Nexfor Common Shareholder (other than a Dissenting Shareholder) will, in exchange for each Nexfor Common Share, receive one Nexfor Convertible Share and a fraction of a Nexfor Non-Voting Share equal to the Transferred Multiple (as defined in the Plan of Arrangement). A Nexfor Common Shareholder will not be considered to have received a dividend and will not realize a capital gain or a capital loss as a result of this share exchange.

The aggregate cost of the Nexfor Convertible Shares and Nexfor Non-Voting Shares acquired by a Nexfor Common Shareholder on this share exchange will be equal to the adjusted cost base immediately before the share exchange of the Nexfor Common Shares disposed of by the holder on the share exchange. The adjusted cost base immediately before the share exchange of a Nexfor Common Shareholder's Nexfor Common Shares will be allocated among the holder's Nexfor Convertible Shares and Nexfor Non-Voting Shares in proportion to the relative fair market value of such shares immediately after the share exchange. Nexfor has advised that Nexfor Common Shareholders will be advised by press release as to Nexfor's estimation of the proportionate allocation. This allocation is not binding on the CCRA or any particular Nexfor Common Shareholder. However, it is recommended that the allocations made by Nexfor Common Shareholders be consistent with that estimated by Nexfor.

Exchange of Nexfor Non-Voting Shares for Fraser Papers Convertible Shares

Each Nexfor Common Shareholder (other than a Dissenting Shareholder) will, for each Nexfor Common Share held at the commencement of the Arrangement, hold one Nexfor Convertible Share and a fraction of a Nexfor Non-Voting Share equal to the Transferred Multiple. Each fraction of a Nexfor Non-Voting Share held by a Nexfor Common Shareholder then will be acquired by Fraser Papers in consideration for the issuance to the particular Nexfor Common Shareholder of one Fraser Papers Convertible Share.

Except where the Nexfor Common Shareholder chooses to recognize a capital gain or a capital loss on the exchange of the Nexfor Non-Voting Shares as described below, a Nexfor Common Shareholder will not be considered to have received a dividend and will not realize a capital gain or a capital loss as a result of this share exchange. The cost of the Fraser Papers Convertible Shares acquired by a Nexfor Common Shareholder on this share exchange will be equal to the adjusted cost base immediately before the share exchange of the Nexfor Non-Voting Shares disposed of by the holder on the share exchange.

A Nexfor Common Shareholder may choose to recognize a capital gain or a capital loss on the exchange of the Nexfor Non-Voting Shares by including the amount of capital gain or capital loss, otherwise determined, in computing such holder's income for the taxation year in which such exchange occurs. A Nexfor Common Shareholder who chooses to realize a capital gain or a capital loss in this manner will realize a capital gain (or capital loss) to the extent that such holder's proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base immediately before the share exchange of the holder's Nexfor Non-Voting Shares so exchanged. For the purpose of computing such capital gain or capital loss, a Nexfor Common Shareholder will be considered to have disposed of the Nexfor Non-Voting Shares for proceeds of disposition equal to the fair market value of the Fraser Papers Convertible Shares received on the share exchange. The tax treatment of capital gains and capital losses is discussed below under "Taxation of Capital Gains and Capital Losses".

Conversion of Nexfor Convertible Shares

The Nexfor Convertible Shares issued by Nexfor to a Nexfor Common Shareholder will be converted into an equivalent number of Common Shares of Nexfor as part of the Arrangement. A Nexfor Common Shareholder will not be considered to have received a dividend and will not realize a capital gain or a capital loss as a result of this conversion. The cost of the Common Shares of Nexfor acquired by a Nexfor Common Shareholder on this conversion will be equal to the adjusted cost base of the Nexfor Convertible Shares held by the holder immediately before the conversion.

Conversion of Fraser Papers Convertible Shares

The Fraser Papers Convertible Shares issued by Fraser Papers to a Nexfor Common Shareholder will be converted into Common Shares of Fraser Papers on a five-for-one basis as part of the Arrangement. A Nexfor Common Shareholder will not be considered to have received a dividend and will not realize a capital gain or a capital loss as a result of this conversion. The cost of the Common Shares of Fraser Papers acquired by a Nexfor Common Shareholder on this conversion will be equal to the adjusted cost base of the Fraser Papers Convertible Shares held by the holder immediately before the conversion.

Amalgamation

The Arrangement contemplates that Fraser Papers will amalgamate with 4229428 Canada Inc. Holders of the Common Shares of Fraser Papers will not be considered to have received a dividend and will not realize a capital gain or a capital loss on such amalgamation. The cost to a Nexfor Common Shareholder of the Common Shares of Fraser Papers resulting from the amalgamation will be equal to the adjusted cost base of the Common Shares of Fraser Papers held by the holder immediately before the amalgamation.

Receipt of Cash for Fractional Shares

The Arrangement provides that Nexfor Common Shareholders will not be issued share certificates for any fractional Common Shares of Fraser Papers issued on the conversion of the Fraser Papers Convertible Shares. A Nexfor Common Shareholder will be considered to have received proceeds of disposition equal to the amount of cash received from the Transfer Agent for any fractional Common Shares of Fraser Papers. To the extent such proceeds of disposition of fractional Common Shares of Fraser Papers exceed (or are less than) the adjusted cost base thereof immediately

before the disposition, a capital gain (or a capital loss) will result. The tax treatment of capital gains and capital losses is discussed below under "Taxation of Capital Gains and Capital Losses".

Dividends on Common Shares of Norbord or Fraser Papers (Post-Arrangement)

Dividends received or deemed to be received on Common Shares of Norbord or Fraser Papers after the Arrangement will be included in computing the holder's income for the purposes of the Tax Act. Such dividends received or deemed to be received by an individual (including a trust) will generally be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from corporations resident in Canada. Dividends received or deemed to be received on such shares by an individual and certain trusts may give rise to alternative minimum tax.

Generally, dividends received or deemed to be received on Common Shares of Norbord or Fraser Papers after the Arrangement by a holder that is a corporation will be included in computing the corporation's income, but will be deductible in computing the corporation's taxable income, subject to certain limitations in the Tax Act. A holder of Common Shares of Norbord or Fraser Papers that is a "private corporation" or a "subject corporation" (as defined in the Tax Act) generally will be subject to a refundable tax of 33⅓% on dividends received or deemed to be received on such shares to the extent such dividends are deductible in computing the holder's taxable income. Subsection 55(2) of the Tax Act provides that where certain corporate holders of shares receive a dividend or deemed dividend in specified circumstances, all or part of such dividend may be treated as a capital gain from the disposition of capital property and not as a dividend. The tax treatment of capital gains and capital losses is discussed below under "Taxation of Capital Gains and Capital Losses."

Dispositions of Common Shares of Norbord or Fraser Papers (Post-Arrangement)

A disposition of Common Shares of Norbord or Fraser Papers after the Arrangement generally will result in a capital gain (or a capital loss) to the extent the proceeds of disposition received, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares immediately before the disposition. The tax treatment of capital gains and capital losses is discussed below under "Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

A Nexfor Shareholder will be required to include in income 50% of the amount of any capital gain (a "taxable capital gain") and generally will be entitled to deduct 50% of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized by such holder in the year of the disposition. Allowable capital losses in excess of taxable capital gains in a particular year may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act. In certain circumstances, a capital loss otherwise arising on the disposition of shares by a corporation may be reduced by dividends previously received or deemed to have been received on such shares or shares for which the particular shares were issued in exchange. Analogous rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Shareholders to whom these rules may be relevant should consult their own tax advisors.

A "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax of 6⅔% of its "aggregate investment income". For this purpose, aggregate investment income will include taxable capital gains.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax under the Tax Act.

Nexfor Preferred Shareholders other than Dissenting Shareholders

A Nexfor Preferred Shareholder (other than a Dissenting Shareholder) will not experience any Canadian federal income tax consequences as a result of the Arrangement.

Dissenting Shareholders

A Nexfor Common Shareholder or Nexfor Preferred Shareholder who dissents in respect of the Arrangement and who receives payment equal to the fair value of such holder's Nexfor Common Shares or Nexfor Preferred Shares will be considered to have disposed of the holder's shares for proceeds of disposition equal to the amount received by the Dissenting Shareholder, less the amount of any interest awarded by a court.

A Dissenting Shareholder generally will be deemed to have received a dividend equal to the amount by which such proceeds exceed the paid-up capital of such shares, and such deemed dividend will reduce the proceeds of disposition for purposes of computing a capital gain (or a capital loss) on the disposition of such shares. Nexfor has advised that Dissenting Shareholders will be notified following the Effective Date by press release of the estimated paid-up capital for purposes of the Tax Act of a Nexfor Common Share and a Nexfor Preferred Share as of the Effective Date. The income tax treatment accorded to any deemed dividend received by a Dissenting Shareholder will be that normally accorded to taxable dividends received by such Dissenting Shareholder on shares of a corporation resident in Canada. The discussion above under ''Nexfor Common Shareholders other than Dissenting Shareholders — Dividends on Common Shares of Norbord or Fraser Papers (Post-Arrangement)'' generally is applicable to dividends deemed to be received by such Dissenting Shareholders on the repurchase of their shares.

A Dissenting Shareholder will also realize a capital gain (or a capital loss) to the extent that the proceeds of disposition for purposes of the Tax Act of such shares, as reduced by the amount of any deemed dividend as discussed above and net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares immediately before the disposition. The tax treatment of capital gains and capital losses is discussed above under ''Nexfor Common Shareholders other than Dissenting Shareholders — Taxation of Capital Gains and Capital Losses''.

Interest awarded by a court to a Dissenting Shareholder will be included in the Dissenting Shareholder's income for a particular taxation year to the extent the amount is received or receivable in that year, depending upon the method regularly followed by the Dissenting Shareholder in computing income. Where the Dissenting Shareholder is a corporation, partnership or, subject to certain exceptions, a trust, the shareholder must include interest in income for a taxation year to the extent the interest accrues to it before the end of the taxation year, or becomes receivable or is received before the end of the year (to the extent not included in income for a preceding taxation year).

Nexfor Shareholders Not Resident in Canada

The following portion of the summary generally is applicable to Nexfor Common Shareholders and Nexfor Preferred Shareholders who, at all relevant times and for purposes of the Tax Act and any applicable tax treaty or convention, are not, and are not deemed to be, resident in Canada and whose Nexfor Common Shares and any Nexfor Preferred Shares are not ''taxable Canadian property'' (as defined in the Tax Act and the Tax Proposals). Generally, such shares will not be taxable Canadian property provided that such Nexfor Shareholder does not use or hold, and is not deemed to use or hold, such shares in connection with carrying on a business in Canada and such Nexfor Shareholder has not, either alone or in combination with persons with whom such Nexfor Shareholder does not deal at arm's length, owned 25% or more of the issued shares of any class or series of the capital stock of Nexfor at any time within 60 months preceding the Effective Date, and provided the Nexfor Shareholder is not carrying on an insurance business in Canada and elsewhere.

This summary assumes that the Nexfor Convertible Shares, the Nexfor Non-Voting Shares and the Fraser Papers Convertible Shares, issued in connection with the Arrangement, will be listed on a prescribed stock exchange (including the TSX) at the time of disposition by a Nexfor Common Shareholder in accordance with the Arrangement. Under certain of the Tax Proposals, the Nexfor Non-Voting Shares that will be acquired under the Arrangement will be deemed, as a result of the Arrangement transactions, to be listed on a prescribed stock exchange.

Nexfor Common Shareholders other than Dissenting Shareholders

The Arrangement

Generally, a Nexfor Common Shareholder (other than a Dissenting Shareholder) who is not resident in Canada will not be subject to income tax under the Tax Act as a result of the Arrangement.

No clearance certificate will be required under section 116 of the Tax Act in respect of any disposition of shares occurring pursuant to the Arrangement.

Dividends on Common Shares of Norbord or Fraser Papers (Post-Arrangement)

Dividends on Common Shares of Norbord or Fraser Papers that are paid or credited or deemed to be paid or credited to a non-resident holder will be subject to Canadian non-resident withholding tax at the rate of 25% of the gross amount of such dividends. This rate may be reduced under any applicable tax treaty or convention. In the case of a beneficial owner of dividends who is a resident of the U.S. for the purposes of the Canada-United States Income Tax

Convention, as amended (the ''Tax Treaty''), the rate of Canadian withholding tax generally will be reduced to 15% of the gross amount of such dividends.

Dispositions of Common Shares of Norbord or Fraser Papers (Post-Arrangement)

On a disposition of Common Shares of Norbord or Fraser Papers after the Arrangement, a non-resident holder will not be subject to tax under the Tax Act unless, at the time of disposition, the particular shares are ''taxable Canadian property'' (as defined in the Tax Act and the Tax Proposals) to the holder.

Generally, Common Shares of Norbord or Fraser Papers will not be taxable Canadian property to a non-resident holder at a particular time if such shares are listed on a prescribed stock exchange (including the TSX) at the particular time, provided the holder thereof does not use or hold, and is not deemed to use or hold, such shares in connection with carrying on a business in Canada and such holder has not, either alone or together with persons with whom the holder does not deal at arm's length, owned 25% or more of the issued shares of any class or series of the capital stock of Norbord or Fraser Papers at any time within 60 months preceding the particular time, and provided the holder is not carrying on an insurance business in Canada and elsewhere.

Provided the Common Shares of Norbord or Fraser Papers are listed on a prescribed stock exchange (including the TSX) at the time of a disposition of such shares, no clearance certificate will be required under section 116 of the Tax Act in respect of a disposition of such shares.

Nexfor Preferred Shareholders other than Dissenting Shareholders

A Nexfor Preferred Shareholder (other than a Dissenting Shareholder) who is not resident in Canada will not experience any Canadian federal income tax consequences as a result of the Arrangement.

Dissenting Shareholders

A Dissenting Shareholder who is not resident in Canada and becomes entitled to a payment equal to the fair value of such Dissenting Shareholder's Nexfor Common Shares or Nexfor Preferred Shares will be considered to have disposed of such shares for proceeds of disposition equal to the amount received by the Dissenting Shareholder, less the amount of any interest awarded by a court.

A Dissenting Shareholder generally will be deemed to have received a dividend equal to the amount by which such proceeds exceed the paid-up capital of such shares. Nexfor has advised that Dissenting Shareholders will be notified following the Effective Date by press release of the estimated paid-up capital for purposes of the Tax Act of a Nexfor Common Share and a Nexfor Preferred Share as of the Effective Date. The discussion above under ''Nexfor Shareholders Not Resident in Canada — Dividends on Common Shares of Norbord or Fraser Papers (Post-Arrangement)'' generally is applicable to dividends deemed to be received by such Dissenting Shareholders on the repurchase of their shares.

A Dissenting Shareholder generally will not be subject to income tax under the Tax Act in respect of any capital gain resulting from such disposition of the holder's Nexfor Common Shares or Nexfor Preferred Shares, and no clearance certificate will be required under section 116 of the Tax Act in respect of such disposition of the holder's Nexfor Common Shares or Nexfor Preferred Shares.

Interest awarded by a court to a Dissenting Shareholder who is not resident in Canada will be subject to Canadian non-resident withholding tax at a rate of 25%, subject to reduction under the provisions of any applicable tax treaty or convention. Under the Tax Treaty, the withholding rate generally applicable to interest paid to a resident of the U.S. for purposes of the Tax Treaty is 10%.

Nexfor Optionholders

The following portion of the summary is applicable to Nexfor Optionholders who are individuals and who, at all relevant times and for purposes of the Tax Act, deal at arm's length with, and are not affiliated with, Nexfor and Fraser Papers and acquired their Nexfor Stock Options by virtue of their employment with Nexfor or a related corporation.

Nexfor Optionholders other than Dissenting Shareholders

Pursuant to the Arrangement, each Nexfor Optionholder (other than a Dissenting Shareholder) will, in exchange for each Nexfor Stock Option, receive one Replacement Stock Option. A Nexfor Optionholder will not recognize any income or gain on this exchange, provided that the net value of the Replacement Stock Options received by the holder

on the exchange does not exceed the net value of the Nexfor Stock Options exchanged by the holder for such Replacement Stock Options.

Dissenting Shareholders

A Nexfor Optionholder who dissents in respect of the Arrangement and who receives payment equal to the fair value of such holder's Nexfor Stock Options will be considered to have disposed of the holder's Nexfor Stock Options for proceeds of disposition equal to the amount received by the holder, less the amount of any interest awarded by a court.

To the extent that, for purposes of the Tax Act, the holder is, or is deemed to be, resident in Canada or the Nexfor Stock Options were in respect of employment in Canada, such proceeds of disposition will be deemed to be a benefit received by the holder and generally included in computing the holder's income from employment for the year in which the Nexfor Stock Options are disposed of. A holder may be entitled to a deduction in computing taxable income in an amount equal to ½ of the amount of such employment income. Such deduction generally will be available where the amount payable pursuant to the Nexfor Stock Options to acquire the Nexfor Common Shares that are the subject of the Nexfor Stock Options is not less than the fair market value of such Nexfor Common Shares on the date such Nexfor Stock Options were granted. Where a holder of Nexfor Stock Options who is not resident in Canada would otherwise be subject to tax in Canada on such employment income, the holder may be entitled to claim an exemption from Canadian tax in respect of such employment income under the provisions of an applicable tax treaty or convention.

Interest awarded by a court to a holder who is resident in Canada will be included in the holder's income for a particular taxation year to the extent the amount is received or receivable in that year, depending upon the method regularly followed by the holder in computing income. Interest awarded by a court to a holder who is not resident in Canada will be subject to Canadian non-resident withholding tax at a rate of 25%, subject to reduction under the provisions of any applicable tax treaty or convention. Under the Tax Treaty, the withholding rate generally applicable to interest paid to a resident of the U.S. for purposes of the Tax Treaty is 10%.

Certain U.S. Federal Income Tax Considerations

The receipt of Fraser Papers Common Shares by a United States person (i.e., a person subject to U.S. federal income tax on its entire income without regard to its source) (a ''U.S. Holder'') may be treated either as a taxable distribution for U.S. federal income tax purposes or possibly as a tax-free distribution for U.S. federal income tax purposes. U.S. Holders of Fraser Papers Common Shares are urged to consult with their own tax advisors as to the taxation of the distribution of Fraser Papers Common Shares to them. There can be no assurance that the IRS or a court would agree that the distribution of Fraser Papers Common Shares qualifies as a tax-free distribution and such qualification may be dependent, in part, on events subsequent to the distribution which cannot be predicted at this time and on whether or not Nexfor is a so-called passive foreign investment company. If the distribution is treated as taxable, Nexfor believes such a distribution should be taxable at a maximum rate of 15% for qualifying individual U.S. Holders provided that Nexfor is not a passive foreign investment company. U.S. Holders should be aware that Nexfor reasonably believes that it is not a passive foreign investment company, and is not likely to become one; however, there can be no assurance in this regard. If Nexfor were a passive foreign investment company, consequences to U.S. Holders could be adverse. A Dissenting Shareholder will have a fully taxable transaction; however, some aspects of a Dissenting Shareholder's tax treatment are not clear. **All U.S. Holders, and particularly U.S. Holders subject to special provisions of United States federal income tax law and dissenting shareholders, are urged to consult their tax advisors with respect to the United States federal, state and local tax consequences and the foreign tax consequences of the Arrangement.**

Dissenting Shareholders' Rights

Nexfor Shareholders are entitled to dissent from the Arrangement Resolution in the manner provided in section 190 of the CBCA, the Interim Order and the Plan of Arrangement.

Any Nexfor Shareholder who dissents (a ''Dissenting Shareholder'') from the Arrangement Resolution will be entitled, in the event the Arrangement becomes effective, to be paid by Nexfor/Norbord the fair value of the Nexfor Common Shares, Nexfor Stock Options or Nexfor Preferred Shares, as the case may be, (the ''Dissent Shares'') held by such Dissenting Shareholder determined as at the close of business on the Business Day immediately preceding the annual and special meeting. There can be no assurance that a Dissenting Shareholder will receive consideration for its

shares or options of equal value to the consideration that such Dissenting Shareholder would have received upon completion of the Arrangement.

A Nexfor Shareholder who wishes to dissent must provide to Nexfor, at or before the annual and special meeting (by delivery to the Corporate Secretary of Nexfor at its registered office located at Suite 500, 1 Toronto Street, Toronto, Ontario M5C 2W4 or lodging with the Chairman of the annual and special meeting no later than the commencement of the meeting), a written objection to the Arrangement Resolution (a "Dissent Notice"). The filing of a Dissent Notice does not deprive a shareholder of the right to vote; however, the CBCA provides, in effect, that a shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to shares or options voted in favour of the Arrangement Resolution. The CBCA does not provide, and Nexfor will not assume, that a vote against the Arrangement Resolution constitutes a Dissent Notice. There is no right of partial dissent and, accordingly, a Dissenting Shareholder may only dissent with respect to all shares of a class or options held by it on behalf of any one beneficial owner and which are registered in the name of the Dissenting Shareholder.

Nexfor/Norbord is required, within 10 days after adoption of the Arrangement Resolution, to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted, but such notice is not required to be sent to any Nexfor Shareholder who voted for the Arrangement Resolution or who has withdrawn its Dissent Notice.

A Dissenting Shareholder must, within 20 days after the Dissenting Shareholder receives notice that the Arrangement Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Arrangement Resolution has been adopted, send to Nexfor/Norbord at Suite 500, 1 Toronto Street, Toronto, Ontario M5C 2W4, Attention: Corporate Secretary a written notice (a "Payment Demand") containing its name and address, the number of Dissent Shares in respect of which the Dissenting Shareholder dissented, and a demand for payment of the fair value of such shares or options. Within 30 days after a Payment Demand, the Dissenting Shareholder must send to the Transfer Agent, at CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street, Toronto, Ontario M5C 2W9, the certificates representing the Dissent Shares (other than options) in respect of which it dissented. A Dissenting Shareholder who fails to send the certificates representing the Dissent Shares in respect of which it dissented forfeits its right to make a claim under section 190 of the CBCA. The Transfer Agent will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder.

Effective immediately prior to the consummation of the Arrangement, a Dissenting Shareholder who has properly filed a Dissent Notice ceases to have any rights as a shareholder or optionholder, other than the right to be paid the fair value of its Dissent Shares as determined under section 190 of the CBCA and the Interim Order, except where:

(a) the Dissenting Shareholder withdraws its Payment Demand before Nexfor/Norbord makes an offer to the Dissenting Shareholder;

(b) Nexfor/Norbord fails to make an offer as hereinafter described and the Dissenting Shareholder withdraws its Payment Demand; or

(c) the Nexfor Board revokes the Arrangement Resolution.

If (a), (b) or (c) above occurs, Nexfor will reinstate the Dissenting Shareholder's rights as a shareholder or optionholder.

Nexfor/Norbord will, not later than seven days after the later of the Effective Date or the date on which Nexfor/Norbord received the Payment Demand of a Dissenting Shareholder, send to each Dissenting Shareholder who has sent a Payment Demand to Nexfor/Norbord a written offer to pay ("Offer to Pay") for its Dissent Shares in an amount considered by the Board of Directors of Norbord to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay, as between shares of the same class or options, must be on the same terms. Nexfor/Norbord must pay for the Dissent Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such Offer to Pay lapses if Nexfor/Norbord does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

If Nexfor/Norbord fails to make an Offer to Pay for the Dissent Shares of a Dissenting Shareholder, or if a Dissenting Shareholder fails to accept an offer that has been made, Nexfor/Norbord may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Dissent Shares of Dissenting Shareholders. If Nexfor/Norbord fails to apply to a court, a Dissenting Shareholder may apply to a

court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to a court, all Dissenting Shareholders whose Dissent Shares have not been purchased by Nexfor/Norbord will be joined as parties and bound by the decision of the court, and Nexfor/Norbord will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of its right to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value of the Dissent Shares of all Dissenting Shareholders. The final order of a court will be rendered against Nexfor/Norbord in favour of each Dissenting Shareholder and for the amount of the fair value of its Dissent Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

The above is only a summary of the Dissenting Shareholder provisions of the CBCA, the Interim Order and the Plan of Arrangement, which are technical and complex. It is suggested that any Nexfor Shareholder wishing to avail itself of its rights under those provisions seek its own legal advice as failure to comply strictly with the provisions of the CBCA, the Interim Order and the Plan of Arrangement may prejudice its rights of dissent. For a general summary of certain Canadian federal income tax implications for a Dissenting Shareholder, see "Income Tax Considerations — Certain Canadian Federal Income Tax Considerations".

PART IV

INFORMATION CONCERNING NEXFOR/NORBORD

Nexfor Before the Arrangement

Nexfor is an international forest products company with operating assets in Canada, the United States and the United Kingdom. Nexfor has three main operating segments: Panels, Paper and Timber.

Panels

The Panels business comprises the manufacturing, sales, marketing and distribution of panelboards and related products used primarily in the construction of new buildings or the renovation and repair of existing structures. In addition, the Panels business is responsible for sales and distribution of lumber produced by the Paper segment. Products are generally sold to major retail chains, contractor supply yards and wholesale distributors. Some products are sold directly to industrial customers for further processing or as components for other products. The operations comprise 15 mills and approximately 2,650 employees. In 2003, Panels accounted for 55% of Nexfor's net sales. In 2002, the comparable percentage was 48%.

Paper

In 2003, the Paper business accounted for 43% of Nexfor's net sales as compared to 50% in 2002. The principal products manufactured by the Paper business are uncoated freesheet papers, uncoated groundwood papers, lightweight coated groundwood papers, bleached hardwood kraft pulp and lumber. Uncoated freesheet papers include a broad array of grades such as text and cover, commercial printing and lightweight opaque papers as well as a number of technical specialities such as release papers, thermal base stock and grease-resistant packaging papers. Uncoated groundwood and coated groundwood papers are generally used in mass circulation publications such as magazines, catalogues, directories and advertising inserts in newspapers. The Paper operations comprise six paper and pulp mills, four integrated sawmills, 17 paper machines, timberlands and approximately 3,650 employees.

Timber

The Timber segment comprises the management of freehold and licensed timberlands in New Brunswick and Maine. In addition, the Timber business manages a significant portion of the Crown-licensed Arrangements on behalf of the Government of New Brunswick. The Timber business is responsible for providing roundwood to support the lumber and paper operations of Nexfor in New Brunswick and Maine. Substantially all of the softwood fibre harvested by the Timber segment is used by the Paper segment. Hardwood fibre is sold on the open market. In 2003 and 2002, sales of the Timber segment represented 2% of Nexfor's sales. Nexfor owns approximately 407,000 hectares of freehold Timber in Maine and New Brunswick. In 2003, the total harvest from these lands was 1.3 million cubic metres.

Documents Incorporated by Reference

The following documents, filed with the various securities commissions or similar authorities in Canada, are specifically incorporated by reference and form an integral part of this Circular:

(a) Annual Information Form of Nexfor dated March 3, 2004;

(b) the comparative Consolidated Financial Statements of Nexfor for the fiscal years ended December 31, 2003 and 2002, and the Auditors' Report thereon;

(c) Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2003;

(d) First Quarter Report 2004 of Nexfor containing Unaudited Consolidated Financial Statements of Nexfor for the fiscal quarter ended March 27, 2004 and for the comparative period in 2003 and the Management's Discussion and Analysis for the periods then ended;

(e) Material Change Report filed February 20, 2004 relating to the purchase of the 50% partnership interest in Northwood Panelboard Company; and

(f) Material Change Report filed March 12, 2004 relating to the approval by the Nexfor Board of the Arrangement.

Any documents of the type referred to above (excluding confidential material change reports) filed by Nexfor with the various provincial securities commissions or similar authorities in the Provinces of Canada after the date of this Circular and prior to the annual and special meeting will be deemed to be incorporated by reference into this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Copies of the documents incorporated herein by reference and this Circular may be obtained without charge, upon written or oral request, from the Corporate Secretary of Nexfor at Suite 500, 1 Toronto Street, Toronto, Ontario M5C 2W4, on Nexfor's website at www.nexfor.com or on Sedar at www.sedar.com.

Norbord After the Arrangement

Corporate Structure

Nexfor is a corporation governed by the CBCA. The corporate structure of Nexfor continues after giving effect to the Arrangement but its name will be changed to Norbord Inc. The registered and principal office of Norbord Inc. will remain at Suite 500, 1 Toronto Street, Ontario M5C 2W4.

Description of the Business

After giving effect to the Arrangement, Norbord will operate the Panels' business described above and in the Annual Information Form incorporated herein by reference.

Selected Financial Information

Financial information can be found in Nexfor's Consolidated Financial Statements for the years ended December 31, 2003 and 2002 and Nexfor's Annual Information Form for the year ended December 31, 2003, both of which are incorporated herein by reference. Selected historical information is included below:

Selected Consolidated Financial Information About Nexfor

	As at and for the Three Months Ended		As at and for the Fiscal Years Ended December 31,		
	March 27, 2004	March 29, 2003	2003	2002	2001
	($ millions, except per share information)				
SELECTED ANNUAL FINANCIAL DATA					
Consolidated Statement of Earnings Data:					
Net sales	$ 569	$ 392	$1,939	$1,426	$1,268
Earnings from continuing operations before interest, taxes, depreciation and restructuring charge:					
Panels	157	31	375	94	50
Paper	(3)	(2)	(26)	32	45
Timber	3	4	10	10	10
	157	33	359	136	105
Restructuring charge	—	—	(26)	—	—
Interest and other income	1	1	5	6	6
Interest expense	(8)	(9)	(37)	(37)	(33)
Depreciation	(30)	(30)	(124)	(118)	(92)
Income tax (expense) recovery	(39)	6	(61)	20	20
Earnings from continuing operations	$ 81	$ 1	$ 116	$ 7	$ 6
Gain on sale of discontinued operations	—	—	12	—	—
Earnings from discontinued operations	—	—	(2)	6	6
Earnings	$ 81	$ 1	$ 126	$ 13	$ 12
Per Share Data:					
Earnings per Common Share — Basic	$ 0.54	$0.00	$ 0.85	$ 0.08	$ 0.07
— Diluted	$ 0.54	$0.00	$ 0.85	$ 0.08	$ 0.07
Consolidated Balance Sheet Data:					
Total assets	$2,111		$2,042	$1,969	$1,795
Total debt and other liabilities	1,142		1,146	1,171	983
Total shareholders' equity	969		896	798	812
Segmented Data:					
Net sales					
Panels	$ 348	$ 191	$1,064	$ 679	$ 496
Paper	209	191	839	717	742
Timber	25	20	72	65	60
Intersegment	(13)	(10)	(36)	(35)	(30)
Consolidated total	$ 569	$ 392	$1,939	$1,426	$1,268

Selected Pro Forma Financial Information

Pro forma financial statements for Norbord have been included in Exhibit I.

	Quarter Ended March 27, 2004 Pro Forma	Year Ended December 31, 2003 Pro Forma
	($ million)	
Net sales	$ 348	$1,066
Earnings before interest, taxes and depreciation	157	361
Earnings	89	178
Earnings per share	$ 0.60	$ 1.21
Total assets	1,355	
Total liabilities	886	
Total shareholders' equity	469	

Consolidated Capitalization

The following table sets forth the consolidated capitalization of Nexfor as at March 27, 2004 and the pro forma capitalization of Norbord as at March 27, 2004 as adjusted to give effect to the Arrangement:

	Nexfor As at March 27, 2004	Norbord As at March 27, 2004 Pro forma
	($ million)	
CAPITAL		
Cash	$ (187)	$(157)
Long-term debt	633	632
Preferred shares	38	38
Common shares	610	110
Retained earnings	315	315
Foreign exchange translation adjustment	6	6
	$1,415	$ 944

Stock Option Plan

The Nexfor Stock Option Plan is described under ''Annual Meeting Business — Human Resources Committee's Report on Executive Compensation — Long Term Incentives — Stock Option Plan''. In 1997 the number of Common Shares issuable pursuant to the Plan was fixed at 7 million. Currently there are 3,409,415 Options outstanding and 3,804,890 Common Shares available for issuance under the Plan. In January 2004 the Nexfor Board granted an additional 538,000 Options to 59 executives and senior managers (of which 305,000 Options were granted to insiders) at the market price of CAD$11.24, subject to shareholder approval of an increase in the number of shares issuable under the Plan. The number of shares issuable under the Plan must be increased by 142,525 shares. The approval of this increase is part of the Stock Option Plans Resolution.

Under the Arrangement, Nexfor Stock Options are exchanged for Replacement Stock Options to be issued under a new Norbord Stock Option Plan. The Nexfor Board conditionally adopted the new Norbord Stock Option Plan on April 21, 2004. The terms of the new Plan are the same as the existing Nexfor Stock Option Plan except that the maximum number of Norbord Common Shares issuable under the new Plan is 10 million, which is approximately 7% of the number of Norbord Common Shares that will be outstanding on the Effective Date of the Arrangement. After the issuance of the Replacement Stock Options under the Arrangement, approximately 6,590,000 Norbord Common Shares will remain for issuance under the new Plan. In the event that any Nexfor Stock Options are exercised prior to the Effective Date, a corresponding number of additional Norbord Common Shares will become available for issuance under the new Plan.

Under the Norbord Stock Option Plan, the Norbord board of directors will determine, based on the recommendations of the Human Resources Committee, which key employees of Norbord and its subsidiaries are to be granted options. The exercise price of an Option is the market price of the Common Shares at the date of the grant. Options can be outstanding for such period, not exceeding 10 years, as the Norbord board determines. Options may be granted subject to vesting requirements. A copy of the form of Norbord Stock Option Plan is Exhibit N to this Circular.

At the annual and special meeting the Nexfor Common Shareholders will vote on the passage of the Stock Option Plans Resolution to approve the issuance of the additional 142,525 Common Shares under the Nexfor Stock Option Plan and to confirm the Norbord Stock Option Plan and the Fraser Papers Stock Option Plan. The Stock Option Plans Resolution must be passed by the affirmation votes of at least a majority of the votes cast by the Nexfor Common Shareholders thereon at the meeting. Brascan has advised that the Nexfor Common Shares owned or controlled by it will be voted for passage of the Stock Option Plans Resolution.

Dividend Policy

The amounts and timing of dividend payments on the Norbord Common Shares will be determined from time to time by the board of directors of Norbord in its discretion having regard to prevailing economic conditions, the financial condition of Norbord and its cash requirements.

Directors and Officers

The Directors of Norbord are to be elected at the annual and special meeting and are detailed under ''Annual Meeting Business — Election of Directors''. The officers of Norbord after approval of the Arrangement will be as follows:

Name and Municipality of Residence	Office with Company	Previous occupation
K. LINN MACDONALD	Chairman	President and CEO of Nexfor Inc. until 1999.
J. BARRIE SHINETON Toronto, Ontario	President and Chief Executive Officer	President, Norbord Industries Inc. until 2004; Managing Director of Nexfor Limited (UK) from 1999-2003; Senior Vice President, Wood Products of International Forest Products Ltd. (lumber and wood products) prior thereto.
JOHN TREMAYNE Toronto, Ontario	Executive Vice President and Chief Financial Officer	Treasurer, Brascan Corporation until 2002.
CHARLES B. GORDON Toronto, Ontario	Vice President, Corporate Affairs	Director, Corporate Communications of Norbord Industries until 1999.
ROBIN LAMPARD Toronto, Ontario	Vice President, Treasurer	Assistant Treasurer until 2002.
LYNNE TAYLOR Toronto, Ontario	Assistant Corporate Secretary	Manager, Regulatory Affairs, Nexfor 2004; Manager, Legal Compliance, KBSH Capital Management Inc. 2000-2004; Corporate Law Clerk, Sobeys prior thereto.
MICHAEL BOTHA Toronto, Ontario	Corporate Controller	Manager, Corporate Accounting and Reporting at Nexfor, 2001-2004; Manager, KPMG LLP prior thereto.
ALAN POTTER Markham, Ontario	Vice President, Technology and Environment	Manager, Composites and Treated Wood Products of Forintek Canada Corp. (research consortium) until 1999.
BOB KINNEAR Stouffville, Ontario	Vice President, Human Resources	Vice-President, Human Resources and Administration, Norbord, 2001-2003; Vice-President, Human Resources and Administration, PCI Chemicals Canada Inc., prior thereto.

Post-Arrangement relationship with Fraser Papers

Norbord will continue to provide certain administrative services to Fraser Papers for a fee after the Effective Date. Norbord and Fraser Papers will continue to jointly operate a research and product development facility with costs shared proportionally.

As part of the Arrangement, Norbord will take back a note from Fraser Papers. The final amount of the note will be determined on the Effective Date and will be equal to the amount by which the net assets of Fraser Papers exceed $500 million, excluding any impact on carrying values relating to discontinued operations. The note will have a term of 12 months, be extendible for an additional six months at Fraser Papers' option, and will bear interest at Libor + 3%. On the Effective Date, Norbord will continue to guarantee certain obligations of Fraser Papers having a notional value in the range of $70 million to $90 million. Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees outstanding 18 months after the Effective Date. Fraser Papers expects to be in a position prior to the Effective Date to implement a revolving credit facility with one or more financial institutions totalling $50 million immediately after the Effective Date. In the event that this credit facility is not so concluded, Norbord has agreed to provide a $30 million revolving credit facility to Fraser Papers for 3 months at market rates of interest. As security for these ongoing financial commitments to Fraser Papers, Norbord will have the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' timberlands and manufacturing facilities.

PART V

INFORMATION CONCERNING FRASER PAPERS

Following the Arrangement, Fraser Papers will own all of the assets used primarily in the operation of Nexfor's Paper and Timber businesses. Reference to "Fraser Papers" in this section is to the Fraser Papers division of Nexfor prior to the Arrangement and to Fraser Papers following the Arrangement. Definitions for certain technical terms are set out in the "Glossary of Terms for Fraser Papers".

Corporate Structure

Fraser Papers was incorporated with the name 4229401 Canada Inc. under the CBCA on April 19, 2004 for purposes of the Arrangement.

Under the Arrangement it will amalgamate with 4229428 Canada Inc., and continue under the name Fraser Papers Inc.

The principal office of Fraser Papers will be at Suite 600, 1 Toronto Street, Toronto, Ontario M5C 2W4

Description of the Business

Fraser Papers is a specialty paper company with integrated lumber and timberland operations. Operating six paper and pulp mills, four sawmills and managing 943,000 hectares of timberlands in New Brunswick, Quebec, Maine, New Hampshire and Wisconsin, Fraser Papers believes that it is one of North America's largest integrated producers of specialty paper products. Fraser Papers has been in operation since the late 1800's and currently employs approximately 3,850 people in the United States and Canada.

Fraser Papers' business is comprised of two segments, Paper and Timber.

Paper Segment

The paper and pulp products produced by Fraser Papers can be broadly classified as uncoated freesheet or fine papers, uncoated groundwood papers, coated groundwood papers and bleached hardwood kraft pulp. In addition, Fraser Papers produces lumber at its fully-integrated sawmills.

Paper and Pulp

Fine papers include a broad array of grades such as lightweight opaque papers, text and cover and commercial printing as well as a number of technical specialties. Lightweight opaque printing papers are used for financial printing, reference and religious books and other high-quality printing jobs that require thin, lightweight papers. Heavier weight opaque papers are used for trade books. Text and cover papers are high-value printing and writing papers used for high-quality graphic printing. Annual reports and high-end promotional materials are typical end uses, where printability, distinctiveness and texture are key design elements. Commercial printing papers are a generic category of fine papers where longer production runs and less stringent design criteria allow a lower-cost alternative to text and cover grades. Technical specialty papers such as release papers, thermal base stock and grease resistant packaging are sold to converters and are most often custom-made to meet customer specifications.

Uncoated groundwood and coated groundwood papers are generally used in mass circulation publications such as magazines, catalogues, directories and advertising inserts in newspapers. Groundwood paper demand is sensitive to total advertising expenditures and the print media's share thereof.

Fraser Papers' paper output also includes a small volume of paperboard that is used in the manufacture of boxes and packaging material and a small volume of towel used in industrial applications.

Market pulp is purchased by paper producers who lack sufficient internal supply or require pulp of different qualities to supplement their own production. Market pulps are generally classified according to their fibre type, the process used to produce them, and the degree to which they are bleached. Fraser Papers' kraft pulp mills in Thurso, Québec and Berlin, New Hampshire produce bleached pulp from northern hardwoods using the sulphate or kraft process. The hardwood pulp produced by these mills is sold primarily in Canada and the United States. Recently larger volumes have been shipped to offshore markets as new paper capacity is being built in Europe and Asia.

The United States is the largest market for Fraser Papers' paper and pulp, accounting for over 90% of Paper sales in 2003. Canada is the second largest consuming country. Fraser Papers sells its paper to printers, converters and distributors, including merchants and brokers, and has sales representatives in all major markets in the United States. Groundwood papers and certain grades of uncoated printing papers are generally sold to publishers, printers or merchants. Most text and cover and some higher-valued commercial printing grades are shipped to Fraser Papers' West Chicago distribution centre where they are converted from rolls into sheets and sold to paper merchants across North America. Specialty grades such as thermal, release papers and packaging grades are sold directly to converters.

The locations of Fraser Papers' mills producing paper and pulp, their approximate annual capacity at December 31, 2003, together with their annual production in each of the last two years are as follows:

	Annual Capacity December 31, 2003	Production 2003	Production 2002
	(000 tonnes)		
Uncoated Freesheet			
Gorham, New Hampshire (1)	145	106	41
Madawaska, Maine	250	236	229
Park Falls, Wisconsin	120	108	110
Total Uncoated Freesheet	515	450	380
Groundwood Papers			
Madawaska, Maine	175	175	178
Paperboard			
Edmundston, New Brunswick	55	52	51
Towel			
Gorham, New Hampshire (1)	35	29	18
Pulp			
Berlin, New Hampshire (1)(2)	110	85	—
Thurso, Québec	245	243	237
Total Pulp	355	328	237

(1) Mill acquired in May 2002.

(2) Mill commenced operation in April 2003. Annual Capacity represents market pulp only.

Fraser Papers operates an integrated pulp and paper complex which straddles the border between Edmundston, New Brunswick and Madawaska, Maine. The Edmundston mill produces bleached sulphite pulp and groundwood pulp which are used at Madawaska. The Madawaska mill is a flexible production facility capable of producing a wide variety of specialty and printing and writing papers on eight paper machines. The largest machine produces uncoated groundwood papers. Two machines produce base stock for coating and super-calendering and produce predominantly lightweight coated groundwood and super-calendered release papers. The other five machines are specially equipped to produce lightweight opaque papers and a variety of technical specialties. Most of the pulp and the steam energy required to manufacture these papers are supplied by pipeline from the Edmundston mill.

Approximately 65% of the chips required by the Edmundston mill are supplied from Fraser Papers' sawmills or under chip-for-log trades with other sawmillers. The other 35% is purchased from independent sawmillers.

In 2002, the Madawaska Maine mill completed installation of a secondary treatment system in order to meet and achieve full compliance with environment regulations in the United States.

The Park Falls, Wisconsin mill operates three paper machines, a hardwood sulphite mill and a de-inking plant. The mill in Park Falls is smaller and older than mills that dominate the commodity segments of the fine paper sector. In grades such as text and cover, bright coloured and high brightness papers and commercial printing papers, this is not a major disadvantage since production runs tend to be small.

In May 2002, Fraser Papers acquired a pulp mill in Berlin, New Hampshire and a paper mill in Gorham, New Hampshire. These mills had been idle since August 2001. The mills are integrated, however, the pulp mill has the ability to dry pulp for sale in the open market or for transportation to other Fraser Papers facilities. The paper mill has

four paper machines that produce fine papers and one machine producing industrial towel products. The fine paper grades are complementary to Fraser Papers' current products. These include lightweight opaque papers, trade-book papers, technical specialties and commercial printing grades.

All five paper machines at Gorham, New Hampshire were started in 2002. The pulp mill at Berlin, New Hampshire started up in April 2003. The acquisition of these facilities provides Fraser Papers with a high degree of pulp self-sufficiency and production flexibility.

The bleached hardwood kraft pulp mill at Thurso, Québec produces pulp for sale to affiliates and on the open market. The mill is well located to serve its major markets in the United States and Canada. Approximately 53% of the mill production in 2003 was specialty pulp for use in the manufacture of high-quality specialty products such as photographic paper and decorative laminated papers.

In October 2003, Fraser Papers invested $10 million in convertible preferred shares of Katahdin Paper Company LLC (''Katahdin''). Katahdin is owned by an affiliate of Brascan. The preferred shares pay a cumulative dividend of 5% and are convertible to common shares of Katahdin at Fraser Papers' option. The shares offer Fraser Papers the potential to participate in the growth and financial returns of Katahdin. Fraser Papers has an option to purchase Katahdin prior to October 28, 2005 for an amount based on a pre-determined formula. Katahdin restarted two paper machines in Maine in June 2003. Fraser Papers has managed the assets since start-up, providing sales, marketing and operating services in return for a management fee.

Lumber

Fraser Papers owns 4 integrated sawmills and is a producer of softwood dimension lumber used in construction. The market for dimension lumber is characterized by intense competition between producers in all major supply regions. Competition is based on price, lumber quality and service. Fraser Papers competes against other North American producers and, to a lesser extent, foreign producers. For lumber producers, chips are an important by-product, purchased by pulp and paper mills. Fraser Papers consumes substantially all of the chips generated at its New Brunswick and Maine sawmills.

The locations of mills producing lumber, their approximate annual capacity at December 31, 2003 together with their annual production in each of the last two calendar years, are as follows:

	Annual Capacity December 31, 2003	Production 2003	Production 2002
	(MMfbm)		
Ashland, Maine	60	63	74
Juniper, New Brunswick	160	116	133
Masardis, Maine	120	119	122
Plaster Rock, New Brunswick	120	117	119
Total	460	415	448

The Plaster Rock sawmill in New Brunswick produces dimension lumber and specialty board products and supplies about 25% of the wood chips used by the Edmundston pulp mill in New Brunswick. More than 75% of the timber for the sawmill is harvested from land owned or crown-licensed by Fraser Papers.

The Juniper sawmill in New Brunswick was modernized in the mid 1990s and produces dimension lumber using timber from its Crown licence supplemented by open market purchases. Chips from the New Brunswick sawmills represent about 40% of the chips used by the Edmundston pulp mill.

The sawmills in Maine produce kiln-dried and green lumber. Approximately 50% of the chips are sold to the Edmundston pulp mill with the remainder sold to third parties. The mill obtains a portion of its log requirements from Fraser Papers' timberlands in Maine with the remainder purchased on the open market.

Timber Segment

The timber segment comprises the management of approximately 407,000 hectares of freehold timberlands in New Brunswick and Maine and 536,000 hectares of Crown licences in New Brunswick. In addition, the Timber business manages a significant portion of the Crown-licensed Arrangements on behalf of the Government of New

Brunswick. The timber business is responsible for providing roundwood to support Fraser Papers' pulp and lumber operations in New Brunswick and Maine. Substantially all of the softwood fibre harvested by the Timber segment is used by the Paper segment. Hardwood fibre is sold on the open market.

All forest operations on Crown land are accountable for their activities on these lands under Crown-licensed Arrangements. Cutting rights on Crown lands in Canada are generally granted by licences from the province owning the resource. These provincial licences generally include provisions for ground rents, stumpage charges and reforestation. The provinces have various legislative programs governing utilization of their forest resources. These programs change from time to time, resulting in changes in land tenure and cutting rights. The major tenure agreements with the provinces are for terms of 20 to 25 years, with renewal provisions. Provincial regulations specify the harvesting and reforestation obligations and set the stumpage price. Restrictions on harvesting have increased over the past several years. Stumpage charges have also risen sharply over the past five years in Québec.

Fraser Papers participates in the American Forest and Paper Association's Sustainable Forestry Initiative (SFI®) program. To obtain certification, mills must demonstrate a commitment to forest conservation including sound management planning and the protection of wildfire habitats and water quality. During 2002, sawmills in New Brunswick and Maine became the world's first lumber manufacturers to be certified under the SFI program. During 2003, 7 additional North American operations received SFI forest certification. This accomplishment means that Fraser Papers now has 8 third party certified manufacturing and woodland operations.

Description of Share Capital

The authorized capital of Fraser Papers will consist of an unlimited number of Class A Preferred Shares, an unlimited number of Class B Preferred Shares, an unlimited number of Non-Voting Participating Shares and an unlimited number of Common Shares.

The rights, privileges, restrictions and conditions attaching to the Fraser Papers shares are the same as the rights, privileges, restrictions and conditions currently attaching to the Nexfor shares.

The following is a summary of the principal attributes of the Common Shares, the Class A Preferred Shares, the Class B Preferred Shares and the Non-Voting Participating Shares of Fraser Papers Inc.

Common Shares

The holders of Common Shares are entitled to one vote per share at all meetings of shareholders. They are entitled to receive dividends if, as and when declared by the directors rateably with any holders of the Non-Voting Participating Shares, subject to the attributes of each series of Non-Voting Participating Shares. In the event of any liquidation, dissolution or winding up, subject to the rights of holders of Class A Preferred Shares and any Class B Preferred Shares, the holders of Common Shares are entitled to participate rateably with any holders of Non-Voting Participating Shares in any distribution of the assets of Fraser Papers, subject to the attributes of each series of Non-Voting Participating Shares.

Class A Preferred Shares

The Class A Preferred Shares are issuable in series. The directors of Fraser Papers are empowered to fix the number of shares in and the designation and attributes of each series, which may include voting rights. The Class A Preferred Shares will be entitled to priority over the Class B Preferred Shares, the Non-voting Participating Shares and the Common Shares with respect to the payment of dividends and the distribution of assets of Fraser Papers in the event of any liquidation, dissolution or winding up of Fraser Papers.

Class B Preferred Shares

The Class B Preferred Shares are issuable in series. The directors of Fraser Papers are empowered to fix the number of shares in and the designation and attributes of each series, which may include voting rights. The Class B Preferred Shares are entitled to priority over the Non-Voting Participating Shares and the Common Shares with respect to the payment of dividends and the distribution of assets of Fraser Papers in the event of any liquidation, dissolution or winding up of Fraser Papers.

Non-Voting Participating Shares

The Non-Voting Participating Shares are issuable in series. The directors of Fraser Papers are empowered to fix the number of shares in and the designation and attributes of each series, which may include a preferential dividend or a priority in any distribution of assets of Fraser Papers. Subject thereto, the holders of Non-Voting Participating Shares are entitled to receive dividends if, as and when declared by the directors rateably with the holders of Common Shares and, in the event of any liquidation, dissolution or winding up, subject to the rights of the holders of Class A Preferred Shares and any Class B Preferred Shares, to participate rateably with the holders of Common Shares in any distribution of the assets of Fraser Papers.

Selected Financial Information

The following tables include selected historical financial data for the Fraser Papers Division of Nexfor for the years ended December 31, 2003, 2002 and 2001 and the three months ended March 27, 2004 and March 29, 2003.

The historical financial data relates to the Fraser Papers businesses as they were operated by Nexfor prior to the Arrangement, and therefore some of the expenses are based upon allocations made by Nexfor. For example, allocations have been made with respect to personnel, space, estimates of time spent to provide services and other appropriate bases. Nexfor believes that allocations were made on a reasonable basis and that no material change to Fraser Papers costs would be expected had its business been operated as a stand-alone entity.

This selected financial data should be read along with ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' and the audited combined financial statements of the Fraser Papers division of Nexfor and the related notes included elsewhere in this Circular.

	As at and for the Three Months Ended		As at and for the Fiscal Years Ended December 31,		
	March 27, 2004	March 29, 2003	2003	2002	2001
			($ millions)		
SELECTED ANNUAL FINANCIAL DATA					
Net sales	$221	$200	$ 873	$ 747	$ 771
Earnings before interest, taxes, depreciation and restructuring charge:	—	11	(2)	46	47
Restructuring charge	—	—	(26)	—	—
Interest income	—	—	1	—	1
Fees on sale of accounts receivable	(1)	(1)	(6)	(5)	(5)
Interest	(3)	(3)	(11)	(9)	(12)
Depreciation expense	(11)	(13)	(49)	(48)	(49)
Income tax recovery (expense)	1	(1)	1	2	(5)
Loss	(14)	(7)	(92)	(14)	(23)
Balance Sheet Data:					
Total assets	$754		$ 763	$ 761	
Total debt and other liabilities	218		212	196	
Nexfor's net investment	536		551	565	
Shipments:					
Paper (000 tonnes)					
Fine	115	105	445	369	362
Groundwood	39	42	175	178	186
Paperboard	12	13	52	52	51
Towel	8	7	29	17	—
Pulp	69	62	329	230	229
Total Paper	243	229	1030	846	828
Lumber (MMfbm)	91	100	420	441	416
Timber (000's m^3)	813	767	2,663	2,680	2,493

Selected Pro Forma Financial Information

Pro Forma Capitalization

The following table sets out the capitalization as at March 27, 2004 of the Fraser Papers Division of Nexfor before giving effect to the Arrangement and of Fraser Papers Inc. after giving effect to the Arrangement:

	As at March 27, 2004	As at March 27, 2004 Pro Forma
	($ millions)	
CAPITAL		
Cash	$ (1)	$ (30)
Bank advances	4	—
Long-term debt	1	91
Nexfor's net investment	536	—
Common shares	—	500
Total Capitalization	$540	$561

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Fraser Papers' performance. Factors that could impact future operations are also discussed. Such comments will be affected by, and may involve, known and unknown risks and uncertainties that may cause the actual results of Fraser Papers to be materially different from those expressed or implied. These risks and uncertainties are discussed in this MD&A, and in other filings made from time to time with applicable securities and regulatory authorities. To enhance reader understanding, certain three-year historical financial and statistical information is presented. Fraser Papers' significant accounting policies and other financial disclosures are contained in the audited combined financial statements and accompanying notes, which are included as Exhibit F to this Circular. All financial references in the MD&A are stated in US dollars unless otherwise noted.

Throughout this discussion "Fraser Papers" refers to the Fraser Papers division of Nexfor Inc. as it has been carved out under the Plan of Arrangement. "Nexfor" refers to Nexfor Inc., Fraser Papers' parent company prior to and during the periods covered in this MD&A.

EBITDA, EBITDA margin, operating earnings, ROCE, net debt and free cash flow are non-GAAP measures described in the Definitions section on pages 67 and 68. Non-GAAP measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. However, a quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of the MD&A.

Overview

Strategy

Fraser Papers is a specialty paper company with integrated lumber and timberland operations. Operating six paper and pulp mills, four sawmills and managing 943,000 hectares of timberlands, Fraser Papers believes that it is one of North America's largest integrated producers of specialty paper products.

Since conducting a comprehensive strategic review of its businesses in 1998, Fraser Papers has repositioned itself to become principally a competitive specialty paper business. Actions to further this objective in 2003 and 2002 included:

(i) Implementing a productivity improvement plan at East Paper — the integrated paper and pulp complex at Edmundston, New Brunswick, and Madawaska, Maine;

(ii) Acquiring the paper and pulp facility in Northern New Hampshire;

(iii) Growing the technical specialty business; and

(iv) Assuming the management of Katahdin Paper Company LLC in Maine on a fee basis.

Business Profile

Fraser Papers employed approximately 3,650 people at December 31, 2003, at manufacturing facilities in the United States and Canada. The geographical breakdown of property, plant and equipment at year-end 2003 was 56% US and 44% Canada. Principal manufacturing facilities include six paper and pulp mills and four sawmills.

The annual production capacity of these facilities at December 31, 2003, was:

(i) 780,000 tonnes of paper, paperboard and towel;

(ii) 355,000 tonnes of market pulp; and

(iii) 460 million board feet of lumber.

Fraser Papers manages 943,000 hectares of timberland in Maine and New Brunswick, of which 407,000 hectares are owned. Fraser Papers is also the beneficiary of crown rights in Québec. Fraser Papers also purchases timber, chips and other wood residues on the open market.

Restructuring Charge

In April 2003, Fraser Papers announced a productivity improvement plan at the East Paper operations. The plan involved a 20% reduction in the workforce over a 12-month period through a combination of voluntary retirements and layoffs. About 75% of the workforce reduction was implemented by the end of 2003. A charge of $26 million was recorded in 2003 consisting of severance, early retirement, consulting and training costs of $20 million and non-cash pension and non-pension post-retirement benefits-related charges of $6 million.

The restructuring plan projects annual savings of about $21 million. Savings in 2003 amounted to $9 million. In the fourth quarter of 2003, work-hours per ton of paper produced were reduced by 16% from 2002 levels. In the first quarter of 2004, the plan achieved the expected 20% improvement in work-hours per ton resulting in annualized savings of $16 million.

Margin Improvement

The margin improvement program (MIP) remains the cornerstone of Fraser Papers' efforts to ''control the controllables.'' Measured at constant prices and exchange rates, MIP realized a $4 million improvement over 2002. In 2002, Fraser Papers realized $8 million in improvements over 2001. While Fraser Papers realized improvements in volume, mix and cost, these MIP savings were substantially offset by weak markets for many of its products and increases in energy costs.

Softwood Lumber Duties

Effective May 22, 2002, the US International Trade Commission imposed an 18.8% countervailing duty (CVD) and an 8.4% antidumping duty (ADD) on Canadian lumber exported to the US. Fraser Papers' two mills in New Brunswick are subject only to the ADD. Fraser Papers paid $7 million in duties from May 22, 2002, through December 31, 2003, $4 million in 2003.

The Government of Canada has challenged the duties, launching appeals with various trade bodies. Notwithstanding the rates established in the investigations, the final liability for the assessment of CVD and ADD will not be determined until the appeal process is complete or a negotiated settlement is reached.

Interest

All of Fraser Papers' debt requirements during 2003 and 2002 were managed by Nexfor and all interest payments were made to a wholly-owned affiliate of Nexfor. Upon approval of the Arrangement, Fraser Papers will have debt owing to Norbord Inc. and is expected to have arranged for a credit facility with one or more financial institutions, as described elsewhere in this Circular.

Fees on Sale of Accounts Receivable

Fraser Papers sells a portion of third party trade accounts receivables to a wholly-owned affiliate of Nexfor. Prior to the Arrangement, Fraser Papers will cease its participation in the receivables program.

Financial Summary

Quarter ended March 27, 2004 compared to March 29, 2003

Operating Results

Losses for the first quarter of 2004 were $14 million, compared to $7 million in the same period of 2003. The weaker results were due to weak paper markets in general, and a weak pricing environment for hardwood kraft pulp. While lumber pricing strengthened year over year, the improvement was not sufficient to offset the weakness in paper and pulp.

Net sales of $221 million in the first quarter of 2004 were $21 million or 10% higher than the first quarter of 2003. Paper sales accounted for $19 million of the increase.

EBITDA was break even in the first quarter of 2004, down from $11 million in the same period in 2003. Paper generated negative EBITDA of $3 million, Timber contributed $3 million.

Production (000 tonnes except lumber)	Q1 2004	Q1 2003
Uncoated freesheet	116	110
Uncoated groundwood paper	26	25
Coated groundwood paper	16	18
Paperboard	13	13
Towel	7	7
Pulp	72	57
Lumber (MMfbm)	103	105

Segments Results

Paper

The Paper segment comprises 17 paper machines at four locations, two market pulp facilities, and four sawmills. Products include uncoated freesheet, groundwood paper, paperboard, towel, hardwood pulp and softwood lumber. Paper accounted for 95% of Fraser Papers' net sales in both the first quarter of 2004 and 2003.

Paper operations recorded a $10 million reduction in EBITDA in the first quarter compared to the first quarter of 2003. The reduction was driven by weak paper markets in general and a weak pricing environment for hardwood pulp. While demand is starting to improve, paper prices remain considerably below their long-term averages.

Downtime was taken in the first quarter of 2004 at the Thurso pulp mill to bring production into line with market demand. The downtime totalled 14,000 tonnes in the first quarter compared to 36,000 tonnes of downtime in the fourth quarter of 2003.

U.S. uncoated freesheet demand improved in the first quarter, reflecting general economic growth. Average benchmark 50 lb. offset uncoated freesheet prices were in line with the fourth quarter of 2003, despite an increase of $30 per ton on March 1. Approximately two-thirds of Fraser Papers' total paper capacity is in the uncoated freesheet grades.

Hardwood pulp list prices in North America increased $25 per tonne March 1 to $530, up $10 from year-end. Norscan producer inventories ended March at 1.78 million tonnes, above the 1.5 million tonnes considered to reflect a balanced market.

Lumber prices (Eastern Boston SPF 2 x 4) averaged $408 per MFBM in the first quarter of 2004, up 15% from the fourth quarter of 2003 and 41% ahead of the first quarter of 2003. Lumber markets have improved in response to brisk housing demand.

Since May 22, 2002, Fraser Papers has been posting cash deposits for anti-dumping duties at a rate of 8.4% on shipments of softwood lumber to the U.S. from its two New Brunswick sawmills. Duties paid to date totalled $8 million ($1 million in the first quarter of 2004).

Timber

The Timber segment includes freehold lands in Maine (97,000 hectares) and New Brunswick (310,000 hectares) and Crown licences in New Brunswick (536,000 hectares). Employment levels are seasonal with about 170 employees at year-end. Approximately 50% of the segment's sales are directed to third parties, the remainder is consumed

internally. Substantially all of the softwood fibre harvested is used internally to support the paper and lumber operations while the hardwood fibre is sold on the open market. Timber accounted for 5% of Fraser's net sales in both the first quarter of 2004 and 2003.

Logging activity is seasonal, the first and fourth quarters traditionally being the most profitable. Shipments totalled 813,000 cubic metres in the first quarter of 2004, up 6% over the first quarter of 2003.

Year ended December 31, 2003 compared to December 31, 2002

Operating results

During 2003, Fraser Papers lost $92 million, a significant deterioration from the $14 million loss in 2002. During 2003, Fraser Papers' results were adversely impacted by a $26 million restructuring charge and continuing difficult market conditions in the paper industry.

Cash utilized by operating activities, including changes in non-cash working capital, totalled $59 million in 2003 compared to cash generated of $52 million in 2002. After capital expenditures, free cash flow was negative $76 million compared to positive $24 million in 2002. The substantial decrease was driven by lower earnings resulting from depressed paper markets and cash payments under the East Paper restructuring.

Cash totalled $16 million at December 31, 2003, compared to $3 million at year-end 2002. All cash is held in conjunction with a cash pooling arrangement with Nexfor. At the end of 2003, Fraser Papers was financed by Nexfor.

Net Sales

Net sales increased $126 million in 2003, due primarily to a full year's impact from the Berlin-Gorham acquisition that was completed during 2002.

Paper sales revenue increased $122 million or 17% over 2002 levels. The paper and pulp complex at Berlin-Gorham, New Hampshire, acquired May 31, 2002, generated third-party net sales of $132 million in 2003 compared to $15 million in 2002. Net operating results in 2002 were capitalized until November while the paper mill was starting up. The pulp mill at Berlin restarted April 2003.

Net sales from the Timber segment were up $7 million or 11% over 2002 despite a 1% decline in shipments.

EBITDA

EBITDA was negative $2 million compared to positive $46 million in 2002. Depreciation expense increased $1 million in 2003 to $49 million.

Paper posted EBITDA of negative $13 million in 2003, down $49 million from 2002. The 2003 result excludes a $26 million restructuring charge at East Paper. Results continue to be adversely impacted by difficult market conditions. Weak demand is affecting most grades of paper, hardwood pulp and softwood lumber. Downtime was taken in the fourth quarter of 2003, curtailing 36,000 tonnes of paper and pulp production.

Timber results maintained consistency year-over-year.

Segment Results

Paper

Paper accounted for 96% of Fraser Papers' net sales in both 2003 and 2002.

Markets

The year 2003 was a challenging one for North American paper producers. There was little improvement in pricing, and downtime, machine shutdowns and financial restructuring remained principal concerns. A similar situation occurred across the industry in 2002 and 2001.

Market demand for US paper and paperboard was affected by various conditions including an eroding manufacturing base in North America, slow economic growth in the first half of the year, minimal job creation and sluggish media advertising. In addition, US producers have been impacted by imports from Asia and Europe.

Price increases in 2003 were few and far between. Small increases were announced and captured in the groundwood segments. The increases were driven largely to recoup some of the exchange losses suffered on the value

of the Canadian dollar and the Euro. Demand improved for both coated and uncoated groundwood grades, although much of the improvement was absorbed by a surge in imports.

Attempted price increases on uncoated freesheet failed. US uncoated freesheet demand declined for the fourth consecutive year in 2003, reflecting the impact of electronic substitution and white collar unemployment. Electronic substitution has affected uncoated freesheet demand more than any other segment of printing and writing papers. The growth in use of plain paper fax machines and small office printers has slowed dramatically as e-mail deliveries and the electronic storage of documents have become more widely accepted.

Reported transaction prices for commodity uncoated freesheet, No. 3 Offset 50-pound rolls, declined from $660 per ton in January to $575 by year-end, averaging $622 for the year 2003 — the lowest in nine years. The benchmark price for coated groundwood, No. 5 34-pound, averaged $826 in 2003, up 2% from 2002.

Prices for technical specialty grades were relatively stable in 2003 despite difficult economic conditions. Fraser Papers' technical specialty business grew 9% in 2003 to 136,000 tonnes, benefiting from growth in packaging, thermal transfer label and super-calendered release markets. New product development and superior quality characteristics continue to contribute to Fraser Papers' success in these grades.

Pulp markets tightened through the first half of 2003 as list prices for northern bleached hardwood kraft rose from $470 per tonne in January to $560 April 1. The price hikes were supported by weather-related fibre shortages in the US South, increased demand in Asia, a stronger Euro and declining producer inventories. The market started to soften during the slow summer months due to weak paper demand and new offshore hardwood capacity coming online. Oversupply kept the market generally in decline through the third and fourth quarters. The demand/supply fundamentals for hardwood pulp were weaker than for softwood grades due to new eucalyptus capacity in South America. Fraser Papers' two market pulp mills produce hardwood pulp. Norscan producer inventories ended December at 1.84 million tonnes, the highest year-end total since 1996 and well above the 1.5 million tonne level considered to reflect a balanced market.

Lumber prices (Eastern Boston SPF 2x4) averaged $289 per Mfbm in the first half of 2003, the lowest first half average since 1991. Extensive mill closures and downtime were experienced throughout the industry. Prices rebounded to average $355 per Mfbm in the second half of 2003 driven by strong demand, with housing starts well above typical seasonal peaks, and reduced supply from shutdowns taken in the first half. Prices averaged $322 for the full year, $3 higher than the 2002 average. North American consumption of softwood lumber increased 4% in 2003 to a new record, exceeding 70 billion feet.

Operations

Production (000 tonnes except lumber)	**2003**	**2002**	**2001**
Uncoated freesheet	450	380	352
Uncoated groundwood paper	102	96	97
Coated groundwood paper	73	82	89
Paperboard	52	51	51
Towel	29	18	—
Pulp	328	237	224
Lumber (MMfbm)	415	448	416

EBITDA from the Paper segment declined $49 million year-over-year from a $36 million profit in 2002 to a $13 million loss in 2003. The 2003 results exclude the $26 million restructuring charge for productivity improvements at East Paper. Factors contributing to the EBITDA decline include market-related downtime, appreciation of the Canadian dollar and higher costs.

East Paper operated well in a difficult market environment setting annual average daily production records in paperboard, sulphite pulp and paper. EBITDA results were down sharply from 2002, impacted by the weakness in uncoated freesheet markets and a 4% increase in cash costs of production. Production costs were impacted by the stronger Canadian dollar as pulp, power and steam are fed to the US mill from the Edmundston, New Brunswick operation. The East Paper productivity project is on schedule with 75% of the workforce reductions accomplished. A new six-year labour agreement at Madawaska, Maine signed in November will improve work flexibility with more job sharing.

Production from the Midwest was down 2% from 2002 due to market downtime taken in the fourth quarter. Shipments were down 4% and average selling prices declined 5% from 2002. Cash costs were up 2% primarily due to higher natural gas prices. Higher costs from purchased fibre were completely offset by increased pulp and deink production.

The paper mill at Gorham, New Hampshire increased total production of fine paper and towel by 129%, running an average of four machines for the entire year. The facility, which started up in June 2002, has five machines. On average, only three machines were operating at any one time in 2002.

Production at the Thurso, Quebec, hardwood pulp mill averaged a record 682 tonnes per day, up 2% from 2002. Cash production costs increased 2% due to higher costs for wood, chemicals and energy. Shipments from Thurso to Fraser Papers' paper mills decreased from 75,000 tonnes in 2002 to 53,000 tonnes in 2003 due to the start-up of the pulp mill at Berlin, New Hampshire.

The mill at Berlin started up in early April 2003 following the completion of quality and production improvements. The mill had been shut for 18 months. Production totalled 140,000 tonnes — approximately 40% was delivered via pipeline to the paper machines at Gorham, 10% shipped to Fraser Papers' other paper mills and 50% sold to third parties.

The sawmills in New Brunswick and Maine are integrated with the Paper operations, supplying approximately 65% of the chips required annually by the pulp mill at Edmundston. As such, the sawmills continued to operate through most of 2003 despite cash losses from weak lumber prices. Lumber production decreased 33 MMfbm or 7% in 2003. The sawmill at Juniper, New Brunswick was shut for four weeks effective December 8, 2003, due to weak markets, the stronger Canadian dollar and US duties. Both sawmills in New Brunswick took downtime in the second quarter due to weak markets and surplus chip inventories. Production from the sawmills in Maine was 14 MMfbm lower than in 2002. A night shift had been added at the Ashland, Maine, mill from May through December in 2002.

Duties paid in 2003 totalled $4 million compared to $3 million in 2002.

Timber

Timber accounted for 4% of Fraser Papers' total net sales in both 2003 and 2002.

Markets

The log supply to sawmills in Maine and New Brunswick tightened in 2003 due to inclement weather and reduced contractor capacity. Average prices increased 8%.

Operations

EBITDA for Timber was $11 million in 2003 as compared to $10 million in 2002. Total shipments of 2.7 million cubic metres in 2003 were 1% below 2002.

Year ended December 31, 2002 compared to December 31, 2001

Operating results

2002 was another difficult year for the paper industry. Fraser Papers recorded a loss of $14 million compared to a loss of $23 million in 2001. Weak economic activity contributed to weaker pricing for many of Fraser Papers' products.

Cash flow from operations, including changes in non-cash working capital, totalled $52 million in 2002 compared to $61 million in 2001. Improvements in working capital have contributed $53 million in the past two years.

Cash totalled $3 million at December 31, 2002 compared to nil at the end of 2001. All cash is held in conjunction with a cash pooling arrangement with Nexfor. At the end of 2002, Fraser Papers had no committed bank lines and was financed by Nexfor.

Net Sales

Net sales decreased 3% or $24 million in 2002, primarily due to a significant deterioration in pricing for groundwood papers and the closure of the West Carrollton mill in the first quarter of 2001, partly offset by stronger timber sales.

Groundwood paper sales were down $26 million, impacted by a slowdown in advertising and catalogue activity, an influx of European imports and substitution pressures from alternate grades. Pulp sales to third parties declined

$12 million, as more of the hardwood kraft from the Thurso, Quebec mill was used internally at the new paper mill in Gorham.

EBITDA

Paper posted EBITDA of $36 million in 2002, down $1 million from 2001. Lower prices for groundwood paper due to weak demand were partly offset by improved results for lumber. The 2002 lumber results include an expense for duties on softwood lumber of $6 million, excluding the reversal of prior year accruals, compared to $3 million in 2001. The 2001 accrual of $3 million was reversed in 2002. During start-up, operating losses were capitalized at the New Hampshire complex.

EBITDA for the Timber segment remained consistent with 2001.

Segment Results

Paper

Paper accounted for 96% of Fraser Papers' net sales in both 2002 and 2001.

Markets

In 2002, the North American paper industry failed to recover from the economic decline experienced in the previous year. As a result of weak demand, producers curtailed capacity. Imports were a significant competitive factor due to a strong US dollar. According to the American Forest & Paper Association (AF&PA), US paper and board producers permanently shut 3 million tons of capacity in 2002, up 4% from 2001. In addition, another 1.2 million tons of capacity were idled indefinitely; a 30% increase from the prior year.

US printing and writing paper capacity decreased 4% in 2002 to 28.5 million tons. The AF&PA forecasts 2003 US printing and writing capacity to fall below 28 million tons, the lowest level since 1996.

The AF&PA estimates overall U.S. paper and board production totalled 89.5 million tons in 2002, a drop of 5.1 million tons from 2000. Printing and writing paper production was down 2.4 million tons over the two years.

With inconsistent demand in nearly every segment of the market, there were few price increases, and those that were implemented had to be phased in over two to three months. The hardest hit sector was publication papers. US magazine advertising pages declined 22% causing demand to plummet and putting intense pressure on newsprint, uncoated groundwood and coated groundwood paper grades. The price of lightweight coated groundwood fell to near 20-year lows.

Reported transaction prices for the benchmark coated groundwood No.5 34 lb. grade averaged $811 per ton in 2002, down 14% from 2001 and 21% from 2000. The price for commodity uncoated freesheet, No.3 Offset 50 lb. rolls, averaged $658 per ton in 2002, down 5% from 2001 and 10% from 2000.

Specialty paper markets continued to be less susceptible to swings in economic conditions.

2002 began with very weak pulp conditions as the widely watched North American and Scandinavian (Norscan) producer inventories peaked at 1.87 million tonnes in January. The pulp market is generally viewed to be in balance at the 1.5 million tonne level. List prices for northern bleached hardwood kraft pulp bottomed at $430 per tonne in the first quarter due to poor paper markets and overcapacity in pulp. The second quarter featured strong shipments and seasonally-related maintenance downtime as Norscan inventories dropped to a two-year low in June at 1.34 million tonnes. Price increases were implemented monthly through the spring and early summer boosting prices to $490 per tonne effective July 1. Conditions weakened in the latter part of the year with the less than robust performance of printing and writing papers, especially in Europe, which remains the single largest consumer of purchased pulp. Hardwood list prices declined $20 in November to $470. Norscan inventories ended 2002 at 1.63 million tonnes, after a 56,000 tonne decline in December.

Transaction prices for hardwood pulp, delivered into US markets, averaged $447 per tonne in 2002, down $45 from the prior year average. Prices had fallen steadily during 2001 due to a decline in paper demand fuelled by a large drop in advertising expenditures.

Lumber prices, as measured by Eastern Boston SPF, averaged $294 per Mfbm in the second half of 2002, down $50 from the first half average. For the full year, lumber prices averaged $319 per Mfbm, off 3% from 2001. At year-end 2002, the Eastern Boston price was in the $270 range.

The trade dispute between Canadian and US softwood lumber producers undercut normal market forces. The duties have not had the expected effect in the marketplace as prices declined, rather than increased. In response, a number of mills have taken extended downtime.

Operations

Production (000 tonnes except lumber)	**2002**	**2001**	**2000**
Uncoated freesheet	380	352	432
Uncoated groundwood paper	96	97	98
Coated groundwood paper	82	89	80
Paperboard	51	51	53
Towel	18	—	—
Pulp	237	224	238
Lumber (MMfbm)	448	416	316

Fraser Papers' lightweight opaque business grew in 2002 with financial, pharmaceutical, and Bible papers up 12%, 10% and 22% respectively. Fraser Papers believes it is the leading supplier of Bible papers in North America. Shipments of coated one-side packaging paper rose 40%, benefiting from market leadership in quality and service for stain resistant grades. Text and cover sales grew 4% in a declining market.

Production at the Madawaska, Maine paper mill totalled 407,000 tonnes in 2002, down 3,000 tonnes from 2001. No market-related downtime was required as the mill continued to benefit from its lighter weight offerings and capability to match product mix with market demand.

Earnings were hit hard by the deterioration in groundwood paper markets. Average prices for Fraser Papers' coated and uncoated groundwood paper fell 15% and 14% respectively from 2001.

The Midwest paper operations continued to show expected improvement. Specialty grades represented 62% of the Midwest's shipments in 2002 compared to 47% in 2001. Production from the Midwest declined 18,000 tonnes from 2001. The mill at West Carrollton, Ohio had produced 15,000 tonnes in 2001 prior to its permanent shut in March. EBITDA for the Midwest was $2 million in 2002, a $5 million improvement over 2001 and $12 million higher than 2000.

The paper mill at Gorham produced 41,000 tonnes of fine paper and 18,000 tonnes of industrial towel for the seven-month period of ownership, achieving commercial production at the end of October. Start-up operating losses of $12 million were capitalized. In addition, working capital requirements totalled $9 million, and $4 million was invested in capital projects. The landfill facility was sold in December for $10 million.

Production at the Thurso hardwood mill averaged 667 tonnes per day, up 2% from 2001. Cash production costs declined 1% despite higher costs for fibre and oil.

Specialty pulp sales increased 24% in 2002 to 108,000 tonnes, reducing exposure to the more volatile commodity grades. Shipments from Thurso to Fraser Papers' paper mills increased from 41,000 tonnes in 2001 to 75,000 tonnes in 2002. About 50% of the increase reflects shipments to the new paper mill at Gorham.

Lumber production increased 32 MMfbm or 8% in 2002. The Maine sawmills produced a record 196 MMfbm in 2002, up 12% from the previous high in 2000. The production increase was due mainly to the addition of a night shift at the Ashland mill from May through December. The sawmill at Plaster Rock, New Brunswick also set a new high.

Timber

Timber accounted for 4% of Fraser Papers' total net sales in both 2002 and 2001.

Changes in Accounting Policy

The Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110 — *Asset Retirement Obligations* was adopted by Fraser Papers effective January 1, 2004. Section 3110 requires the recognition of all legal obligations associated with the retirement of a tangible long-lived asset on a retroactive basis. Adoption of this new standard resulted in a liability of $5 million for Fraser Papers and no material earnings impact in 2004 or 2003.

During the fourth quarter of 2002, the US dollar became the functional currency of Fraser Papers' Canadian operations as a result of the increase in US dollar-denominated expenditures of those operations as compared to prior

years. Concurrent with this change in functional currency, Fraser Papers adopted the US dollar as its reporting currency. Under GAAP, the change in reporting currency was effected using the translation of convenience method whereby all historical financial transactions and balances were translated into US dollars using the exchange rate in effect on the date of changing the reporting currency. The exchange rate used to translate historical balances and transactions was CAD $1.00 = US $0.638.

Significant Accounting Policies and Estimates

Revenue Recognition

Net sales are recognized when the risks of ownership pass to the purchaser. This is generally when goods are shipped.

Sales are governed by contract or by standard industry terms. Revenue is not recognized prior to the completion of those terms. The majority of product is shipped via third-party transport on a freight-on-board shipping basis. In all cases, product is subject to quality testing to ensure it meets applicable standards prior to shipment.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over the following periods, which approximate their useful lives:

Buildings	20 to 40 years
Sawmills and lumber production equipment	10 to 15 years
Paper and pulp mill machinery and production equipment	20 years
Logging machinery and equipment	4 to 10 years

These periods are assessed from time to time to ensure that they continue to approximate the useful lives of the related assets.

Financial Instruments

Fraser Papers uses derivative financial instruments solely for the purpose of managing its foreign exchange and commodity price exposures. These activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement and reporting. Derivative transactions are executed only with approved counterparties. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value or cash flows of hedged items are designated as hedges of specific exposures and, accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged.

Liquidity and Capital Resources

Cash provided by operating activities, before net changes in non-cash working capital balances, totalled negative $58 million in 2003, positive $34 million in 2002 and positive $26 million in 2001. The lower cash flow in 2003 corresponds primarily to the decrease in EBITDA. An increase in non-cash working capital used $1 million in 2003 versus generating $18 million in 2002 and $35 million in 2001. The increase in working capital in 2003 reflects primarily the start-up of the pulp mill at Berlin-Gorham. Free cash flow amounted to negative $76 million in 2003, positive $24 million in 2002 and positive $26 million in 2001.

During 2003, 2002 and 2001, Fraser Papers was financed by its parent company, Nexfor.

			Payments Due by Period		
Contractual Obligations ($ millions) As at December 31, 2003	**Total**	**Less than One Year**	**One – Three Years**	**Four – Five Years**	**After Five Years**
Operating leases	$ 85	$11	$22	$16	$36
Purchase obligations	46	22	24	—	—
Long-term debt	1	—	1	—	—
Total contractual obligations	$132	$33	$47	$16	$36

Note: The above table does not include obligations under the pension and post-retirement benefits plans. These obligations are discussed under "Defined Benefit Pension Plans".

Capital Investments

Capital investments totalled $1 million in the first quarter of 2004. Fraser Papers' 2004 capital investments are expected to total $15 million, about 30% of depreciation, and will be funded with cash generated from operations. All of the expected 2004 spending will be for sustaining capital — maintenance and environmental.

Capital investments totalled $17 million in 2003, down from $28 million in 2002 and $35 million in 2001. Expenditures on Paper accounted for 82% of the total spending in 2003, 89% in 2002 and 100% in 2001.

Defined Benefit Pension Plans

Fraser Papers' obligations under its defined benefit pension plans are determined periodically through actuarial valuations, which are the basis for calculating pension expense. At December 31, 2003, defined benefit pension plan assets were $346 million (2002 — $261 million) while the accrued benefit obligations were $464 million (2002 — $373 million), yielding an unfunded liability of $118 million (2002 — $112 million). The funded status of Fraser Papers' defined benefit pension plans has improved from 70% to 75%, as strong asset returns more than offset lower discount rates, the strengthening Canadian dollar and the early retirement window offered as part of the productivity improvement plan at East Paper.

Defined benefit pension expense for the year was $28 million (2002 — $8 million, 2001 — $3 million) and defined benefit employer contributions were $26 million (2002 — $13 million). Fraser Papers' defined benefit pension plans are funded in accordance with all applicable regulatory requirements. Fraser Papers anticipates 2004 net pension expense and employer contributions will be significantly lower than 2003, primarily because 2003 included one-time charges of $12 million and funding of $8 million related to the productivity improvement plan at East Paper.

The assumed return on assets is 8% and is based on management's best estimate of the long-term expected rate of return on plan assets, including consideration of asset mix, equity risk premium and active investment management premium. The discount rate is 6.00% or 6.25% depending on the plan, and is based on the market yield of high-quality corporate bonds of similar duration to the pension plan liabilities. Sensitivity to a 1% decrease in these two key assumptions is estimated as follows:

	Impact on Dec. 31, 2003 Unfunded Liability	Impact on 2003 Pension Expense
Return on assets	none	$3 million increase
Discount rate	$49 million increase	$2 million increase

Significant changes in assumptions, driven by changes in financial markets, asset performance different from the assumed rate of return, significant new plan enhancements, acquisitions, divestitures, changes in the regulatory environment, and the measurement uncertainty incorporated into the actuarial valuation process could materially affect Fraser Papers' future plan assets, accrued benefit obligations, pension expense and pension contributions.

Transactions with Related Parties

Nexfor provides a number of services for Fraser Papers, including managing their treasury operations and providing taxation support. The fees associated with these services are less than $1 million per year.

Fraser Papers sells all of its lumber through Nexfor and Nexfor acts as the collection agent for Fraser Papers. Total fees paid to Nexfor for these services in 2003 were $1 million (2002 — $1 million, 2001 — $1 million).

Fraser Papers purchases certain of its electricity from related parties. These parties are related by virtue of being under common significant influence. During 2003, Fraser Papers purchased $9 million (2002 — $9 million, 2001 — $6 million) of electricity from these related parties in Quebec and New Hampshire. Included in accounts payable and accrued liabilities is $1 million (2002 — $1 million) owing to these related parties.

In the fourth quarter of 2003, Fraser Papers invested $10 million in convertible preferred shares of Katahdin Paper Company LLC (''Katahdin''). Katahdin is owned by an affiliate of Brascan. The preferred shares pay a cumulative dividend of 5% and are convertible to common shares of Katahdin at Fraser Papers' option. The shares offer Fraser Papers the potential to participate in the growth and financial returns of Katahdin. Fraser Papers has an option to purchase Katahdin prior to October 28, 2005 for an amount based on a pre-determined formula. Katahdin restarted two

paper machines in Maine in June 2003. Fraser Papers has managed the assets since start-up, providing sales, marketing and operating services in return for a management fee. During 2003, Fraser Papers received $2 million in management fees.

Labour Relations

Negotiations were completed in December 2003 with the Paper, Allied-Industrial, Chemical and Energy Workers International Union on a new six-year contract at the paper mill at Madawaska. The new agreement, expiring November 30, 2009, provides for wage and benefit increases of $7 million over the term of the contract. The total cost of the package should be offset by productivity gains as the new contract provides for greater flexibility and more job sharing.

Three collective agreements covering approximately 1,100 employees are scheduled for renewal in 2004 at the pulp mills in Quebec and New Brunswick and the paper mill in Wisconsin. All three contracts expire in the last half of 2004.

Approximately 70% of Fraser Papers' 3,850 employees are unionized.

Risks and Uncertainties

Fraser Papers is exposed to a number of risks in the normal course of its business that have the potential to affect the operating performance of the Company. Major risks are discussed below.

Price Sensitivities

Fraser Papers' earnings are sensitive to changes in world economic conditions, primarily in North America and Europe. Forest products markets are competitive and cyclical in nature and prices for many products are sensitive to variations in supply and demand.

Based on operating at capacity, the following table shows the approximate annualized impact on after-tax earnings of changes in product prices.

	Sensitivity Factor	Impact on Earnings ($ millions)	Average Mill Nets 4th Quarter 2003
Uncoated freesheet	$ 50 per tonne	17	$1,016
Groundwood paper	$ 50 per tonne	6	$ 743
Market pulp (1)	$ 25 per tonne	1	$ 389
Lumber	$10 per Mfbm	3	$ 256

(1) Pulp sensitivity net of purchases and reflects 129,000-tonnes which have been hedged.

Fraser Papers is exposed to commodity price risk on both inputs (e.g., energy and fibre) and outputs (e.g., uncoated freesheet and lumber), and monitors market developments in all commodity prices to which it is materially exposed. No liquid futures markets exist for the majority of Fraser Papers' commodity inputs and outputs but, where possible, Fraser Papers will hedge a portion of its commodity price exposure up to Board-approved limits in order to reduce the potential negative impact of rising commodity input prices and falling commodity output prices. Should Fraser Papers decide to hedge any of this exposure, it will hedge physically with suppliers and customers and, if unfeasible, purchase financial hedges where liquid markets exist.

At March 27, 2004, Fraser Papers had contracts outstanding to sell pulp at an average price of $570 per tonne. The contracts are designated as hedges of a portion of future market pulp sales, as follows:

	2004	2005	2006
Hedged volume (tonnes)	50,000	60,000	24,000
Exposure hedged	25%	25%	10%

In addition, Fraser Papers had hedged approximately 90% of its expected natural gas consumption through March 2004 and 50% from April 2004 through March 2005 by locking in the price directly with its suppliers. Most of Fraser Papers' electricity consumption is at regulated prices.

Competition

The paper industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Fraser Papers' principal market is in the US where it competes with North American and, in some instances, foreign producers. Certain competitors may have lower-cost facilities than Fraser Papers. Fraser Papers' ability to compete in these and other markets is dependent on a variety of factors such as manufacturing costs, continued free access to markets, customer service, product quality and currency exchange rates.

Foreign Exchange

Fraser Papers competes within North American markets where product prices are significantly influenced by US dollar exchange rates. Fraser Papers' exposure to foreign exchange rate fluctuations changed in the fourth quarter of 2002 given the change in functional currency of the Canadian operations and the concurrent adoption of the US dollar as Fraser Papers' reporting currency.

Fraser Papers' foreign exchange exposure arises from the following sources:

- Net Canadian dollar-denominated monetary assets and liabilities, and
- Committed or anticipated foreign currency transactions, primarily Canadian dollar costs in Fraser Papers' Canadian operations.

Fraser Papers' policy is to hedge all significant balance sheet foreign exchange exposures. The Company may hedge a portion of net foreign currency cash flows for periods up to three years in order to reduce the potential negative effect of a strengthening Canadian dollar versus the US dollar.

In 2003, Fraser Papers was negatively impacted by the strengthening Canadian dollar, realizing an average exchange rate, relative to the US dollar, of US $0.700 (2002 — US $0.637) on its CAD $325 million Canadian dollar costs. This rate includes the effect of CAD $80 million (2002 — CAD $45 million) of Canadian dollar cost hedges at an average rate of US $0.637 (2002 — US $0.641).

There were no Canadian dollar cost hedges outstanding at December 31, 2003. Each US one-cent change in the value of the Canadian dollar will impact annualized after-tax earnings by approximately $3 million in 2004.

Environmental Issues

Fraser Papers' operations are subject to a wide range of general and industry-specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection, and site remediation.

In keeping with our goal of certifying all mills to the most appropriate standard in the regions where they operate, Fraser Papers had 8 woodlands operations and mill sites certified to the third-party *Sustainable Forestry Initiative®* (SFI) standard as at December 31, 2003. To obtain certification, the mills demonstrated a commitment to forest conservation — including sound management planning and the protection of wildlife habitats and water quality.

The Canadian government has continued to consult stakeholder groups to define an appropriate framework to meet its Kyoto treaty commitment to reduce greenhouse gases. Fraser Papers has participated in a Forest Products Association of Canada (FPAC) consultative committee to define attainable reductions for 2004 to 2012. In November 2003, FPAC signed a non-binding Memorandum of Understanding (MOU) with the Canadian government committing the Canadian paper and pulp sector to a 15% greenhouse gas intensity reduction over the assumed increase in emissions due to usual business growth. Discussions will continue through 2004 to define a concrete plan with more specific sector targets. However, under the terms of the MOU, we do not expect that Fraser Papers will have to make significant capital investments.

The American Forest and Paper Association has made a recommendation to the US government that the US paper and pulp sector will commit to a 12% reduction in greenhouse gas emissions intensity in the 2000 to 2012 period. Fraser Papers' operations will be able to comply.

Timber Resources

Fraser Papers manages 943,000 hectares of forest land in Maine and New Brunswick. In Quebec, Fraser Papers is the beneficiary of government timberlands supplying approximately 300,000 cubic metres of fibre. Approximately 2.8 million cubic metres of logs were harvested in 2003 for Fraser Papers' own operations and trade to other parties.

Almost 9 million seedlings were planted on owned and managed woodlands in 2003 to supplement natural regeneration.

The Crown licences require the payment of stumpage fees for timber harvested and compliance with specified rehabilitation and silvicultural management practices. The licences cover periods ranging from 20 to 25 years and are renewed or extended every 5 years. They can be revoked or cancelled for non-performance. The licences also contain terms and conditions that could, under limited circumstances, result in a reduction of annual allowable timber that may be harvested by Fraser Papers without any compensation.

Aboriginal Land Claims

In July 1998, a lawsuit was launched by the Cree Nation in Northern Quebec against the federal and provincial governments and forest product companies operating in the region, including Fraser Papers' parent Nexfor. The lawsuit claimed that forestry on Aboriginal lands threatened the traditional Cree way of life protected under the James Bay and Northern Quebec Agreement signed in 1974.

The case was resolved February 7, 2002, outside of court with an agreement between the Cree Nation and the Quebec government. The Agreement encompassed the management of all natural resources. Most of the changes to the Forestry Code resulting from this Agreement are now known. However, their impact cannot be fully measured until the Ministry of Natural Resources, Parks and Wildlife approves or modifies the five-year forest management plans submitted in December 2003 by Nexfor and the other harvest licence holders. The Agreement will affect the timber allocations and harvesting costs for Fraser Papers' operations in Quebec.

Outlook for 2004

US demand for printing and writing papers is forecast to grow in 2004 as an improved economy takes hold. GDP growth, forecast at 4%, will correlate with improved business profits, which in turn should increase spending on print advertising. Direct mail advertising will get a boost from legislation enacted by the Federal Communications Commission that restricts telemarketing and from the postal service assurances of no rate increases through 2006.

Imports from Europe and Asia will continue but should become less of a factor due to a weaker US dollar, and improving overseas demand.

Price increase projections for 2004 are guarded. Groundwood grades appear to be better positioned for price increases than uncoated freesheet. Inventories will be tightly managed and downtime taken if required.

The outlook for Fraser Papers' technical specialty paper grades is encouraging. The key products (packaging, thermal and super-calendered release) are well positioned for growth as a direct result of high-quality, strong customer relations and the qualification of certain grades with new customers.

Pulp markets similarly remain weak with supply/demand imbalance most prevalent in hardwood pulp. Any pulp pricing improvement is currently being driven by Asian buying and the weaker US dollar, not underlying demand. For sustainable pulp price increases, markets will need some recovery in paper demand.

Lumber markets will continue to be affected by the softwood trade dispute and oversupply. Despite various proposals over the past two years, the framework for a negotiated settlement remains elusive. Resolution of the dispute in 2004 could act as a significant positive catalyst for the lumber sector.

Definitions

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization. As there is no generally accepted method of calculating EBITDA, the measures as calculated by Fraser Papers may not be comparable to similarly titled measures reported by other companies. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

EBITDA margin (%) is EBITDA as a percentage of net sales.

Operating earnings is earnings before interest and taxes.

ROCE (return on capital employed) is EBITDA divided by capital employed.

Net debt is long-term debt including the current portion and bank advances less cash.

Free cash flow is defined as cash provided by operating activities including the net change in non-cash working capital balances less total capital investments (additions to property, plant and equipment).

Capital employed is the sum of property, plant and equipment, operating working capital (accounts receivable plus inventory less accounts payable) and other assets.

Net debt/total capitalization is net debt divided by capital employed.

EBITDA

	Quarter Ended		Year Ended December 31		
	March 27, 2004	March 29, 2003	2003	2002	2001
	($ millions)				
Earnings	$(14)	$(7)	$(92)	$(14)	$(23)
Add: Interest expense	3	3	11	9	12
Less: Interest income	—	—	(1)	—	(1)
Add: Fees on sale of accounts receivable	1	1	6	5	5
Add: Income tax	(1)	1	(1)	(2)	5
Add: Depreciation	11	13	49	48	49
EBITDA	—	11	(28)	46	47
Restructuring charge	—	—	26	—	—
EBITDA excluding restructuring charge	—	11	$ (2)	$ 46	$ 47

Operating Earnings

	Quarter Ended		Year Ended December 31		
	March 27, 2004	March 29, 2003	2003	2002	2001
	($ millions)				
Earnings	(14)	(7)	$(92)	$(14)	$(23)
Add: Interest expense	3	3	11	9	12
Less: Interest income	—	—	(1)	—	(1)
Add: Fees on sale of accounts receivable	1	1	6	5	5
Add: Income tax	(1)	1	(1)	(2)	5
Operating earnings	(11)	(2)	(77)	(2)	(2)
Restructuring charge	—	—	26	—	—
Operating earnings excluding restructuring charge	(11)	(2)	$(51)	$ (2)	$ (2)

Capital Employed

	Quarter Ended March 27, 2004	Year Ended December 31 2003	2002
	($ millions)		
Property, plant and equipment	$519	$528	$563
Accounts receivable	57	64	59
Inventory	141	115	110
Accounts payable and accrued liabilities	(124)	(125)	(115)
Other assets	25	29	15
Capital employed	$618	$611	$632

Net Debt

	Quarter Ended March 27, 2004	Year Ended December 31 2003	2002
	($ millions)		
Long-term debt	$1	$ 1	$ 1
Current portion of long-term debt	—	—	—
Bank advances	4	—	—
Cash	(1)	(16)	(3)
Net debt	$4	$(15)	$(2)

Free Cash Flow

	Quarter Ended		Year Ended December 31		
	March 27, 2004	March 29, 2003	2003	2002	2001
	($ millions)				
Cash provided by operating activities	$(15)	$(6)	$(59)	$52	$61
Capital investments	(1)	(3)	(17)	(28)	(35)
Free cash flow	$(16)	$(9)	$(76)	$24	$26

Principal Shareholder

To the knowledge of the directors and officers of Fraser Papers, the only person who will beneficially own, directly or indirectly, or exercise control or direction over securities of Fraser Papers carrying more than 10% of the voting rights attaching to all outstanding voting securities of Fraser Papers after giving effect to the Arrangement is Brascan Corporation or its wholly-owned affiliates which, as at May 3, 2004 owned beneficially and was the registered holder of 63,804,885 Nexfor Common Shares, representing approximately 43% of the total number of outstanding Nexfor Common Shares, and 1,801,000 Nexfor Preferred Shares. Brascan Corporation's 63,804,885 Nexfor Common Shares will result in Brascan Corporation owning 12,760,971 Fraser Papers Common Shares or approximately 43% of the total number of outstanding Fraser Papers shares pursuant to the Plan of Arrangement. Brascan Corporation will not receive any additional shares of Fraser Papers or other consideration as a result of holding Nexfor Preferred Shares.

Directors and Officers

Directors

The directors of Fraser Papers are set out below and each one has been a director since its inception. They hold office until the first annual meeting of shareholders or until their successors are elected or approved. Fraser Papers' Board does not have an executive committee. Members of the Board's committees are noted.

Name and Municipality of Residence	Principal Occupation
JACK L. COCKWELL (2) Toronto, Ontario	Group Chairman, Brascan Corporation since February 2002; President and Chief Executive Officer of Brascan prior thereto.
ROBERT J. HARDING (4)(5) Toronto, Ontario	Chairman of Brascan Corporation.
J. BRUCE FLATT (2) Toronto, Ontario	President and Chief Executive Officer of Brascan Corporation since February 2002; President and Chief Executive Officer of Brookfield Properties Inc. (real estate) prior thereto.
ALDÉA LANDRY (1)(3)(4) Moncton, New Brunswick	President, LANDAL Inc. (consultancy)

Name and Municipality of Residence	Principal Occupation
PAUL E. GAGNÉ (1)(2)(5) .... Senneville, Quebec	Company Director and Consultant
DOMINIC GAMMIERO .... Toronto, Ontario	President and Chief Executive Officer of Nexfor Inc. since 1999; Chief Operating Officer of Nexfor prior thereto.
DIAN COHEN (1)(4)(5) .... Hatley, Quebec	President of DC Productions Limited (economic communications and management consulting)
MARGOT NORTHEY (1)(2)(3) .... North Saanich, British Columbia	Company Director since 2002; Dean, Queen's University School of Business prior thereto.
SAM POLLOCK (3)(5) .... Toronto, Ontario	Managing Partner, Brascan Financial Corporation

(1) Member of Audit Committee

(2) Member of Human Resources Committee

(3) Member of Environment, Health and Safety Committee

(4) Member of Corporate Governance Committee

(5) Member of Pension Committee

Brascan Corporation owns approximately 43% of the outstanding common shares of Nexfor and will be a ''significant shareholder'' of Fraser Papers within the meaning of the Toronto Stock Exchange Corporate Governance Guidelines. The Board considers that 4 of the unrelated directors (50%) do not have any interest in, or relationship with, the significant shareholder or any of its affiliates and thus the Board considers that its membership will fairly reflect the investment of the minority shareholders in Fraser Papers.

Officers

Name and Municipality of Residence	Office with Company	Previous occupation
DOMINIC GAMMIERO .... Toronto, Ontario	President and Chief Executive Officer	President and Chief Executive Officer of Nexfor Inc. 1999 — 2004; Chief Operating Officer of Nexfor Inc. prior thereto.
BERT MARTIN .... Stamford, Connecticut	Chief Operating Officer	President of Fraser Papers Inc.
GLEN MCMILLAN .... Toronto, Ontario	Chief Administrative Officer	Vice President, Controller and Corporate Secretary of Nexfor Inc. 1999 — 2004; Assistant Controller of Nexfor Inc. prior thereto.
PIERRE MCNEIL .... Toronto, Ontario	Senior Vice President, Human Resources	Site director (Cowie), Nexfor Ltd. from 2002 to 2004; Vice President, Industrial Panels at Norbord Industries prior thereto.
BEN VAUGHAN .... Toronto, Ontario	Senior Vice President, Finance & Corporate Development	Vice-President, Merchant Banking, Brascan Financial Corporation 2002 — 2004; Chief Financial Officer, CyberSight, 2001; Chief Financial Officer, CANOE (media) in 2000; and Controller, CANOE prior thereto.

Executive Compensation

The following table, presented in accordance with the regulations to the *Securities Act* (Ontario), sets forth all compensation paid or payable from Nexfor or its affiliates in respect of each of the executive officers named (collectively, the "Named Executive Officers") for services rendered during the financial years ended December 31, 2003, 2002, and 2001.

Summary Compensation Table

		Annual Compensation			Long Term Compensation Awards	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation (6)	Securities Under Options/SARs Granted	All Other Compensation
		($)	($)	($)	(#)	($)
D. Gammiero (1)	2003	CAD $425,000	CAD $439,450	CAD $ 931	711,875	CAD $125,000
President and Chief Executive Officer	2002	CAD $425,000	CAD $153,000	CAD $1,232	250,000	—
	2001	CAD $422,917	CAD $168,428	CAD $1,531	250,000	—
B. Martin (2)	2003	$299,167	—	—	—	$ 79,845
Chief Operating Officer	2002	$289,167	$ 66,600	—	78,000	$ 18,267
	2001	$278,333	$ 63,350	—	80,000	$ 17,505
G. McMillan (3)	2003	CAD $174,167	CAD $ 93,960	—	—	CAD $ 25,000
Chief Administrative Officer	2002	CAD $154,167	CAD $ 28,700	—	21,000	—
	2001	CAD $144,167	CAD $ 25,756	—	21,000	—
P. McNeil (4)	2003	£ 86,911	£ 28,175	£1,148	7,000	£ 16,655
SVP Human Resources	2002	£ 85,000	£ 24,126	£1,254	7,500	£ 13,473
	2001	£ 69,443	£ 17,663	£ 224	7,500	£ 4,029
B. Vaughan (5)	2003	—	—	—	—	—
SVP Finance & Corporate Development	2002	—	—	—	—	—
	2001	—	—	—	—	—

(1) Mr. Gammiero was appointed President and Chief Executive Officer of Fraser Papers Inc. on April 21, 2004, prior thereto he was President and Chief Executive Officer of Nexfor Inc. "All Other Compensation" represents cash received in lieu of an additional 100,000 Nexfor stock options.

(2) Mr. Martin was appointed Chief Operating Officer of Fraser Papers on April 21, 2004, prior thereto he was Executive Vice President, Paper of Nexfor Inc. since June 2003. "All Other Compensation" includes $61,238 received in lieu of 75,000 Nexfor stock options and matching contributions by the Corporation to Mr. Martin's 401(k) savings plan.

(3) Mr. McMillan was appointed Chief Administrative Officer of Fraser Papers on April 21, 2004, prior thereto he was Vice-President, Controller and Corporate Secretary of Nexfor Inc. "All Other Compensation" represents cash received in lieu of 20,000 Nexfor stock options.

(4) Mr. McNeil was appointed Senior Vice President Human Resources of Fraser Papers on April 21, 2004, prior thereto he was Site Director, at the Nexfor UK Cowie operation. "All Other Compensation" represents employer contributions to the Nexfor UK Defined Contribution Plan.

(5) Mr. Vaughan was appointed Senior Vice President Finance & Corporate Development of Fraser Papers on April 21, 2004.

(6) The value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of total annual salary and bonus. The amounts quoted in this column represent the dollar value of imputed interest benefits relating to housing loans.

The following table sets forth individual grants of stock options under the Nexfor Stock Option Plan during the financial year ended December 31, 2003 to the Named Executive Officers:

Option Grants During the Financial Year Ended December 31, 2003

Name	Securities Under Options Granted	% of Total Options Granted to Employees in 2003	Exercise or Base Price (CAD $/Share)	Market Value of Shares Underlying Options at Date of Grant (CAD $/Share)	Expiration Date
Mr. Gammiero	150,000	14%	$8.25	$8.25	Jan. 30, 2013
	561,875	52%	$7.73	$7.73	Apr. 23, 2013
Mr. Martin	—	—	—	—	—
Mr. McMillan	—	—	—	—	—
Mr. McNeil	7,000	1%	$8.25	$8.25	Jan. 30, 2013
Mr. Vaughan	—	—	—	—	—

All options were granted under the Nexfor Stock Option Plan and entitle each Named Executive Officer to purchase Nexfor Common Shares. The exercise price is the market price of the Common Shares on the date of the grant. Mr. McNeil's options are subject to vesting at the annual rate of 20% beginning on the first anniversary from the date of grant. As to Mr. Gammiero's options expiring on January 30, 2013, for a 12-month period following each exercise of these options, he must hold Nexfor Common Shares with a value equivalent to the after-tax gain realized through the exercise of the options.

The following table sets forth details of each exercise of Nexfor Stock Options during the financial year ended December 31, 2003 by the Named Executive Officers and the financial year-end value of unexercised Nexfor Stock Options on an aggregate basis:

Aggregate Option Exercises During the Financial Year Ended December 31, 2003 And Financial Year-End Option Values

Name	Shares Acquired on Exercise	Aggregate Value Realized (1)	Unexercised Options at FY-End		Value of Unexercised In-The-Money Options at FY-End (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	(CAD $)	(#)	(#)	(CAD $)	(CAD $)
Mr. Gammiero	415,000	1,292,130	123,000	1,189,875	286,560	3,723,710
Mr. Martin	135,400	364,886	—	135,600	—	442,464
Mr. McMillan	27,800	33,128	13,200	40,500	55,528	124,992
Mr. McNeil	—	—	23,400	21,600	73,993	66,847
Mr. Vaughan	—	—	—	—	—	—

(1) Determined on basis of market value at date of exercise.

(2) The closing price of Nexfor Inc. Common Shares on the Toronto Stock Exchange on December 31, 2003 was CAD $10.85.

Pension Arrangements

Mr. Gammiero and Mr. McMillan participate in the Retirement Annuity Plan for Canadian salaried employees of Nexfor Inc. Mr. McNeil participates in the Defined Contribution Plan sponsored by Nexfor UK. Messrs. Gammiero, McMillan and McNeil will cease to participate in their current pension plans December 31, 2004. Messrs. Gammiero, McMillan, McNeil and Vaughan will become participants in a Defined Contribution Plan to be established for Canadian salaried employees of Fraser Papers effective January 1, 2005.

The pension arrangements for Mr. Martin provide for a benefit based on participation in the Fraser Papers Inc. Pension Equity Plan, the Fraser Papers Inc. Supplemental Executive Retirement Plan and the Nexfor Inc. Fraser Operations Salaried Pension Plan. At age 65 Mr. Martin will have attained 44 years of credited service under these plans. The estimated annual pension benefit payable under these plans to Mr. Martin at normal retirement age (65) is $188,993.

Stock Option Plan

The board of directors of Fraser Papers has conditionally adopted a stock option plan as a means of motivating management to maximize the long-term value of Fraser Paper's assets. The terms of the Fraser Papers Stock Option Plan are the same as the terms of the Norbord Stock Option Plan, except that the maximum number of Fraser Papers Common Shares issuable under the Plan is 2,750,000. A copy of the Norbord stock option plan is set out as Exhibit N to this Circular. Confirmation of the Fraser Papers Stock Option Plan is part of the Stock Option Plans Resolution, which must be passed by a majority of the votes cast thereon by the Nexfor Common Shareholders at the annual and special meeting.

Dividend Policy

The amounts and timing of dividend payments on the Fraser Papers Common Shares will be determined from time to time by the board of directors of Fraser Papers in its discretion having regard to prevailing economic conditions, the financial condition of Fraser Papers and its cash requirements.

Risk Factors

The principal risks to Fraser Papers' business include those that would be generally expected of an internationally-diverse, capital-intensive manufacturing and distribution business. They include:

Adverse Industry Operating Conditions and Cyclical Nature of Business

Fraser Papers' financial performance is principally dependent on the selling prices of its products. The markets for most of Fraser Papers' products are highly cyclical and are characterized by periods of supply and demand imbalance during which its product prices have tended to fluctuate significantly. In addition, since some of Fraser Papers' products are used for construction, seasonal and annual weather changes can affect demand and sales volume. These imbalances, which may affect different segments of Fraser Papers' business at different times, are influenced by numerous factors that are beyond Fraser Papers' control and include: changes in global and regional capacity for a particular product or group of products; changes in the end-use of those products or the increased use of substitute products; and the overall level of economic activity in the regions in which Fraser Papers conducts business. Fraser Papers and its competitors have been negatively affected in the past by declines in product pricing and have periodically taken market-related production downtime.

Competition

The forest products industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Fraser Papers' principal market is in the United States where it competes with North American and, in some instances, foreign producers. Certain competitors may have lower-cost facilities than Fraser Papers. Fraser Papers' ability to compete in these and other markets is dependent on a variety of factors such as manufacturing costs, continued free access to markets (see ''Softwood Lumber Dispute'' below), customer service, product quality, and currency exchange rates.

Currency Exposures

Fraser Papers measures transactions and reports its financial results in US dollars. A portion of the Company's product prices and manufacturing costs are influenced by relative currency values (particularly the Canadian dollar). Significant fluctuations in relative currency values could negatively affect the cost competitiveness of its facilities, the value of its foreign investments, the results of its operations and its financial position. Fraser Papers' policy is to hedge all significant balance sheet exposures as well as a portion of its net foreign currency denominated cash flows.

Timber Resources

A significant portion of Fraser Papers' timber requirements in Canada are met through timber supply and forest management agreements and sustainable forest licences (''Crown Arrangements'') with Canadian provincial Governmental Authorities. These Crown Arrangements, among other things, require the payment of stumpage fees for timber harvested and compliance with specified rehabilitation and silvicultural management practices, cover periods ranging from 20 to 25 years and are renewed or extended every five years. These Crown Arrangements could be revoked or cancelled for non-performance. The Crown Arrangements also contain terms and conditions, which could, under limited circumstances, result in a reduction of annual allowable timber that may be harvested by Fraser Papers

without any compensation. Canadian aboriginal groups have made claims in respect of land governed by Governmental Authorities, which could affect a portion of these Crown Arrangements. Any settlements in respect of these claims could increase the cost to harvest timber on such land and could lower the volume of timber available to Fraser Papers. See ''Management's Discussion and Analysis — Risks and Uncertainties — Aboriginal Land Claims''.

Fraser Papers also purchases timber, chips and other wood residues as well as recycled materials on the open market in competition with other users of such wood resources.

Softwood Lumber Dispute

As a result of the Softwood Lumber Agreement entered into between the governments of Canada and the United States effective April 1996, softwood lumber producers in Québec, Ontario, British Columbia and Alberta were subject to a fee on any softwood lumber shipped to the United States in excess of 14.7 billion board feet per annum. This Agreement expired on March 31, 2001. On April 2, 2001, a coalition of United States lumber producers (the ''US Coalition'') brought countervailing duty and anti dumping proceedings against Canadian produced softwood lumber. Preliminary findings by the United States government resulted in the imposition of a preliminary Anti Dumping Duty (''ADD'') of 12.58% against Canadian lumber exports to the United States, and a preliminary Countervailing Duty (''CVD'') of 19.31% against manufacturers located in British Columbia, Alberta, Ontario and Québec. On May 16, 2002, the United States government confirmed a final CVD of 18.8% and a final ADD of 8.4% for shipments to the United States after May 22, 2002. Duties accrued prior to May 22, 2002 would not be payable and were reversed to income in 2002. Fraser Papers' New Brunswick sawmills are subject to the ADD only while the sawmills in Maine are not subject to any duties.

Attempts to negotiate a settlement to the current trade dispute are ongoing. To-date, the outcome of these proposals and their impact on the duties is unknown.

Canada is challenging the duties with the World Trade Organization and under the North America Free Trade Agreement is challenging various aspects of the rulings and duties. It is anticipated that Canada will drop the charges under these tribunals if a negotiated settlement is reached.

Environmental Matters

Fraser Papers' businesses are subject to a wide range of general and industry-specific environmental laws and regulations, particularly with respect to air emissions, wastewater discharges, solid waste management and site remediation. Fraser Papers believes all of its facilities are in substantial compliance with all regulations governing air emissions, wastewater discharges, waste management and landfill sites.

Auditors, Transfer Agent and Registrar

The auditors of Fraser Papers are Ernst & Young LLP, Toronto, Ontario. The transfer agent and registrar for the Fraser Paper Common Shares is CIBC Mellon Trust Company at its principal offices located in Toronto, Ontario.

Glossary of Terms for Fraser Papers

Chemical pulp: pulp produced from wood chips using chemical processes to break the bonds between the wood fibres

Coated paper: paper coated with clay and treated to impart a smooth glossy surface

Cogeneration: generation of power in an industrial power plant to produce both steam and electricity for in-plant use, as well as electricity for sale to outside utility companies

Deinked pulp: pulp made by processing recycled paper to remove ink and other contaminants

Dimension lumber: wood that is milled into standard sizes for construction uses

fmb: foot-board measure (board foot) — one square foot of lumber one inch thick

Freehold land: land that is wholly owned by Fraser

Groundwood paper: paper with mechanical pulp as its major component which differs from newsprint in brightness, surface characteristics and end uses

Hectare: 2.471 acres

Kraft or sulphate pulp: chemical pulp produced by an alkaline cooking process using sodium sulphate

Market pulp: pulp sold on the open market between non-affiliated companies

Mechanical pulp: pulp produced from roundwood or wood chips by mechanically breaking the bonds between wood fibres

m^3: cubic metre of 35.315 cubic feet

Mfbm (MMfbm): thousand (million) feet board measure

Paperboard: a thick paper used to produce rigid boxes and a variety of packaging applications

Release Paper: paper designed to be easily removed from sticky surfaces, such as the backing paper for labels

Roundwood: Wood fibre in log form

Silviculture: the science of forest management

Sludge: waste material produced through the removal of unwanted sold material such as ink from waste paper in the deinking process

Sulphite Pulp: chemical pulp produced by an acid cooking process using magnesium or calcium bisulphate

Thermal Base Paper: paper coated with a heat-sensitive material changes colour when heat is applied in a thermal printer

Tonne: metric ton 1000 kilograms or 2,204 pounds

Wood pulp: wood fibres produced from solid wood or wood chips for use in the production of paper, paperboard and other products

Uncoated Freesheet or fine paper: paper with bleached chemical pulp as its major component

INTEREST OF MANAGEMENT AND OTHERS IN TRANSACTION

Except as otherwise disclosed in this Circular, no director or officer of Nexfor, no person who beneficially owns, directly or indirectly, more than 10% of the Nexfor Common Shares and no associate or affiliate of the foregoing persons has any material interest in any transaction within the past three years or any proposed transaction which has materially affected or could materially affect Norbord or Fraser Papers or any of their respective subsidiaries.

None of such persons described above are entitled to receive any consideration pursuant to this Arrangement other than their pro-rata entitlements as Nexfor Shareholders as described in this Circular.

LEGAL MATTERS

McCarthy Tétrault LLP, Canadian legal counsel to Nexfor, has advised Nexfor with respect to certain legal matters disclosed in this Circular. As at May 3, 2004, the partners and associates of McCarthy Tétrault LLP collectively owned beneficially, directly or indirectly, less than 1% of the Nexfor Common Shares and Nexfor Preferred Shares.

DIRECTORS' APPROVAL

The contents and the sending of this Circular have been approved by the directors of Nexfor.

GLEN MCMILLAN
Toronto, Ontario
May 3, 2004

AUDITOR'S CONSENT

We have read the Circular of Nexfor Inc. (the ''Company'') dated May 3, 2004 relating to the distribution of common shares of Fraser Papers Inc. to the holders of common shares of the Company. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the inclusion in the above-mentioned Circular of our report to the Directors of Nexfor Inc. on the combined balance sheets of Fraser Papers Division of Nexfor Inc. as at December 31, 2003 and 2002 and the combined statements of operations and Nexfor's net investment and cash flows for each of the years in the three year period ended December 31, 2003. Our report thereon is dated April 16, 2004.

We also consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of Nexfor Inc. on the consolidated balance sheets of the Company as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. Our report thereon is dated January 20, 2004.

Ernst & Young LLP
Chartered Accountants

Toronto, Canada
May 3, 2004

EXHIBIT A

ARRANGEMENT RESOLUTION

RESOLVED as a special resolution that:

1. The arrangement (the ''Arrangement'') under section 192 of the *Canada Business Corporations Act* substantially as set out in the Plan of Arrangement attached as Appendix A to the Arrangement Agreement which is Exhibit E to the management proxy circular of Nexfor Inc. (the ''Corporation'') dated May 3, 2004 (the ''Circular'') is authorized and approved.
2. The Arrangement Agreement made as of April 22, 2004 between the Corporation, Fraser Papers Inc. (Canada), Fraser Papers Inc. (US) and 4229401 Canada Inc. which is Exhibit E to the Circular is confirmed, ratified and approved.
3. Notwithstanding that this resolution has been passed by the shareholders and optionholders of the Corporation or that the Arrangement has been approved by the Ontario Superior Court of Justice, the board of directors of the Corporation may amend the Arrangement Agreement or decide not to proceed with the Arrangement or revoke this resolution at any time prior to the issue of a certificate giving effect to the Arrangement without further approval of the shareholders or optionholders of the Corporation.
4. Each officer of the Corporation is authorized, for and on behalf of the Corporation, to execute and deliver articles of arrangement and all other documents and to take such other actions as the officer determines to be necessary or desirable to give effect to this resolution, such determination to be conclusively evidenced by the execution and delivery of any such document or the taking of any such action.

EXHIBIT B

STOCK OPTION PLANS RESOLUTION

RESOLVED as an ordinary resolution that:

1. The increase in the maximum number of Common Shares issuable under the Nexfor Stock Option Plan by 142,525 Common Shares is approved.
2. The key employee stock option plan adopted for Norbord Inc., as described in the management proxy circular of Nexfor Inc. dated May 3, 2004, is confirmed, ratified and approved.
3. The key employee stock option plan adopted for Fraser Papers Inc., as described in the management proxy circular of Nexfor Inc. dated May 3, 2004, is confirmed, ratified and approved.
4. Each officer of Nexfor/Norbord and Fraser Papers is authorized, for and on behalf of the corporation of which he or she is an officer, to execute and deliver such documents and to take such other actions as the officer determines to be necessary or desirable to give effect to this resolution, such determination to be conclusively evidenced by the execution and delivery of any such document or the taking of any such action.

EXHIBIT C

INTERIM ORDER

Court File No. 04-CL-5405

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

THE HONOURABLE	)	**TUESDAY, THE 11TH**
	)	
MR. JUSTICE CUMMING	)	**DAY OF MAY, 2004**

IN THE MATTER OF AN APPLICATION BY NEXFOR INC. relating to a proposed arrangement involving Nexfor Inc., a corporation governed by the *Canada Business Corporations Act,* Fraser Papers Inc., a corporation governed by the *Canada Corporations Act,* Fraser Papers Inc., a corporation governed by the laws of the State of Delaware, and 4229401 Canada Inc., a corporation governed by the *Canada Business Corporations Act.*

APPLICATION UNDER section 192 of the *Canada Business Corporations Act,* R.S.C. 1985, c. C-44, as amended (the ''CBCA'') and Rules 14.05 (2) and 14.05 (3) (f) of the Rules of Civil Procedure.

AMENDED INTERIM ORDER

THIS MOTION, made by the Applicant, Nexfor Inc. (''Nexfor'') for an Interim Order for advice and directions under subsection 192(4) of the *Canada Business Corporations Act,* R.S.C. 1985, c. C-44, as amended (the ''CBCA'') in connection with an arrangement under section 192 of the CBCA was heard this day at Toronto, Ontario.

ON READING the Notice of Application, the Notice of Motion, the Affidavit of Glen McMillan, sworn April 28, 2004, and the exhibits attached to the affidavit (collectively the ''Affidavit''), and on hearing submissions of counsel for Nexfor, the Director under the CBCA having been served but not appearing.

Definitions

1. **THIS COURT ORDERS** that, as used in this Order, unless otherwise defined, terms beginning with capital letters shall have the respective meanings set out in the draft management proxy circular of Nexfor (the ''Circular''), attached as Exhibit ''1'' to the Affidavit.

Meeting

2. **THIS COURT ORDERS** that Nexfor is authorized and directed to call, hold and conduct an annual and special meeting (the ''Meeting'') of (a) registered holders of common shares of Nexfor (''Nexfor Common Shares''), (b) the holders of options exercisable for, convertible into or exchangeable for Nexfor Common Shares, (''Nexfor Options'') and (c) registered holders of Nexfor Class A preferred shares series 1 (''Nexfor Preferred Shares'') (such holders of Nexfor Common Shares, Nexfor Options and Nexfor Preferred Shares are collectively referred to as ''Nexfor Securityholders'') to be held on June 22, 2004 (the ''Meeting Date'') at 10:30 a.m., (Toronto time) at the Design Exchange, 234 Bay Street, Toronto, Ontario or such other later date and time as such Meeting may be adjourned or postponed to in accordance with this Order, for, among other things, the Nexfor Securityholders to consider and, if deemed advisable, pass with or without variation, a special resolution (the ''Arrangement Resolution''), which is attached as Exhibit A to the Circular, approving an arrangement (the ''Arrangement'') substantially as contemplated in the Plan of Arrangement attached as Exhibit E to the Circular (the ''Plan of Arrangement'').

3. **THIS COURT ORDERS** that the Meeting shall be called, held and conducted in accordance with the provisions of the CBCA, any applicable securities laws, rules and regulations, the notice of annual and special meeting of Nexfor Securityholders which is included in the Circular (the ''Notice''), and the articles and by-laws of Nexfor, subject to what may be provided hereafter and subject to any further order of this Court and the rulings and directions of the Chair of the Meeting.

Amendments

4. **THIS COURT ORDERS** that Nexfor is authorized to make, in the manner contemplated by the Plan of Arrangement, such amendments, revisions or supplements to the Arrangement as it may determine without any additional notice to Nexfor Securityholders and the Arrangement as so amended, revised or supplemented shall be the Arrangement to be submitted to the Meeting and the subject of the Arrangement Resolution. THIS COURT ORDERS that after the Meeting, and subject to the approval of this Honourable Court, Nexfor is authorized to make, in the manner contemplated by the Plan of Arrangement, such amendments, revisions or supplements to the Arrangement as it may determine without any additional notice to Nexfor Securityholders.

Adjournments and Postponements

5. **THIS COURT ORDERS** that notwithstanding the provisions of the CBCA and the by-laws of Nexfor, the Board of Directors of Nexfor by resolution shall be entitled to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Nexfor Securityholders, or any of them, respecting the adjournment or postponement.

6. **THIS COURT ORDERS** that notice of any such adjournment shall be given by press release, newspaper advertisement, or by notice sent to the Nexfor Securityholders by one of the methods specified in subparagraph 8 or 10 below of this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of Nexfor.

Voting Record Date for Notice

7. **THIS COURT ORDERS** that the record date (the "Voting Record Date") for determining Nexfor Securityholders entitled to receive the Notice, the Circular, and the forms of proxy for use by Nexfor Securityholders and for determining Nexfor Securityholders entitled to vote at the Meeting shall be 5:00 p.m. (EST) on May 3, 2004, as previously approved by the Board of Directors of Nexfor and published by Nexfor.

Notice of Meeting

8. **THIS COURT ORDERS THAT** the Notice and Circular (the "Meeting Materials"), with such amendments or additional documents as counsel for Nexfor may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order, shall be sent to:

(a) Nexfor Securityholders determined as at the Voting Record Date, at least 21 days prior to the date of the Meeting by one or more of the following methods:

   (i) by mailing the Meeting Materials, by first class mail, addressed to the Nexfor Securityholder, at his, her or its address as it appears on the applicable security registers of Nexfor as at the Voting Record Date or in the case of Nexfor Options, in the applicable agreement or instrument evidencing that security;

   (ii) in the case of non-registered holders of Nexfor Common Shares in accordance with the procedures set out in National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer, by providing multiple copies of the Meeting Materials to intermediaries and registered nominees;

   (iii) by delivery, in person or by recognized courier service, to the addresses specified in clause 9(a)(i) above; or

   (iv) by electronic transmission of the materials, or of notice of the availability of the materials on-line for review, to any Nexfor Security holder who consents or has consented to receiving electronic transmission of such notice, in lieu of printed shareholder related materials, by enrolling in Nexfor's Electronic Delivery Program as described in Exhibit "4" attached to the Affidavit, or who identifies himself, herself or itself to the satisfaction of Nexfor and its transfer agent, CIBC Mellon Trust Company, acting through its representatives, who requests such electronic transmission and, if required by Nexfor, is prepared to pay the charges for such electronic transmission;

(b) the directors and auditors of Nexfor by mailing the Meeting Materials by first class mail or by personal service and,

(c) The Toronto Stock Exchange Inc. (the "TSX") and applicable Canadian securities commissions and regulators by electronically filing the Meeting Materials via the System for Electronic Document Analysis and Retrieval;

and that compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

9. **THIS COURT ORDERS** that accidental failure of or omission by Nexfor to give notice to any one or more Nexfor Securityholders, or any failure or omission to give such notice as a result of events beyond the reasonable control of Nexfor (including without limitation any inability to use postal services) shall not constitute a breach of the Interim Order or a defect in the calling of the Meeting, but if any such failure or omission is brought to the attention of Nexfor, then Nexfor shall use reasonable efforts to rectify the failure or omission by the method and in the time most reasonably practicable in the circumstances.

10. **THIS COURT ORDERS** that in the event of an interruption in or cessation of postal services due to strike or otherwise, communication of the Meeting may be made by publication in the following newspapers:

(a) The Globe and Mail, National Edition; and

(b) Le Devoir.

provided that in such case Nexfor also post such materials on its website.

Deemed Receipt of Notice

11. **THIS COURT ORDERS** that the Meeting Materials shall be deemed for the purposes of this Order to have been received,

(a) in the case of mailing three (3) days after delivery thereof to the post office;

(b) in the case of delivery in person, upon receipt thereof at the intended recipient's address or, in the case of delivery by courier, one (1) Business Day after receipt by the courier;

(c) in the case of facsimile transmission or electronic filing, or posting to a website upon the transmission thereof; and

(d) in the case of notice in a newspaper, as specified in paragraph 11 above, upon the date of publication of such notice.

Updating Meeting Materials

12. **THIS COURT ORDERS** that notice of any amendments, updates or supplements to any of the information provided in the Meeting Materials may be communicated to Nexfor Securityholders by press release, newspaper advertisement or by notice sent to the Nexfor Securityholders by any of the means set forth in paragraphs 8, or 10 above, as determined to be the most appropriate method of communication by the Board of Directors of Nexfor.

Permitted Attendees

13. **THIS COURT ORDERS** that the only persons entitled to attend the Meeting shall be those entitled to attend under the by-laws of Nexfor, and:

(a) Nexfor Securityholders or their duly appointed respective proxies;

(b) Nexfor's directors, officers, auditors and advisors; and

(c) other persons with the permission of the Chair of the Meeting;

and that the only persons entitled to vote at the Meeting, subject to paragraph 2 above, shall be the Nexfor Securityholders as at the Voting Record Date, or their respective proxies.

14. **THIS COURT ORDERS** that the accidental omission to give notice of the Meeting, or the non-receipt of such notice, shall not invalidate any resolution passed or proceedings taken at the Meeting.

Solicitation of Proxies

15. **THIS COURT ORDERS** that Nexfor is authorized to use the forms of proxy in substantially the form attached to the Circular subject to Nexfor's ability to insert dates and other relevant information in the final forms of proxy, and that the use of proxies at the Meeting shall be as set out in the Circular.

16. **THIS COURT ORDERS** that Nexfor is authorized, at its expense, to solicit proxies directly through its officers, directors and employees, and through such agents or representatives as Nexfor may retain for that purpose and by mail, telephone or such other form of personal or electronic communication as Nexfor may determine.

17. **THIS COURT ORDERS** that Nexfor may in its discretion waive generally the time limits for the deposit of proxies by Nexfor Securityholders, if Nexfor deems it advisable to do so.

Quorum and Voting

18. **THIS COURT ORDERS** that the votes taken at the Meeting shall be taken on the basis of one (1) vote per Nexfor Common Share held on the Voting Record Date (subject to paragraph 8 above), and in the case of holders of Nexfor Options, on the basis of one (1) vote for each Nexfor Common Share the holder thereof was entitled to receive upon the valid exercise, conversion or exchange of such Nexfor Option on the Voting Record Date (subject to paragraph 8 above) (irrespective, for this purpose, of whether such Nexfor Option has or has not vested or otherwise in the normal course become exercisable at such date), and in the case of holders of Nexfor Preferred Shares on the basis of one (1) vote per Nexfor Preferred Share held on the Voting Record Date, and that subject to any further order of this Court, the Arrangement Resolution shall require, for passage as a resolution approving the Arrangement,

(i) approval by the affirmative vote of at least two-thirds of the votes cast by the Nexfor Common Shareholders and Nexfor Optionholders, voting together as a single class, present in person or by proxy and entitled to vote at the Meeting (excluding spoiled, illegible and/or defective votes and abstentions); and

(ii) approval by the affirmative vote of at least two-thirds of the votes cast by the Nexfor Preferred Shareholders, present in person or by proxy entitled to vote at the Meeting.

19. **THIS COURT ORDERS** that a quorum at the Meeting will be constituted, for the purposes of considering and voting on the Arrangement Resolution, by at least 20 % of the Nexfor Securityholders present in person or represented by proxy and entitled to vote at such Meeting, provided that, if no quorum is present within 30 minutes of the appointed meeting time, the Meeting shall stand adjourned to be reconvened on a day which is not more than thirty (30) days later, as determined by the Chair of the Meeting, in the Chair's sole discretion, and at such reconvened meeting, those persons present in person or by proxy and entitled to vote at such meeting will constitute a quorum for the reconvened meeting. Such vote(s) shall be sufficient to authorize Nexfor to do all such acts and things as may be necessary or desirable to give effect to the Arrangement on a basis consistent with what is provided for in the Circular and no further approval of any of the Nexfor Securityholders shall be required.

Scrutineers

20. **THIS COURT ORDERS** that the scrutineers for the Meeting shall be ADP Investor Communications (acting through its representatives for that purpose). The duties of the scrutineers shall extend to:

(a) invigilating and reporting to the Chair on the deposit and validity of proxies;

(b) reporting to the Chair on the quorum of the Meeting;

(c) reporting to the Chair on the polls taken or ballots cast, if any, at the Meeting; and

(d) providing to Nexfor and to the Chair written reports on matters related to their duties.

Dissent Rights

21. **THIS COURT ORDERS** that all registered holders of Nexfor Common Shares, Nexfor Options and Nexfor Preferred Shares shall be entitled to exercise dissent rights in respect of the Arrangement Resolution in accordance with section 190 of the CBCA and to seek fair value (within the meaning of that term in the CBCA) for their Nexfor Common Shares, Nexfor Options and Nexfor Preferred Shares provided that, notwithstanding the provisions of section 190 of the CBCA, they give written objection to the Plan of Arrangement (a ''Dissent Notice'') at or before the Meeting by delivery of such Dissent Notice to the Corporate Secretary for Nexfor at its registered office located at Suite 500, One Toronto Street, Toronto, Ontario M5C 2W2 or lodging such Dissent Notice with the Chairman of the Meeting no later that the commencement of the Meeting and that they otherwise strictly comply with the requirements of section 190 of the CBCA.

22. **THIS COURT ORDERS** that registered Nexfor Common Shareholders, Nexfor Optionholders and Nexfor Preferred Shareholders who duly exercise such dissent rights and who:

(a) are ultimately determined to be entitled to be paid fair value for their Nexfor Common Shares, Nexfor Options or Nexfor Preferred Shares shall be deemed to have transferred such Nexfor Common Shares, Nexfor Options or Nexfor Preferred Shares to Nexfor immediately prior to the Effective Time and immediately thereafter such Nexfor Common Shares, Nexfor Options or Nexfor Preferred Shares shall be deemed to have been cancelled and cease to be outstanding, all immediately prior to the Effective Time, as defined in the Arrangement Agreement; or

(b) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Nexfor Common Shares, Nexfor Options or Nexfor Preferred Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Nexfor Common Shares, Nexfor Options or Nexfor Preferred Shares.

Service and Notice of Sanction Hearing

23. **THIS COURT ORDERS** that Nexfor shall include in the Meeting Materials, when sent in accordance with paragraph 8 or accessible in accordance with paragraph 10 of this Interim Order, a copy of the Notice of Application herein and the Interim Order (collectively, the ''Court Materials''), and such Court Materials shall be deemed to have been received at the times specified in accordance with paragraph 11 of this Interim Order, whether such persons reside within Ontario or within another jurisdiction.

24. **THIS COURT ORDERS** that the persons entitled to appear at any hearing to sanction and approve the Arrangement, and to appear and to be heard thereon, shall be only:

(a) Nexfor;

(b) the Director under the CBCA; and

(c) persons who have served and filed a Notice of Appearance in accordance with the *Rules of Civil Procedure*.

25. **THIS COURT ORDERS** that the sending or accessibility of the Meeting Materials in the manner contemplated by paragraphs 8, and/or 10, where applicable, shall constitute good and sufficient service of the Court Materials upon all who may wish to appear in this proceeding and no other form of service need be effected and no other material need be served on such persons in respect of these proceedings unless a Notice of Appearance is served in accordance with the Rules of Civil Procedure on Nexfor's solicitors no less than five (5) days before the hearing of this Application.

Sanction Hearing

26. **THIS COURT ORDERS** that, upon the approval of the Nexfor Securityholders of the Arrangement, in the manner set forth in this Interim Order, Nexfor may apply to this Court for an Order approving the Arrangement (the ''Final Order'') and that the hearing for approval of the Arrangement will be on June 28, 2004 at the Commercial Court, 393 University Ave at 10:00, or as soon thereafter as the Application can be heard, and that no other form of service of the Application materials need be made, subject only to further order or direction of this Court.

Precedence

27. **THIS COURT ORDERS** that to the extent of any inconsistency or discrepancy with respect to the matters provided for in this Interim Order, between this Interim Order and the provisions of the CBCA, or the articles or by-laws of Nexfor or the terms of any instrument creating or governing Nexfor Common Shares, Nexfor Preferred Shares or Nexfor Options, this Interim Order shall govern.

Extra-Territorial Assistance

28. **THIS COURT** seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

Variance

29. **THIS COURT ORDERS** that Nexfor shall be entitled, at any time, to apply to this Court to vary this Interim Order.

May 11/04 (signed) ''Peter A. Cumming, J.''

EXHIBIT D

NOTICE OF APPLICATION

Court File No. 04-CL-5405

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

IN THE MATTER OF AN APPLICATION BY NEXFOR INC. relating to a proposed arrangement involving Nexfor Inc., a corporation governed by the *Canada Business Corporations Act*, Fraser Papers Inc., a corporation governed by the *Canada Corporations Act*, Fraser Papers Inc., a corporation governed by the laws of the State of Delaware, and 4229401 Canada Inc., a corporation governed by the *Canada Business Corporations Act.*

APPLICATION UNDER section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended (the ''CBCA'') and Rules 14.05$^{(2)}$ and 14.05$^{(3)(f)}$ of the *Rules of Civil Procedure*.

NOTICE OF APPLICATION

TO: THE RESPONDENTS

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant, **NEXFOR INC.** The claim made by the Applicant appears on the following page.

THIS APPLICATION will come on for a hearing on April 30, 2004, at 393 University Avenue, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least 2 days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date: April 23, 2004

Issued by: (signed) ''JD'' (Joe Doria)

Local Registrar
Address of court office:
393 University Avenue, 10th Floor
Toronto ON M5G 2M2

TO:	**Fraser Papers Inc. — USA** Fraser Papers Inc. 70 Seaview Avenue Stamford, Connecticut 06902
AND TO:	**Fraser Papers Inc. — Canada** 1 Toronto Street Suite 500 Toronto, Ontario M5C 2W4
AND TO:	**4229401 Canada Inc.** 1 Toronto Street Suite 500 Toronto, Ontario M5C 2W4
AND TO:	**The Director under the** **Canada Business Corporations Act** **(Corporations Canada)** 9th Floor, Jean Edmonds Towers South 365 Laurier Avenue West Ottawa ON K1A OC8
	Richard G. Shaw Director General Tel: (613) 941-2837 (b) Fax: (613) 941-5783
	Jean Turner Manager Arrangements and Exemptions Tel: (613) 941-5754 Fax: (613) 941-5783

APPLICATION

1. Nexfor Inc. (''Nexfor'') makes application for:

   (a) an interim order (the ''Interim Order'') for advice and directions under subsection 192 (4) of the *Canada Business Corporations Act,* R.S.C. 1985, c. C-44, as amended (''CBCA''); and

   (b) a final order (the ''Final Order'') under section 192 of the CBCA approving the plan of arrangement (the ''Arrangement'') proposed under the terms of an Arrangement Agreement dated April 22, 2004 (the ''Arrangement Agreement''), between Nexfor, Fraser Papers Inc., a corporation governed by the CBCA, Fraser Papers Inc., a corporation governed by the laws of the State of Delaware, and 4229401 Canada Inc., a corporation governed by the CBCA.

2. The Grounds for the Application are:

   (a) Nexfor is a corporation incorporated under the provisions of the CBCA;

   (b) the Arrangement is an ''arrangement'' within the meaning of section 192 of the CBCA;

   (c) in these circumstances, Nexfor may apply to the court for an order approving the Arrangement under section 192 of the CBCA;

   (d) the Arrangement will benefit, is in the best interests of, and is fair and reasonable to the securityholders of Nexfor;

   (e) a copy of the Notice of Application and Interim Order, once issued, will be sent to all securityholders of Nexfor, in accordance with the Interim Order contemplated herein;

   (f) all statutory and other pre-conditions to the approval of the Arrangement will have been satisfied prior to the hearing of the application;

   (g) section 192 of the CBCA;

   (h) Rules 14.05 (2), 14.05 (3) (f), 16.08 and 17.02 and 38 of the *Rules of Civil Procedure.*

3. The following documentary evidence will be used at the hearing of the application:

   (a) the Affidavit of Glen McMillan, and Exhibits referred thereto, to be sworn; and

   (b) such further and other evidence as this Honourable Court may permit.

4. Nexfor relies on Rules 17.02(n) and 17.02(0) of the *Rules of Civil Procedure* with respect to the service of this Notice of Application outside of Ontario. All Nexfor Common Shareholders, Nexfor Optionholders and Nexfor Preferred Shareholders voting on the approval of the Arrangement are proper parties to this Application and some of these shareholders reside in Ontario.

April 23, 2004

McCarthy Tétrault LLP
Suite 4700 Toronto Dominion Bank Tower
Toronto-Dominion Centre
Toronto, ON M5K 1E6

Harry Underwood- Law Society No. LSUC#: 20806C
Tel. (416) 601-7911
Gina E. Papageorgiou- Law Society No. 32408R
Tel. (416) 601-7781
Fax (416) 868-0673
Solicitors for the Applicant, Nexfor Inc.

EXHIBIT E

ARRANGEMENT AGREEMENT AND PLAN OF ARRANGEMENT

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of April 22, 2004

BETWEEN

NEXFOR INC., a corporation governed by the *Canada Business Corporations Act* (''Nexfor'' and, after the Effective Time, ''Norbord'')

\- and -

FRASER PAPERS INC., a corporation governed by the *Canada Business Corporations Act* (''FP (CAD)''),

\- and -

FRASER PAPERS INC., a corporation governed by the laws of the State Delaware (''FP (US)''),

\- and -

4229401 CANADA INC., a corporation governed by the *Canada Business Corporations Act* (''Fraser Papers'').

WHEREAS Nexfor holds, directly or indirectly, interests in the panels, paper and timber businesses;

AND WHEREAS FP (US), a subsidiary of Nexfor, holds Nexfor's interests in the paper and timber businesses in the United States and FP (CAD), a subsidiary of Nexfor, operates Nexfor's interests in the paper and timber businesses in Canada;

AND WHEREAS Nexfor wishes to distribute its interests in the paper and timber businesses to the Nexfor Common Shareholders;

AND WHEREAS Fraser Papers has been incorporated in order to acquire Nexfor's interests in the paper and timber businesses and for its shares to be distributed to the Nexfor Common Shareholders under the Arrangement;

NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1 — INTERPRETATION

1.01 Definitions

In this Agreement, other than Appendix A:

''**Affiliate**'' in respect of any person means any person that, directly or through one or more intermediaries, controls or is controlled by or is under common control with such person and, for the purpose of this definition, ''control'' means, in the case of a corporation, the ownership of shares carrying at least a majority of the votes in respect of the election of the directors of the corporation and, in any other case, the *de jure* control of the person. When used in relation to a Business, ''Affiliate'' means, for periods both before and after the Effective Date, Affiliates as determined after giving effect to the Arrangement, other than with respect to FP (US) which is engaged in the Fraser Papers Business before but not after the Effective Time.

''**Agreement**'' means this arrangement agreement, including its recitals and Appendix A, as amended from time to time.

''**Applicable Law**'' means (i) any applicable domestic or foreign law including any statute, subordinate legislation or treaty and (ii) any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law.

''**Arrangement**'' means the proposed arrangement under the provisions of section 192 of the CBCA on the terms set forth in the Plan of Arrangement.

''**Articles of Arrangement**'' means the articles of arrangement in respect of the Arrangement to be sent to the Director under the CBCA.

''**Business Day**'' means a day other than a Saturday, Sunday or statutory holiday in Ontario.

''**CBCA**'' means the *Canada Business Corporations Act.*

''**CCRA**'' means the Canada Customs and Revenue Agency.

''**Circular**'' means the management proxy circular to be sent to the Nexfor Shareholders in connection with the Meeting.

''**Claim**'' means any act, omission or state of facts, or any demand, action, suit, proceeding, claim, assessment, judgment, settlement or other compromise relating thereto, that may give rise to a right of indemnification under Article 6.

''**Common Shares**'' means the voting, equity shares of a corporation that are designated in the articles of a corporation as common shares.

''**Court**'' means the Ontario Superior Court of Justice.

''**Direct Claim**'' means any Claim by an Indemnified Person against an Indemnifier.

''**Dissenting Shareholder**'' means a Nexfor Shareholder who exercises its dissent rights described in Article 3 of the Plan of Arrangement.

''**Effective Date**'' means the effective date of the Arrangement, being the date shown on the certificate of arrangement to be issued by the Director under the CBCA giving effect to the Arrangement.

''**Effective Time**'' means the earliest moment on the Effective Date.

''**Encumbrances**'' means mortgages, charges, pledges, liens, hypothecs, security interests, encumbrances, adverse claims and rights of third parties to acquire or restrict the use of property.

''**Fraser Papers Business**'' means the manufacturing, sales, marketing and distribution of papers, pulp, lumber and timber and the management of timberlands carried on by FP (CAD), FP (US) and their Affiliates and includes all the assets and liabilities pertaining thereto or otherwise held by any of them immediately prior to the Effective Time.

''**Final Order**'' means the order of the Court approving the Arrangement.

''**Governmental Authority**'' means any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.

''**Indemnified Person**'' means each person entitled to indemnification under Article 6.

''**Indemnifier**'' means any Party who is obligated to provide indemnification under Article 6.

''**Indemnity Payment**'' means any amount required to be paid by an Indemnifier pursuant to Article 6.

''**Interim Order**'' means the interim order to be issued by the Court on April 30, 2004 in connection with the Arrangement.

''**Loss**'' means any loss, liability, damage, cost, expense, charge, fine, penalty or assessment of whatever nature or kind, including Taxes, the reasonable out-of-pocket costs and expenses of any action, suit, proceeding, demand, assessment, judgment, settlement or compromise relating thereto, fines and penalties and reasonable legal fees (on a solicitor and its own client basis) and expenses incurred in connection therewith, excluding loss of profits and consequential damages.

''**Material Adverse Effect**'' means, in respect of any corporation, any change, event or occurrence that has, or would have, a material and adverse effect upon the business, assets, liabilities, capitalization, financial condition or results of operations of that corporation including its Affiliates considered as a whole after giving effect to the Arrangement.

''**material fact**'' has the meaning attributed thereto in the *Securities Act* (Ontario).

''**Meeting**'' means the annual and special meeting of Nexfor Shareholders to be held on June 22, 2004, and any adjournment or postponement thereof.

''**misrepresentation**'' means an untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of circumstances in which it was made.

''**Nexfor Common Shareholders**'' means the holders of Nexfor Common Shares.

''**Nexfor Common Shares**'' means the outstanding Common Shares of Nexfor.

''**Nexfor Optionholders**'' means the holders of Nexfor Stock Options.

''**Nexfor Preferred Shareholders**'' means the holders of Nexfor Preferred Shares.

''**Nexfor Preferred Shares**'' means the outstanding Class A Preferred Shares, Series 1 of Nexfor.

''**Nexfor Shareholders**'' means, collectively, the Nexfor Common Shareholders, Nexfor Optionholders and the Nexfor Preferred Shareholders.

''**Nexfor Stock Option**'' means an outstanding option to acquire Nexfor Common Shares granted by Nexfor pursuant to the Nexfor Stock Option Plan.

''**Norbord Business**'' means the manufacturing, sales, marketing and distribution of panelboard and related products used primarily in the construction of new buildings or the renovation and repair of existing structures carried on by Norbord Industries Inc. and its Affiliates and includes all the assets and liabilities pertaining thereto or otherwise held by any of them immediately prior to the Effective Time.

''**Party**'' means a party to this Agreement.

''**Plan of Arrangement**'' means the plan of arrangement set out as Appendix A, as amended from time to time.

''**Pre-Arrangement Transactions**'' means the transactions referred to under the headings ''Preliminary Transactions'' and ''Pre-butterfly Transactions'' in the Ruling Application dated April 8, 2004 to the CCRA, including any amendments made thereto.

''**Prime Rate**'' means the floating rate of interest established from time to time by Royal Bank of Canada (the ''Bank'') (and reported to the Bank of Canada) as the reference rate of interest the Bank will use to determine rates of interest payable by its borrowers on Canadian dollar commercial loans made by the Bank to such borrowers in Canada and designated by the Bank as its ''prime rate''.

''**Provincial Revenue Authorities**'' means the applicable department or other division of the provincial or territorial Government in each province or territory of Canada in which Nexfor has applied for an advance tax ruling in respect of the Arrangement that is charged with the responsibility for the administration of provincial or territorial taxation statutes.

''**Regulatory Fees**'' means fees paid or payable to any Governmental Authority to make filings or applications or obtain rulings, orders or listings necessary or desirable in connection with the Arrangement.

''**Representatives**'' means, collectively, the directors, officers, employees and agents of a Party at any time and their respective heirs, executors, administrators and other legal representatives.

''**Rulings Applications**'' means all the letter or email submissions made to the CCRA or any Provincial Revenue Authority concerning the subject matter hereof prior to the date of this Agreement, and all such letter or email submissions made on or after the date hereof and prior to the Effective Date provided that any such letter or email submission has been made available to each applicable Party and such Party has had an opportunity to correct any factual inaccuracies in a timely manner.

''**Specified Corporation**'' has the meaning assigned by subsection 55(1) of the Tax Act.

''**Stock Option Plans**'' means, collectively, the Stock Option Plan adopted by Nexfor (referred to as the Replacement Stock Option Plan in the Plan of Arrangement) and the Stock Option Plan adopted by Fraser Papers.

''**Tax Act**'' means the *Income Tax Act* (Canada).

"**Taxes**" includes all applicable present and future income taxes, capital taxes, stamp taxes, charges to tax, withholdings, sales and use taxes, value added taxes and goods and services taxes and all penalties, interest and other payments on or in respect thereof.

"**Tax Gross-Up**" means, with respect to any particular Indemnity Payment, such additional amount as is necessary to place the Indemnified Person in the same after-tax position as it would have been in had such Indemnity Payment been received tax-free. The Tax Gross-Up amount will be calculated by using the applicable combined federal and provincial/territorial income tax rate and/or the foreign tax rate applicable to the Indemnified Person and, except as provided in Section 6.09, without regard to any losses, credits, refunds or deductions that the Indemnified Person may have that could affect the amount of tax payable on any such Indemnity Payment.

"**Tax Rulings**" means the advance income tax rulings and opinions anticipated to be received from the CCRA in May or June, 2004 and any amendments thereto to be received from the CCRA in form and substance satisfactory to Nexfor acting reasonably, confirming the Canadian federal income tax consequences of certain aspects of the Arrangement, and related transactions including: any comfort letters anticipated to be received from the Department of Finance in May or June, 2004 and any amendments thereto, all in form and substance satisfactory to Nexfor, acting reasonably; any advance income tax rulings and opinions anticipated to be received from Provincial Revenue Authorities in May or June, 2004 and any amendments thereto to be received from Provincial Revenue Authorities in form and substance satisfactory to Nexfor, acting reasonably; any opinion anticipated to be received by Nexfor or any of the other Parties from Canadian or U.S. tax counsel in lieu of or in addition to a Canadian or provincial/territorial or U.S. federal advance income tax ruling or private letter ruling; and any material facts and assumptions upon which such Tax Rulings are made.

"**Third Party Claims**" means any claim asserted against an Indemnified Person that is paid or payable to or claimed by any person who is not a Party.

"**Transaction Costs**" means all reasonable out-of-pocket costs and expenses relating to the Arrangement and the transactions contemplated in this Agreement, including accounting and legal fees and expenses, costs relating to the preparation, printing and distribution of the Circular and the calling and holding of and solicitation of proxies for the Meeting, any payments made to Dissenting Shareholders and the costs of obtaining the Tax Rulings, but specifically excludes costs, expenses and payment obligations incurred in connection with an obligation to indemnify in Article 6.

1.02 **Appendix**

Appendix A — Plan of Arrangement is attached to this Agreement and forms part hereof.

1.03 **Construction**

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a) the division of this Agreement into Articles and Sections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b) the words "hereunder", "hereof" and similar expressions refer to this Agreement and not to any particular Article or Section and references to "Articles" and "Sections" and "Appendix" are to Articles and Sections of and the Appendix to this Agreement;

(c) words importing the singular include the plural and *vice versa*, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures, Governmental Authorities and other entities;

(d) the word "including" means "including without limiting the generality of the foregoing";

(e) a reference to any statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation made thereunder;

(f) if any date on which any action is required to be taken under this Agreement is not a Business Day, such action will be required to be taken on the next succeeding Business Day; and

(g) a reference to the knowledge of a Party means the knowledge of the officers of such Party.

ARTICLE 2 — THE ARRANGEMENT

2.01 Arrangement

As soon as reasonably practicable, the Parties will:

(a) apply to the Court pursuant to subsection 192(3) of the CBCA for an order approving the Arrangement and, in connection with such application, each of the Parties will, subject to obtaining the approvals as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order; and

(b) subject to the satisfaction or waiver of the conditions set forth in Article 5, deliver to the Director under the CBCA Articles of Arrangement and such other documents as may be required to give effect to the Arrangement.

2.02 Effective Date and Effective Time

The Arrangement will become effective on the Effective Date and the steps to be carried out pursuant to the Plan of Arrangement will become effective commencing at the Effective Time immediately after one another in the order set out therein or as otherwise specified in the Plan of Arrangement.

ARTICLE 3 — REPRESENTATIONS AND WARRANTIES

3.01 Mutual Representations and Warranties

Each Party represents and warrants to and in favour of each other Party that:

(a) it is duly incorporated or amalgamated and is validly existing under the laws of its governing jurisdiction and has the corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(b) except as previously disclosed in the Circular or in writing to the other Parties, the execution and delivery of this Agreement by it and the completion by it of the transactions contemplated herein and in the Rulings Applications do not and will not:

(i) result in the breach of, or violate any term or provision of, its articles or by-laws;

(ii) conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which it is a party or by which it is bound, or to which any assets of such Party is subject, or result in the creation of any Encumbrance upon any of its assets under any such agreement or instrument, or give to others any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority, which in any case would have a Material Adverse Effect on it; or

(iii) violate any provision of any Applicable Law or any judicial or administrative award, judgment, order or decree applicable and known to it, the breach of which would have a Material Adverse Effect on it;

(c) except as previously disclosed in the Circular or in writing to the other Parties and, to such Party's knowledge, there are no actions, proceedings or investigations commenced, contemplated or threatened against or affecting it, at law or in equity, by any third party or before or by any Governmental Authority nor are there any existing facts or conditions that may reasonably be expected to form a proper basis for any action, suit, proceeding or investigation, that, in any case, would prevent or hinder the consummation of the transactions contemplated by this Agreement or the Rulings Applications;

(d) no dissolution, winding up, bankruptcy, liquidation or similar proceeding has been commenced or is pending or, to such Party's knowledge, is proposed in respect of it, except as contemplated by the Plan of Arrangement or the Rulings Applications; and

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated herein and in the Rulings Applications have been duly approved by its board of directors and this Agreement constitutes a valid and binding obligation of such Party enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and

to general principles of equity and limitations upon the enforcement of indemnification for fines or penalties imposed by law.

3.02 **Representations and Warranties of Nexfor**

Nexfor represents and warrants to and in favour of each other Party that:

(a) the authorized capital of Nexfor consists of an unlimited number of Nexfor Common Shares, an unlimited number of Class A Preferred Shares, including the Nexfor Preferred Shares, an unlimited number of Class B Preferred Shares, and an unlimited number of Non-Voting Participating Shares, of which, as of April 22, 2004, 149,088,664 Nexfor Common Shares and 2.4 million Nexfor Preferred Shares were outstanding;

(b) no person holds any securities convertible into Nexfor Common Shares or any other shares of Nexfor or has any agreement, warrant, option or any other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any unissued shares of Nexfor, other than:

(i) participants in the Nexfor Stock Option Plan, Dividend Reinvestment Plan or Deferred Stock Unit Plan for Non-Employee Directors, pursuant to the terms thereof;

(ii) the holders of Nexfor Stock Options; as of April 22, 2004 there were 3,733,555 Nexfor Stock Options outstanding under the Nexfor Stock Option Plan and 538,000 Options granted subject to shareholder approval; and

(iii) as contemplated by this Agreement or the Rulings Applications;

(c) Nexfor owns, directly or indirectly, all the outstanding Common Shares of FP (CAD) and FP (US) with good and marketable title thereto, free and clear of all Encumbrances;

(d) the facts and other information relating to Nexfor (excluding, for greater certainty, facts and other information relating to FP (CAD), FP (US) and the Fraser Papers Business) and the Norbord Business in the Rulings Applications, and all statements in reference to Nexfor and the Norbord Business made to the CCRA or the Provincial Revenue Authorities in the Rulings Applications are accurate in all material respects and, to its knowledge, there has been no omission by Nexfor to state a material fact or to provide other material information relating to Nexfor or the Norbord Business to the CCRA or the Provincial Revenue Authorities that would be relevant to the grant of any of the Tax Rulings; and

(e) the facts and other information relating to Nexfor (excluding, for greater certainty, facts and other information relating to FP (CAD), FP (US) and the Fraser Papers Business) and the Norbord Business contained in the Circular contain no misrepresentation.

3.03 **Representations and Warranties of FP (CAD)**

FP (CAD) represents and warrants to and in favour of each other Party that:

(a) the authorized capital of FP (CAD) consists of an unlimited number of Common Shares, of which 1,000 are outstanding;

(b) no person holds any securities convertible into Common Shares of FP (CAD) or any other shares of FP (CAD) or has any agreement, warrant, option or any other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any unissued shares of FP (CAD) except as contemplated by this Agreement or the Rulings Applications;

(c) the facts and other information relating to FP (CAD) and the Fraser Papers Business in Canada in the Rulings Applications and all statements in reference to FP (CAD), the Fraser Papers Business in Canada and (with respect to matters within FP (CAD)'s knowledge) Fraser Papers made to the CCRA or the Provincial Revenue Authorities in the Rulings Applications are accurate in all material respects and, to its knowledge, there has been no omission by FP (CAD) to state a material fact or to provide other material information relating to FP (CAD), the Fraser Papers Business in Canada or (with respect to matters within FP (CAD)'s knowledge) Fraser Papers to the CCRA or the Provincial Revenue Authorities that would be relevant to the grant of any of the Tax Rulings; and

(d) the facts and other information relating to FP (CAD), the Fraser Papers Business in Canada and (with respect to matters within FP (CAD)'s knowledge) Fraser Papers contained in the Circular contain no misrepresentation.

3.04 **Representations and Warranties of FP (US)**

FP (US) represents and warrants to and in favour of each other Party that:

(a) the authorized capital of FP (US) consists of 3,000 Common Shares, of which 1,030 are outstanding;

(b) no person holds any securities convertible into Common Shares of FP (US) or any other shares of FP (US) or has any agreement, warrant, option or any other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any unissued shares of FP (US) other than as contemplated by this Agreement or the Rulings Applications;

(c) the facts and other information relating to FP (US) and the Fraser Papers Business in the United States in the Rulings Applications and all statements in reference to FP (US), the Fraser Papers Business in the United States and (with respect to matters within FP (US)'s knowledge) Fraser Papers made to the CCRA or the Provincial Revenue Authorities in the Rulings Applications are accurate in all material respects and, to its knowledge, there has been no omission by FP (US) to state a material fact or to provide other material information relating to FP (US), the Fraser Papers Business in the United States or (with respect to matters within FP (US)'s knowledge) Fraser Papers to the CCRA or the Provincial Revenue Authorities that would be relevant to the grant of any of the Tax Rulings; and

(d) the facts and other information relating to FP (US), the Fraser Papers Business in the United States and (with respect to matters within FP (US)'s knowledge) Fraser Papers contained in the Circular contain no misrepresentation.

3.05 **Representations and Warranties of Fraser Papers**

Fraser Papers represents and warrants to and in favour of each other Party that:

(a) it is incorporated under the CBCA;

(b) the authorized capital of Fraser Papers consists of an unlimited number of Common Shares, an unlimited number of Convertible Shares, an unlimited number of Class A Preferred Shares, an unlimited number of Class B Preferred Shares, and an unlimited number of Non-Voting Participating Shares; and

(c) it has assets of $1, no liabilities and it has carried on no business or undertaken any activity other than relating to, and contemplated by, the Plan of Arrangement or the Rulings Applications.

3.06 **Survival of Representations and Warranties**

The representations and warranties in this Agreement will survive the Effective Date and continue in effect for the period specified in Section 7.03.

ARTICLE 4 — COVENANTS

4.01 **General Covenants**

Each of the Parties will:

(a) use all commercially reasonable efforts and do all things reasonably required of it to cause the Arrangement to become effective on or before December 31, 2004, or on such later date as Nexfor may determine;

(b) do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments as may reasonably be required to facilitate the carrying out of the intent and purpose of this Agreement;

(c) cooperate with and assist each other Party in dealing with transitional matters relating to or arising from the Pre-Arrangement Transactions, the Arrangement or this Agreement; and

(d) prior to the Effective Date, cooperate in amending the Rulings Applications, applying for such amendments to the Tax Rulings and making such amendments to this Agreement as may be necessary to obtain the Tax Rulings or to implement the Plan of Arrangement or as may be desired by Nexfor to enable it to carry out transactions deemed advantageous by it for the separation of its businesses.

4.02 **Covenants of Nexfor**

Nexfor will:

(a) not perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of any Pre-Arrangement Transaction or the Arrangement or the grant of the Tax Rulings or their effective application to the Arrangement, except as provided in Section 4.05(2);

(b) as soon as practicable, convene the Meeting;

(c) in a timely and expeditious manner:

  (i) carry out the terms of the Interim Order;

  (ii) file the Circular in all jurisdictions where the same is required to be filed and mail the same as ordered by the Interim Order and in accordance with all Applicable Laws, and solicit proxies to be voted at the Meeting in favour of the Arrangement and related matters; and

  (iii) conduct the Meeting in accordance with the Interim Order, the by-laws of Nexfor, as applicable, and as otherwise required by Applicable Laws;

(d) in a timely and expeditious manner, prepare (in consultation with the other Parties) and file any mutually agreed (or otherwise required by Applicable Laws) amendments or supplements to the Circular with respect to the Meeting and give notice of the same as required by the Interim Order in all jurisdictions where the same is required;

(e) subject to the approval of the Arrangement at the Meeting in accordance with the provisions of the Interim Order, forthwith proceed with and diligently prosecute an application for the Final Order;

(f) subject to the receipt of the Final Order and the satisfaction or waiver of the conditions precedent in favour of Nexfor set out in Article 5, file Articles of Arrangement and the Final Order with the Director under the CBCA in order for the Arrangement to become effective;

(g) assist and cooperate in the preparation and filing with all applicable securities commissions or similar securities regulatory authorities in Canada and the United States of all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the applicable securities laws of jurisdictions in Canada and the United States for the issue of Common Shares of Nexfor (i.e., Norbord) and Fraser Papers and other exemptions that are necessary or desirable in connection with the Pre-Arrangement Transactions and the Arrangement;

(h) perform the obligations required to be performed by Nexfor under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Pre-Arrangement Transactions and the Arrangement and any transactions necessary for the effectiveness of the Tax Rulings, including using all commercially reasonable efforts to obtain:

  (i) the approval of Nexfor Shareholders required for the implementation of the Arrangement;

  (ii) the approval of Nexfor Common Shareholders required for the confirmation of the Stock Option Plans;

  (iii) the approval of the listing of the Common Shares (and Convertible Shares and Non-Voting Shares) to be issued under the Arrangement on the Toronto Stock Exchange;

  (iv) such other consents, orders, rulings or approvals and assurances as its counsel may advise are necessary or desirable for the implementation of the Pre-Arrangement Transactions and the Arrangement, including those referred to in Section 5.01; and

  (v) satisfaction of the other conditions precedent referred to in Sections 5.01 and 5.02.

4.03 **Covenants of FP (CAD) and FP (US)**

Each of FP (CAD) and FP (US) will:

(a) not perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of any Pre-Arrangement Transaction or the Arrangement or the grant of the Tax Rulings or their effective application to the Arrangement, except as provided in Section 4.05(2); and

(b) perform the obligations required to be performed by it under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out

and give effect to the Pre-Arrangement Transactions and the Arrangement and any transactions necessary for the effectiveness of the Tax Rulings, including using all commercially reasonable efforts to obtain:

(i) the Final Order;

(ii) such other consents, rulings, orders, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Pre-Arrangement Transactions and the Arrangement, including those referred to in Section 5.01; and

(iii) satisfaction of the other conditions precedent referred to in Sections 5.01 and 5.02.

4.04 **Covenants of Fraser Papers**

Fraser Papers will:

(a) not perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of any Pre-Arrangement Transaction or the Arrangement or the grant of the Tax Rulings or their effective application to the Arrangement, except as provided in Section 4.05(2); and

(b) perform the obligations required to be performed by it under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Pre-Arrangement Transactions and the Arrangement and any transactions necessary for the effectiveness of the Tax Rulings, including using all commercially reasonable efforts to obtain:

(i) the Final Order;

(ii) the approval of the listing of its Common Shares (and Convertible Shares) on the Toronto Stock Exchange;

(iii) such other consents, rulings, orders, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Pre-Arrangement Transactions and the Arrangement, including those referred to in Section 5.01; and

(iv) satisfaction of the other conditions precedent referred to in Sections 5.01 and 5.02.

4.05 **Tax-Related Covenants**

(1) Each Party covenants that (i) neither it nor any successor thereto will engage in any transaction or permit any transaction within its control to occur that would cause Nexfor to cease to be a Specified Corporation on or prior to the Effective Date except as contemplated herein or in the Rulings Applications and (ii) it and any successor thereto will fulfil, and will cause any person controlled by it after the Effective Date to fulfil, all representations or undertakings provided by it to the CCRA or Provincial Revenue Authorities in connection with the Tax Rulings and contained in the Rulings Applications.

(2) Each Party covenants that it will not take any action, omit to take any action or enter into any transaction that could cause the Arrangement or any related transaction to be taxed in a manner inconsistent with that provided for in the Tax Rulings without obtaining a supplementary tax ruling or an opinion of a nationally recognized accounting firm or law firm that such actions, omissions or transactions will not have such effect in respect of the Tax Rulings or the obtaining thereof.

(3) Each Party will in a timely manner file its tax returns and section 85 elections pursuant to the Tax Act and make adjustments to its capital accounts in accordance with the terms of the Plan of Arrangement following the Effective Date.

(4) Each Party will cooperate in the preparation and filing, in the form and within the time limits prescribed in the Tax Act, of all elections under the Tax Act as contemplated in the Tax Rulings, the Plan of Arrangement and this Agreement (and any similar elections that may be required under applicable provincial, territorial or foreign legislation). Where an agreed amount is to be included in any such election, such amount will be within the range contemplated by the Tax Act (or applicable provincial, territorial or foreign legislation) and will be the amount contemplated by the Tax Rulings, the Plan of Arrangement and this Agreement, it being the intention of the Parties that each transfer will take place on an income tax-deferred basis.

4.06 **Costs and Expenses**

Nexfor will pay all Transaction Costs and Regulatory Fees.

4.07 **Stock Options**

Norbord will distribute stock options under its Stock Option Plan in conformity with the Plan of Arrangement and the Rulings Applications.

ARTICLE 5 — CONDITIONS

5.01 **Conditions Precedent**

The obligations of Nexfor to complete the transactions contemplated by this Agreement and to file Articles of Arrangement to give effect to the Arrangement are subject to satisfaction of the following conditions:

(a) the Arrangement, either without amendment or with amendments approved by the board of directors of Nexfor, will have been approved at the Meeting in accordance with the Interim Order;

(b) the Final Order will have been obtained in form and substance satisfactory to Nexfor;

(c) all material consents, orders, rulings, approvals and assurances, including regulatory and judicial approvals and orders, necessary or desirable for the completion of the Pre-Arrangement Transactions and the transactions provided for in this Agreement and the Tax Rulings will have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances, including exemption orders, rulings, no action letters and registrations pursuant to the securities legislation of the provinces of Canada and of the United States of America and the states thereof to permit the Common Shares of Norbord and Fraser Papers to be issued without a prospectus and without the participation of a registered dealer pursuant to the Arrangement or pursuant to the terms of options or other rights to purchase or exchange granted pursuant to the Arrangement and to be freely tradeable in each such jurisdiction promptly following the Effective Date and other exemptions that are necessary or desirable in connection with the Pre-Arrangement Transactions and the Arrangement;

(d) no action will have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of or relating to, the Pre-Arrangement Transaction or the Arrangement and there will not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement or the Rulings Applications and no cease trading or similar order with respect to any securities of any of the Parties will have been issued and remain outstanding;

(e) none of the consents, orders, rulings, approvals or assurances required for the implementation of the Pre-Arrangement Transaction or the Arrangement will contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by Nexfor, acting reasonably;

(f) no law, regulation or policy will have been proposed, enacted, promulgated or applied that interferes or is inconsistent with the completion of any Pre-Arrangement Transaction or the Arrangement or the grant of the Tax Rulings or their effective application to the Arrangement;

(g) the Tax Rulings, in form and substance satisfactory to Nexfor, will have been received and remain in full force and effect and all of the transactions referred to in the Tax Rulings as occurring on or prior to the Effective Date will have occurred and all conditions or terms of the Tax Rulings will have been satisfied;

(h) in the event that Dissenting Shareholders have exercised their dissent rights in respect of more than 0.5% of the outstanding Nexfor Common Shares or Nexfor Preferred Shares, Nexfor will have determined to proceed with the Arrangement;

(i) the Toronto Stock Exchange will have approved the listing of the Common Shares (and Convertible Shares and Non-Voting Shares) of Norbord and the Common Shares (and Convertible Shares) of Fraser Papers to be issued pursuant to the Arrangement, subject to compliance with the normal listing requirements of such exchange; and

(j) this Agreement will not have been terminated pursuant to the provisions of Article 7.

5.02 **Conditions to Obligations of Each Party**

The obligation of each Party to complete the transactions contemplated by this Agreement is further subject to the conditions (which may be waived by such Party without prejudice to its right to rely on any other condition in its

favour) that (i) the covenants of each other Party to be performed on or before the Effective Date pursuant to the terms of this Agreement will have been duly performed and (ii) except as set forth in this Agreement, the Plan of Arrangement or the Rulings Applications, the representations and warranties of each other Party will be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at, and as of, such time and each such Party will receive a certificate, dated immediately prior to the Effective Time, of the chief financial officer of each other Party confirming the matters in (i) and (ii). It is understood that the representation and warranty of a Party as to there being no misrepresentation in the Circular will not apply (i) to any facts and information added thereto after the date hereof unless such facts or information have been made available to the applicable Party and such Party has had an opportunity to correct any factual inaccuracies in a timely manner or (ii) to any facts and information arising after the date of the Circular that are beyond the control of a Party or are permitted by Section 4.02(h), 4.03(b) or 4.04(b), as applicable, and, in any case, are disclosed to the public.

5.03 **Merger of Conditions**

The conditions set out in Section 5.01, other than paragraph (g) thereof, and Section 5.02 will be conclusively deemed to have been satisfied, waived or released on the filing by Nexfor of Articles of Arrangement under the CBCA to give effect to the Plan of Arrangement.

ARTICLE 6 — INDEMNITIES

6.01 **Indemnity by Nexfor**

Nexfor will indemnify and hold harmless Fraser Papers and its Affiliates after the Effective Date and their respective Representatives against any Loss suffered or incurred by any such Indemnified Person resulting from:

(a) a breach of a representation or warranty herein or pursuant hereto by Nexfor as if made without any qualification as to the knowledge of Nexfor;

(b) a breach of a covenant herein or pursuant hereto by Nexfor; and

(c) any Claim relating to Nexfor (excluding, for greater certainty, FP (CAD), FP (US) before the Effective Date and the Fraser Papers Business) or the Norbord Business, whether arising prior to or after the Effective Time.

6.02 **Indemnity by Fraser Papers**

Fraser Papers will indemnify and hold harmless Nexfor and its Affiliates after the Effective Date and their respective Representatives against any Loss suffered or incurred by any such Indemnified Person resulting from:

(a) a breach of a representation or warranty herein or pursuant hereto by FP (CAD), FP (US) or Fraser Papers as if made without any qualification as to the knowledge of FP (CAD), FP (US) or Fraser Papers;

(b) a breach of a covenant herein or pursuant hereto by FP (CAD), FP (US) or Fraser Papers; and

(c) any Claim relating to FP (US) arising prior to the Effective Time and any Claim relating to FP (CAD) or Fraser Papers (excluding, for greater certainty, Nexfor and the Norbord Business) or the Fraser Papers Business, whether arising prior to or after the Effective Time.

6.03 **Trustee**

Each Party hereby appoints each other Party as the trustee for such other Party's Representatives of the covenants of such Party with respect to such persons herein and each other Party accepts such appointment.

6.04 **Notice of Third Party Claims**

(1) If an Indemnified Person receives notice of the commencement or assertion of any Third Party Claim, the Indemnified Person must notify the Indemnifier within a reasonable time thereafter, but in any event, no later than 30 days after receipt of such notice of such Third Party Claim. Such notice to the Indemnifier must describe the Third Party Claim in reasonable detail and indicate, to the extent reasonably practicable, the estimated amount of the Loss that has been or may be sustained by the Indemnified Person. The Indemnifier will then have a period of 30 days (the "Notice Period") within which to satisfy such Third Party Claim or, failing that, to give notice to the Indemnified Person that it intends to dispute such Third Party Claim and participate in or assume the defence thereof, which notice must be accompanied by reasonable particulars in writing of the basis of such dispute.

(2) If an Indemnified Person has reason to believe that a person may be investigating the possibility of asserting a Third Party Claim, it must notify the Indemnifier as soon as reasonably practicable and provide reasonable details of the circumstances thereof. The Indemnified Person and the Indemnifier will seek to cooperate with a view to satisfying the person who may assert the Third Party Claim that there is no reasonable basis therefor.

6.05 **Defence of Third Party Claims**

If an Indemnifier elects to assume the defence of any Third Party Claim, the Indemnifier must at all times act reasonably and in good faith in pursuing such defence, keep the Indemnified Persons fully informed as to the progress and status of such defence of the Third Party Claim and provide copies to the Indemnified Persons of all material documents, records and other materials relating to such defence of the Third Party Claim. The Indemnifier must provide the Indemnified Persons with drafts of documents that the Indemnifier proposes to send or file in advance of the sending of or filing of the same and the Indemnified Persons will have the reasonable opportunity to provide comments thereon to the Indemnifier; provided, however, that it will not result in any undue delay. The Indemnifier agrees to pay all of its own expenses of participating in or assuming such defence. The Indemnified Persons will cooperate in good faith in the defence of each Third Party Claim, even if the defence has been assumed by the Indemnifier, and may participate in such defence assisted by counsel of their choice and at their own expense, except in those circumstances in which the Indemnified Persons believe in good faith that there are material issues between the Indemnifier and the Indemnified Persons or there are defences available to the Indemnified Persons that are not available to the Indemnifier, in either of which cases the Indemnified Persons may participate in such defence assisted by counsel of their choice at the expense of the Indemnifier to the extent such expenses are reasonable. Neither the Indemnifier nor the Indemnified Persons will enter into any compromise or settlement of any Third Party Claim without obtaining the prior written consent of the other of them, such consent not to be unreasonably withheld or delayed. If the Indemnifier wishes to settle a Third Party Claim in an amount acceptable to the third party claimant, but the Indemnified Persons do not wish so to settle, the Indemnifier will be required to indemnify the Indemnified Persons only up to the lesser of the amount for which the Indemnifier would have settled the Third Party Claim and the amount which the Indemnified Persons were or will be required to pay such third party in connection with such Third Party Claim. If the Indemnified Persons have not received notice within the Notice Period that the Indemnifier has elected to assume the defence of a Third Party Claim or if the Indemnifier, having elected to assume the defence of any Third Party Claim, fails to take reasonable steps necessary to defend diligently such Third Party Claim within 30 days after receiving notice from the Indemnified Persons that the Indemnified Persons *bona fide* believe on reasonable grounds that the Indemnifier has failed to take such steps (with such grounds to be specified in reasonable detail), the Indemnified Persons may, at their option, elect to settle or compromise the Third Party Claim or assume such defence, assisted by counsel of their choosing, and the Indemnifier will be liable for all reasonable costs and expenses paid or incurred in connection therewith and any Loss suffered or incurred by the Indemnified Persons with respect to such Third Party Claim.

6.06 **Direct Claims**

Any Direct Claim must be asserted by providing notice to the Indemnifier within a reasonable time after the Indemnified Person becomes aware of such Direct Claim, but in any event not later than 60 days after the Indemnified Person becomes aware of such Direct Claim. The Indemnifier will then have a period of 30 days within which to satisfy such Direct Claim or, failing that, to give notice to the Indemnified Person that it intends to dispute such Direct Claim, which notice must be accompanied by reasonable particulars in writing of the basis of such dispute.

6.07 **Failure to Give Timely Notice**

The failure to give timely notice as provided in this Article 6 will not affect the rights or obligations of any Party except and only to the extent that, as a result of such failure, the Party that was entitled to receive such notice suffered damage or was otherwise prejudiced.

6.08 **Reduction in Subrogation**

If at any time subsequent to the making of any Indemnity Payment, the amount of the indemnified loss is reduced pursuant to any claim, recovery, settlement or payment by or against any other person (a "Recovery"), such that, taking the Recovery into account, the amount of the Indemnity Payment in respect of the Loss exceeds the amount of the Loss, the Indemnified Person must promptly repay to the Indemnifier the amount of the excess (the "Excess") (less any costs, expenses (including Taxes) or premiums incurred in connection therewith) together with interest (a) from the date of payment of the Indemnity Payment in respect of which the repayment is being made to but excluding the earlier

of the date of repayment of the Excess and the date that is 60 days after the Excess arises, but only to the extent that the Recovery giving rise to the Excess included interest, at the rate applied to the amount of the Recovery and (b) from and including the date that is 60 days after the Excess arises to but excluding the date of repayment of the Excess, at the Prime Rate. Notwithstanding the foregoing provisions of this Section, no payment must be made hereunder to the extent the Indemnified Person is entitled to an Indemnity Payment hereunder that remains unpaid. Upon making a full Indemnity Payment, the Indemnifier will, to the extent of such Indemnity Payment, be subrogated to all rights of the Indemnified Person against any third party in respect of the Loss to which the Indemnity Payment relates. Until the Indemnified Person recovers full payment of its Loss, any and all claims of the Indemnifier against such third party on account of such Indemnity Payment will be postponed and subordinated in right of payment to the Indemnified Person's rights against such third party.

6.09 **Tax Effect**

If any Indemnity Payment received by an Indemnified Person would constitute income for tax purposes to such Indemnified Person, the Indemnifier will pay a Tax Gross-Up to the Indemnified Person at the same time and on the same terms, as to interest and otherwise, as the Indemnity Payment. The amount of any Loss for which indemnification is provided will be adjusted to take into account any tax benefit realizable by the Indemnified Person or any of its Affiliates by reason of the Loss for which indemnification is so provided or the circumstances giving rise to such Loss. For purposes of this Section, any tax benefit will be taken into account at such time as it is received by the Indemnified Person or its Affiliate. Notwithstanding the foregoing provisions of this Section, if an Indemnity Payment would otherwise be included in the Indemnified Person's income, the Indemnified Person covenants and agrees to make all such elections and take such actions as are available, acting reasonably, to minimize or eliminate Taxes with respect to the Indemnity Payment.

6.10 **Payment and Interest**

All Losses (other than Taxes) will bear interest at a rate per annum, calculated and payable monthly, equal to the Prime Rate per annum from and including the date the Indemnified Person disbursed funds or suffered or incurred a Loss to but excluding the day of payment by the Indemnifier to the Indemnified Person, with interest on overdue interest at the same rate. All Losses that are Taxes will bear interest at a rate per annum, calculated and payable monthly, equal to the Prime Rate from and including the date the Indemnified Person paid such Taxes to but excluding the day of payment by the Indemnifier to the Indemnified Person of the Indemnity Payment in respect of such Taxes, with interest on overdue interest at the same rate.

6.11 **Judgment Currency**

(1) If for the purpose of obtaining or enforcing judgment against the Indemnifier in any court in any jurisdiction, it becomes necessary to convert into any other currency (the ''Judgment Currency'') an amount due in Canadian dollars under this Agreement, the conversion will be made at the rate of exchange prevailing on the Business Day immediately preceding:

(a) the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(b) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the ''Judgment Conversion Date'').

(2) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 6.11(1)(b), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Indemnifier must pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

ARTICLE 7 — AMENDMENT AND TERMINATION

7.01 Amendment

This Agreement may, at any time and from time to time before and after the holding of the Meeting but not later than the Effective Date, be amended by written agreement of the Parties without, subject to Applicable Law, further notice to or authorization on the part of the Nexfor Shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation contained herein or in any document to be delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the Parties; or

(d) make such alterations in this Agreement (including the Plan of Arrangement) as the Parties may consider necessary or desirable in connection with the Tax Rulings, the Interim Order or the Final Order.

7.02 Termination

This Agreement may, at any time before or after the holding of the Meeting but prior to the issue under the CBCA of a certificate of arrangement giving effect to the Arrangement, be terminated by Nexfor at any time without approval of the Nexfor Shareholders. This Agreement will terminate without any further action by the Parties if the Effective Date has not occurred on or before December 31, 2004 or such later date as Nexfor may determine.

7.03 Continuance

If this Agreement is not terminated pursuant to the provisions of Section 7.02, this Agreement will continue in effect for a period of six years after the Effective Date except that:

(a) any representation, warranty, covenant or indemnity relating to the Rulings Applications, the Tax Rulings or their effectiveness will continue indefinitely; and

(b) the provisions of Section 6.01(c) and 6.02(c) will continue indefinitely.

ARTICLE 8 — GENERAL

8.01 Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and delivered personally or by courier or by facsimile addressed to the recipient as follows:

To Nexfor:

Suite 500
1 Toronto Street
Toronto, Ontario
M5C 2W4

Attention: Chief Financial Officer
Fax No.: 416-643-8827

To FP (CAD), FP (US) or Fraser Papers:

Suite 600
1 Toronto Street
Toronto, Ontario
M5C 2W4

Attention: Chief Administrative Officer
Fax No.: 416-643-8859

or other such address that a Party may, from time to time, advise the other Parties hereto by notice in writing given in accordance with the foregoing. Date of receipt of any such notice will be deemed to be the date of actual delivery thereof or, if given by facsimile, on the day of transmittal thereof if given during the normal business hours of the recipient with written confirmation of receipt by fax and verbal confirmation of same and on the next Business Day, if not given during such hours.

8.02 **Time of Essence**

Time is of the essence of this Agreement.

8.03 **Further Assurances**

Each of the Parties will from time to time execute and deliver all such further documents and instruments and do all acts and things as any other Party may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

8.04 **Assignment**

No Party may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other Parties, provided that no such consent will be required for any Party to assign its rights and obligations under this Agreement and the Arrangement to a corporate successor to such Party or to a purchaser of all or substantially all of the assets of such Party.

8.05 **Binding Effect**

This Agreement will be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns and specific references to "successors" elsewhere in this Agreement will not be construed to be in derogation of the foregoing. Nothing in this Agreement, express or implied, is intended or will be construed to confer upon any person other than the Parties and their successors and permitted assigns any right, remedy or claim under or by reason of this Agreement.

8.06 **Waiver**

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting the same.

8.07 **Entire Agreement**

This Agreement together with the agreements and other documents herein or therein referred to constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect thereto.

8.08 **Governing Law**

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and will be treated in all respects as an Ontario contract.

8.09 **Counterparts**

This Agreement and any amendment or restatement thereof may be executed in one or more counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute the same instrument.

8.10 **Attornment**

For the purpose of all legal proceedings this Agreement will be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario will have non-exclusive jurisdiction to entertain any action arising under this Agreement. Each Party hereby attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario.

8.11 **Facsimiles**

Delivery of an executed signature page to this Agreement by any Party by facsimile will be as effective as delivery of a manually executed copy of the Agreement by such Party.

IN WITNESS WHEREOF the Parties have executed this Agreement.

NEXFOR INC.

By: (Signed) "Barrie Shineton"

Name: Barrie Shineton
Title: Executive Vice President, Wood Products

By: (Signed) "John Tremayne"

Name: John Tremayne
Title: Executive Vice President and Chief Financial Officer

FRASER PAPERS INC. (CAD)

By: (Signed) "Dominic Gammiero"

Name: Dominic Gammiero
Title: Chairman

By: (Signed) "Glen McMillan"

Name: Glen McMillan
Title: Director

FRASER PAPERS INC. (US)

By: (Signed) "Dominic Gammiero"

Name: Dominic Gammiero
Title: Chairman

By: (Signed) "Glen McMillan"

Name: Glen McMillan
Title: Director

4229401 CANADA INC.

By: (Signed) "Dominic Gammiero"

Name: Dominic Gammiero
Title: President and Chief Executive Officer

By: (Signed) "Glen McMillan"

Name: Glen McMillan
Title: Senior Vice President and Chief Administrative Officer

APPENDIX A

PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*

ARTICLE 1 — INTERPRETATION

1.01 **Definitions**

In this Plan of Arrangement, other than the Schedules:

"**Arrangement**" means the arrangement under the provisions of section 192 of the CBCA on the terms and conditions set forth in this Plan of Arrangement.

"**Arrangement Agreement**" means the arrangement agreement made as of April 22, 2004 between Nexfor, Fraser Papers Inc. (CAD), Fraser Papers Inc. (US) and Fraser Papers and any amendments made thereto.

"**Butterfly Proportion**" means the fraction A/B where A is the net fair market value of the assets to be transferred by Nexfor to Fraser Papers Subco pursuant to Section 2.01(1)(f) and B is the net fair market value of all property owned by Nexfor immediately before such transfer, determined in each case immediately before such transfer.

"**CBCA**" means the *Canada Business Corporations Act.*

"**Common Shares**" means the voting, equity shares of a corporation that are designated in the articles of the corporation as common shares.

"**Dissent Rights**" means the rights of a Nexfor Shareholder to dissent in respect of the Arrangement pursuant to the procedures set forth in section 190 of the CBCA, the Interim Order and Section 3.01.

"**Dissenting Shareholder**" means a Nexfor Shareholder who exercises its Dissent Rights.

"**Distribution Record Date**" means the fourth Trading Day on the TSX following the Effective Date or such other date as Nexfor may select.

"**DSUs**" means deferred share units credited to the account of a participant under the Deferred Stock Unit Plan for Non-Employee Directors of Nexfor.

"**Effective Date**" means the effective date of the Arrangement, being the date shown on the certificate of arrangement to be issued by the Director under the CBCA giving effect to the Arrangement.

"**Effective Time**" means the earliest moment on the Effective Date.

"**Encumbrances**" means mortgages, charges, pledges, liens, hypothecs, security interests, encumbrances, adverse claims and rights of third parties to acquire or restrict the use of property.

"**Fraser Papers**" means 4229401 Canada Inc., a corporation incorporated under the CBCA in order to facilitate the Arrangement, whose name is changed to Fraser Papers Inc. under Section 2.01(2)(e).

"**Fraser Papers Common Shares**" means the Common Shares that Fraser Papers is authorized to issue.

"**Fraser Papers Convertible Shares**" means the non-voting, convertible, equity shares that Fraser Papers is authorized to issue.

"**Fraser Papers Newco**" means 4229428 Canada Inc., a corporation incorporated under the CBCA in order to facilitate the Arrangement.

"**Fraser Papers Subco**" means 4229410 Canada Inc., a corporation incorporated under the CBCA as a wholly-owned subsidiary of Fraser Papers in order to facilitate the Arrangement.

"**Fraser Papers Subco Note**" has the meaning set out in Section 2.01(1)(h).

"**Listing Time**" means the time, after the Effective Time, when the Nexfor Convertible Shares and Nexfor Common Shares and the Fraser Papers Convertible Shares and Fraser Papers Common Shares are unconditionally listed on the TSX.

"**Nexfor**" means Nexfor Inc., a corporation governed by the CBCA, whose name is changed to Norbord Inc. ("**Norbord**") under Section 2.01(2)(b).

"**Nexfor Common Shares**" means the outstanding Common Shares of Nexfor.

''**Nexfor Common Shareholders**'' means the holders of Nexfor Common Shares, excluding any Dissenting Shareholders who held Nexfor Common Shares that are cancelled pursuant to Section 3.01(2)(a).

''**Nexfor Convertible Shares**'' means the voting, convertible, equity shares that Nexfor is authorized to issue under Section 2.01(1)(a).

''**Nexfor Non-Voting Shares**'' means the non-voting, equity shares that Nexfor is authorized to issue under Section 2.01(1)(a).

''**Nexfor Note**'' has the meaning set out in Section 2.01(1)(g).

''**Nexfor Optionholders**'' means the holders of Nexfor Stock Options.

''**Nexfor Preferred Shareholders**'' means the holders of Nexfor Preferred Shares.

''**Nexfor Preferred Shares**'' means the outstanding Class A Preferred Shares, Series 1 of Nexfor.

''**Nexfor Shareholders**'' means, collectively, Nexfor Common Shareholders, Nexfor Optionholders and Nexfor Preferred Shareholders.

''**Nexfor Stock Option**'' means an outstanding option to acquire a Nexfor Common Share granted by Nexfor pursuant to the Nexfor Stock Option Plan.

''**Nexfor Stock Option Plan**'' means the existing Nexfor Stock Option Plan.

''**Plan of Arrangement**'' means this plan of arrangement, including its Schedules, as it may be amended in accordance with the terms of the Arrangement Agreement.

''**PUC**'' means paid-up capital as defined in subsection 89(1) of the Tax Act.

''**Replacement Stock Option**'' means a stock option issued by Nexfor pursuant to the Replacement Stock Option Plan. The exercise price per share of a Replacement Stock Option issued pursuant to Section 2.01(1)(c) in exchange for a Nexfor Stock Option will be the amount (rounded up to the nearest whole cent) determined by applying the formula: $A = B - (C - D)$ where A is the exercise price of the Replacement Stock Option (subject to a minimum of $0.01 per share), B is the original exercise price per share of the Nexfor Stock Option, C is the Trading Price of a Nexfor Common Share before the Effective Date, and D is the Trading Price of a Common Share of Norbord after the Effective Date.

''**Replacement Stock Option Plan**'' means the stock option plan adopted by Nexfor to replace the Nexfor Stock Option Plan.

''**Tax Act**'' means the *Income Tax Act* (Canada).

''**Trading Day**'' means a day, other than a Saturday or a Sunday, when the TSX is open for trading.

''**Trading Price**'' means the weighted average trading price of the Nexfor (Norbord) Common Shares on the TSX for 10 Trading Days in relation to a specified date.

''**Transfer Agent**'' means CIBC Mellon Trust Company.

''**Transferred Multiple**'' means the following fraction: $\frac{A}{1-A}$ where A is the Transferred Proportion.

''**Transferred Proportion**'' means the amount determined (expressed as a fraction) by applying the formula: A x C/B where A is the Butterfly Proportion, B is the fair market value of all the Nexfor Convertible Shares and Nexfor Non-Voting Shares issued and outstanding immediately before the transfer of assets by Nexfor to Fraser Papers Subco pursuant to Section 2.01(1)(f) and C is the fair market value of all shares of all classes of Nexfor issued and outstanding immediately before such transfer, determined in each case immediately before such transfer.

''**TSX**'' means the Toronto Stock Exchange.

1.02 **Construction**

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a) the division of this Plan of Arrangement into Articles and Sections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b) the words "hereunder", "hereof" and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or Schedule and references to "Articles", "Sections, and "Schedules" are to Articles and Sections of and Schedules to this Plan of Arrangement;

(c) words importing the singular include the plural and *vice versa*, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures, governmental authorities and other entities;

(d) the word "including" means "including without limiting the generality of the foregoing"; and

(e) a reference to any statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation made thereunder.

1.03 **Schedules**

The following are the Schedules to this Plan of Arrangement:

Schedule A — Share Conditions attaching to Nexfor Convertible Shares and Nexfor Non-Voting Shares

Schedule B — Terms of Amalgamation of Fraser Papers

Schedule C — By-law No. 1 of Fraser Papers

ARTICLE 2 — THE ARRANGEMENT

2.01 **The Arrangement**

(1) Commencing at the Effective Time, the events and transactions set out in Sections 2.01(1)(a) to (j) will occur and be deemed to occur in the order set out below or as otherwise provided below, without any further act or formality, and with each event or transaction occurring and being deemed to occur immediately after the occurrence of the immediately preceding event or transaction or as otherwise provided below.

Amendment of Articles of Nexfor

(a) The articles of Nexfor will be amended to create and authorize the issuance of (in addition to the shares that it is authorized to issue immediately before this amendment):

  (i) an unlimited number of Nexfor Convertible Shares; and

  (ii) an unlimited number of Nexfor Non-Voting Shares

  and to provide that the rights, privileges, restrictions and conditions attaching to each class of shares are as set out in Schedule A.

Exchange of Nexfor Common Shares

(b) Each Nexfor Common Shareholder will transfer to Nexfor, with good and marketable title free from Encumbrances, all its Nexfor Common Shares. As the sole consideration for each Nexfor Common Share so transferred, Nexfor will issue to that former Nexfor Common Shareholder 1 Nexfor Convertible Share and a fraction of a Nexfor Non-Voting Share equal to the Transferred Multiple. The Nexfor Non-Voting Shares so issued will be listed on the TSX upon issuance but will not be posted for trading. In connection with this exchange:

  (i) no election under section 85 of the Tax Act will be filed;

  (ii) a portion of the amount in the stated capital account maintained by Nexfor for the Nexfor Common Shares equal to the product of multiplying A x B where A is (1-Transferred Proportion) and B is the PUC of the Nexfor Common Shares (excluding any Nexfor Common Shares held by Dissenting Shareholders) so exchanged immediately before the exchange will be deducted from that account and added to the stated capital account maintained by Nexfor for the Nexfor Convertible Shares and a portion of the amount in the stated capital account maintained by Nexfor for the Nexfor Common Shares equal to the product of multiplying A x B where A is the Transferred Proportion and B is the PUC of the Nexfor Common Shares (excluding any Nexfor Common Shares held by Dissenting

Shareholders) so exchanged immediately before the exchange will be deducted from that account and added to the stated capital account maintained by Nexfor for the Nexfor Non-Voting Shares; and

(iii) the Nexfor Common Shares so exchanged will be cancelled.

Issue of Replacement Stock Options

(c) Concurrently with the transfers under Section 2.01(1)(b), each holder of a Nexfor Stock Option will transfer his or her Nexfor Stock Options to Nexfor in consideration for the issuance by Nexfor to the transferor of the same number of Replacement Stock Options. All the Nexfor Stock Options will be cancelled, provided that no Replacement Stock Option may be exercisable until after the Arrangement has been effected.

Adjustment of DSUs

(d) Concurrently with the transfers under Section 2.01(1)(b), the number of DSUs credited to the account of a participant under the Deferred Stock Unit Plan for Non-Employee Directors will be adjusted by applying the formula: A = B x C/D where A is the number of DSUs credited to an account after the Effective Time, B is the number of DSUs credited to the same account prior to the Effective Time, C is the Trading Price of a Nexfor Common Share before the Effective Date and D is the Trading Price of a Nexfor Common Share after the Effective Date.

Exchange of Nexfor Non-Voting Shares

(e) Each holder of Nexfor Non-Voting Shares will transfer to Fraser Papers, with good and marketable title free from Encumbrances, all such Nexfor Non-Voting Shares. As the sole consideration for each Nexfor Non-Voting Share so transferred, Fraser Papers will issue to that holder 1 Fraser Papers Convertible Share for each Transferred Multiple of a Nexfor Non-Voting Share. In connection with this exchange, Fraser Papers will add to the stated capital account maintained by Fraser Papers for the Fraser Papers Convertible Shares an amount up to but not exceeding (i) in respect of those shares issued in an exchange in respect of which an election under subsection 85(1) of the Tax Act has been made, the agreed amount in such election, and (ii) in respect of the issuance of all other shares, the PUC of the Nexfor Non-Voting Shares for which the Fraser Papers Convertible Shares were issued.

Transfer by Nexfor of Common Shares of Fraser Papers Newco to Fraser Papers Subco

(f) Nexfor will transfer all the outstanding Common Shares of Fraser Papers Newco to Fraser Papers Subco. As the sole consideration for this transfer, Fraser Papers Subco will issue to Nexfor 100,000,000 of its Common Shares. In addition, Fraser Papers Subco will agree to jointly elect with Nexfor to have the provisions of subsection 85(1) of the Tax Act and the corresponding provisions of any applicable provincial and territorial legislation apply to this transfer with the agreed amount in the election being equal to the lesser of the cost amount (as defined in subsection 248(1) of the Tax Act and the corresponding provisions of any applicable provincial and territorial legislation) to Nexfor of the Common Shares of Fraser Papers Newco transferred to Fraser Papers Subco and the fair market value of such Common Shares of Fraser Papers Newco. Fraser Papers Subco will add to the stated capital account maintained by it for its Common Shares an amount up to but not exceeding the agreed amount in its election under subsection 85(1) of the Tax Act in respect of the transfer to it of the Common Shares of Fraser Papers Newco.

Nexfor Purchase of Nexfor Non-Voting Shares

(g) Nexfor will purchase for cancellation all the Nexfor Non-Voting Shares held by Fraser Papers and will issue to Fraser Papers, as the sole consideration therefor, a demand promissory note (the ''Nexfor Note'') in a principal amount equal to the aggregate fair market value of such Nexfor Non-Voting Shares and without interest. Fraser Papers will accept the Nexfor Note in full and absolute payment, satisfaction and discharge of the purchase price of such Nexfor Non-Voting Shares, with the risk of the Nexfor Note being dishonoured.

Fraser Papers Subco Purchase of its Common Shares

(h) Fraser Papers Subco will purchase for cancellation all the Common Shares of Fraser Papers Subco held by Nexfor and will issue to Nexfor, as the sole consideration therefor, a demand promissory note (the ''Fraser

Papers Subco Note'') in a principal amount equal to the aggregate fair market value of such Common Shares and without interest. Nexfor will accept the Fraser Papers Subco Note in full and absolute payment, satisfaction and discharge of the purchase price of such Common Shares of Fraser Papers Subco, with the risk of the Fraser Papers Subco Note being dishonoured.

Winding up of Fraser Papers Subco

(i) Fraser Papers Subco will commence winding up in accordance with subsection 88(1) of the Tax Act and section 210 of the CBCA and, in connection with the winding up, will transfer and assign all its property to Fraser Papers, including all of Fraser Papers Subco's right, title and interest in and to the Common Shares of Fraser Papers Newco, and all the liabilities of Fraser Papers Subco, including the liability of Fraser Papers Subco under the Fraser Papers Subco Note, will be assumed by Fraser Papers. Fraser Papers will have a power of attorney coupled with an interest to do all acts as may be desirable in connection with the winding up including the execution and filing in the name of Fraser Papers Subco of any elections with federal or provincial tax authorities as may be appropriate.

Set Offs

(j) Nexfor will pay the principal amount of the Nexfor Note by transferring to Fraser Papers the Fraser Papers Subco Note, which Note will be accepted by Fraser Papers in full and absolute payment, satisfaction and discharge of Nexfor's obligations under the Nexfor Note. Simultaneously, Fraser Papers will pay the principal amount of the Fraser Papers Subco Note by transferring to Nexfor the Nexfor Note which will be accepted by Nexfor in full and absolute payment, satisfaction and discharge of Fraser Papers' obligations under the Fraser Papers Subco Note. Both the Fraser Papers Subco Note and the Nexfor Note will be cancelled.

(2) Commencing at the Listing Time, the events and transactions set out in Sections 2.01(2)(a) to (e) will occur and be deemed to occur in the order set out below, without any further act or formality, and with each event or transaction occurring and being deemed to occur immediately after the occurrence of the immediately preceding event or transaction.

Conversion of Nexfor Convertible Shares

(a) The Nexfor Convertible Shares will be converted into issued Common Shares of Nexfor on a one-for-one basis and the amount in the stated capital account maintained by Nexfor for the Nexfor Convertible Shares will be deducted from that account and added to the stated capital account maintained by Nexfor for its Common Shares.

Amendment and Restatement of Articles of Nexfor

(b) The articles of Nexfor will be amended to remove the Nexfor Convertible Shares and Nexfor Non-Voting Shares from the authorized capital of Nexfor. The name of Nexfor will be changed to Norbord Inc. The articles of Norbord will then be restated and the restated articles of Norbord will be filed with the Director under the CBCA pursuant to section 180 thereof.

Conversion of Fraser Papers Convertible Shares

(c) The Fraser Papers Convertible Shares will be converted into Fraser Papers Common Shares on a five-for-one basis and the amount in the stated capital account maintained by Fraser Papers for the Fraser Papers Convertible Shares will be deducted from that account and added to the stated capital account maintained by Fraser Papers for the Fraser Papers Common Shares.

Amalgamation of Fraser Papers and Fraser Papers Newco

(d) Fraser Papers and Fraser Papers Newco (hereinafter sometimes referred to in this Section 2.01(2)(d) as ''predecessor corporations'') will be amalgamated on the terms set out in Schedule B as if the amalgamation were carried out pursuant to subsection 184(1) of the CBCA in such manner that, on and by virtue of the amalgamation:

    (i) all the property (except any amounts receivable from any predecessor corporation or shares of any predecessor corporation) of the predecessor corporations held immediately before the amalgamation will become the property of Fraser Papers;

(ii) all the liabilities and obligations (except any amount payable to any predecessor corporation) of the predecessor corporations immediately before the amalgamation will become liabilities and obligations of Fraser Papers;

(iii) all the shares of Fraser Papers Newco will be cancelled without any repayment of capital;

(iv) the articles of the amalgamated corporation will be same as the articles of Fraser Papers; and

(v) no securities will be issued by Fraser Papers in connection with the amalgamation and the stated capital of the amalgamated corporation will be the same as the stated capital of Fraser Papers.

Amendment and Restatement of Articles of Fraser Papers

(e) The articles of Fraser Papers will be amended to remove all the Fraser Papers Convertible Shares from the authorized capital of Fraser Papers. The name of Fraser Papers will be changed to Fraser Papers Inc. The articles of Fraser Papers will then be restated and the restated articles of Fraser Papers will be filed with the Director under the CBCA pursuant to section 180 thereof. By-law No. 1 of Fraser Papers, as set out in Schedule C, will be confirmed by its shareholders.

ARTICLE 3 — RIGHTS OF DISSENT

3.01 **Rights of Dissent**

(1) Nexfor Shareholders may exercise Dissent Rights in connection with the Arrangement pursuant to and in the manner set out in section 190 of the CBCA as modified by the Interim Order and this Section 3.01.

(2) Dissenting Shareholders who:

(a) are ultimately entitled to be paid fair value for their Nexfor Common Shares, Nexfor Stock Options or Nexfor Preferred Shares will be deemed to have transferred such shares or options to Nexfor and these shares and options will be cancelled immediately prior to the Effective Time; or

(b) are ultimately not entitled to be paid fair value for their shares or options will be deemed to have participated in the Arrangement on the same basis as, (i) in the case of a Nexfor Common Shareholder, any non-dissenting holder of Nexfor Common Shares, (ii) in the case of a Nexfor Optionholder, any non-dissenting holder of Nexfor Stock Options or (iii) in the case of a Nexfor Preferred Shareholder, any non-dissenting holder of Nexfor Preferred Shares, in each case as at and from the Effective Time and will be treated in the same manner as such a holder, on the basis set out in this Plan of Arrangement.

ARTICLE 4 — CERTIFICATES

4.01 **Entitlement to Share Certificates**

(1) From and after the Effective Date, certificates that prior to the Effective Date represented Nexfor Common Shares will represent the same number of Common Shares of Norbord after the Effective Date and accordingly no new certificates representing such shares will be issued.

(2) Certificates representing Fraser Papers Common Shares will be mailed as soon as practicable to those persons whose names appear on the register of holders of Nexfor Common Shares at the close of business (Toronto time) on the Distribution Record Date.

(3) No certificates will be issued for shares that are issued and subsequently cancelled or converted under this Plan of Arrangement.

4.02 **Fractional Shares**

No certificates or scrip representing fractional interests of less than one whole share in Fraser Papers will be issued (after conversion of the Fraser Papers Convertible Shares). Instead any fractional interests to which former Nexfor Common Shareholders would otherwise be entitled will be summed and the total will be rounded up to the nearest whole number and issued to the Transfer Agent. The Transfer Agent will sell them on the TSX and divide the proceeds (other than cash representing the rounded up amount, which will be paid to Fraser Papers) among the persons otherwise entitled to fractions by forwarding cheques representing their proportional interests in the proceeds to such persons.

SCHEDULE A

NEXFOR NEW SHARE CONDITIONS

1. The rights, privileges, restrictions and conditions attaching to the Convertible Shares are as follows:

   (a) **Payment of Dividends:** The holders of the Convertible Shares will be entitled to receive dividends if, as and when declared by the board out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. However, the Convertible Shares, the Non-Voting Shares and the Common Shares will participate equally as to dividends and all dividends which the board may at any time determine to declare and pay on the Convertible Shares, the Non-Voting Shares and the Common Shares will be declared and paid in equal or equivalent amounts per share on all the Convertible Shares, Non-Voting Shares and Common Shares at the time outstanding without preference or distinction.

   (b) **Participation upon Liquidation, Dissolution or Winding Up:** In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Convertible Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of Common Shares, be entitled to participate rateably with the Non-Voting Shares and Common Shares in any distribution of the assets of the Corporation.

   (c) **Conversion Privilege:** Each issued Convertible Share may at any time be converted, at the option of the holder, into 1 Common Share. All Common Shares resulting from any conversion of issued Convertible Shares into Common Shares will be deemed to be fully paid and non-assessable.

   (d) **Voting Rights:** The holders of the Convertible Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to 1 vote in respect of each Convertible Share held at all such meetings.

2. The rights, privileges, restrictions and conditions attaching to the Non-Voting Shares are as follows:

   (a) **Payment of Dividends:** The holders of the Non-Voting Shares will be entitled to receive dividends if, as and when declared by the board out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. However, the Non-Voting Shares and the Common shares will participate equally as to dividends and all dividends which the board may at any time determine to declare and pay on the Non-Voting Shares and Common Shares will be declared and paid in equal or equivalent amounts per share on all the Non-Voting Shares and Common Shares at the time outstanding without preference or distinction.

   (b) **Participation upon Liquidation, Dissolution or Winding Up:** In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Non-Voting Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Non-Voting Shares, be entitled to participate rateably with the Common Shares in any distribution of the assets of the Corporation.

   (c) **Voting Rights:** The holders of the Non-Voting Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

SCHEDULE B

Industry Canada — Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

FORM 9
ARTICLES OF AMALGAMATION
(SECTION 185)

FORMULAIRE 9
STATUTS DE FUSION
(ARTICLE 185)

1 -- Name of the Amalgamated Corporation — Dénomination sociale de la société issue de la fusion

4229401 Canada Inc.

2 -- The province or territory in Canada where the registered office is to be situated — La province ou le territoire au Canada où se situera le siège social

Ontario

3 -- The classes and any maximum number of shares that the corporation is authorized to issue — Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

The annexed Schedule 1 is incorporated in this form.

4 -- Restrictions, if any, on share transfers — Restrictions sur le transfert des actions, s'il y a lieu

There are no restrictions.

5 -- Number (or minimum and maximum number) of directors — Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum : 6, Maximum : 15

6 -- Restrictions, if any, on business the corporation may carry on — Limites imposées à l'activité commerciale de la société, s'il y a lieu

There are no restrictions.

7 -- Other provisions, if any — Autres dispositions, s'il y a lieu

The number of directors within the minimum and maximum number set out in paragraph 5 may be determined from time to time by resolution of the board of directors. Any vacancy among the directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors.

8 -- The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows: — La fusion a été approuvée en accord avec l'article ou le paragraphe de la Loi indiqué ci-après

☐ 183
☑ 184(1)
☐ 184(2)

9 -- Name of the amalgamating corporations Dénomination sociale des sociétés fusionnantes	Corporation No. Nº de la société	Signature	Date	Title Titre	Tel. No. Nº de tél.
4229401 Canada Inc.	422940-1				
4229428 Canada Inc.	422942-8				

IC 3190 (2003/06)

Canada

SCHEDULE 1

The Corporation is authorized to issue an unlimited number of Class A Preferred Shares, an unlimited number of Class B Preferred Shares, an unlimited number of Non-Voting Participating Shares, an unlimited number of Convertible Shares and an unlimited number of Common Shares.

1. The rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares are as follows:

   (a) **Series:** The Class A Preferred Shares may at any time or from to time be issued in one or more series. Subject to the following provisions, the board of directors of the Corporation (the "board") may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Class A Preferred Shares.

   (b) **Idem:** The Class A Preferred Shares will be entitled to priority over the Class B Preferred Shares, the Non-Voting Participating Shares, the Convertible Shares and the Common Shares and all other shares ranking junior to the Class A Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

   (c) **Voting Rights:** Except as may otherwise be provided in the rights, privileges, restrictions and conditions attaching to any series of Class A Preferred Shares, the holders of the Class A Preferred Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

2. The rights, privileges, restrictions and conditions attaching to the Class B Preferred Shares are as follows:

   (a) **Series:** The Class B Preferred Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Class B Preferred Shares.

   (b) **Idem:** The Class B Preferred Shares will be entitled to priority over the Non-Voting Participating Shares, the Convertible Shares and the Common Shares and all other shares ranking junior to the Class B Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

   (c) **Voting Rights:** Except as may otherwise be provided in the rights, privileges, restrictions and conditions attaching to any series of Class B Preferred Shares, the holders of the Class B Preferred Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

3. The rights, privileges, restrictions and conditions attaching to the Non-Voting Participating Shares are as follows:

   (a) **Series:** The Non-Voting Participating Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Non-Voting Participating Shares.

   (b) **Payment of Dividends:** In addition to any rights to preferential dividends as may be provided for in the rights, privileges, restrictions and conditions attaching to any series of Non-Voting Participating Shares, the holders of the Non-Voting Participating Shares will be entitled to receive dividends if, as and when declared by the board out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. However, the Non-Voting Participating Shares, the Convertible Shares and the Common Shares will, subject to any rights to preferential dividends hereinbefore referred to, participate equally as to dividends and, subject to any such rights, all dividends which the board may at any time determine to declare and pay on the Non-Voting Participating Shares, the Convertible Shares and the Common Shares will be declared and paid in equal or equivalent amounts per share on all of the Non-Voting Participating Shares, Convertible Shares and Common Shares at the time outstanding without preference or distinction.

   (c) **Participation upon Liquidation, dissolution or Winding Up:** In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Non-Voting Participating Shares will, in addition to any rights to priority in the distribution of assets of the Corporation as may be provided for in the rights, privileges, restrictions and conditions attaching to any series of Non-Voting Participating Shares but subject

to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Non-Voting Participating Shares, be entitled to participate rateably with the holders of the Convertible Shares and the Common Shares in any distribution of the assets of the Corporation.

(d) **Voting Rights:** The holders of the Non-Voting Participating Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

(e) **Subdivision, Consolidation, Reclassification or Other Change:** None of the Non-Voting Participating Shares, Convertible Shares or Common Shares will be subdivided, consolidated or otherwise changed unless contemporaneously therewith the other said class of shares is subdivided, consolidated or otherwise changed in the same proportion and in the same manner.

4. The rights, privilege, restrictions and conditions attaching to the Convertible Shares are as follows:

(a) **Payment of Dividends:** The holders of the Convertible Shares will be entitled to receive dividends if, as and when declared by the board out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. However, the Convertible Shares and the Common Shares will participate equally as to dividends and all dividends which the board may at any time determine to declare and pay on the Convertible Shares and the Common Shares will be declared and paid in equal or equivalent amounts per share on all of the Convertible Shares and Common Shares at the time outstanding without preference or distinction.

(b) **Participation upon Liquidation, Dissolution or Winding Up:** In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Convertible Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Convertible Shares, be entitled to participate rateably with the Common Shares in any distribution of the assets of the Corporation.

(c) **Conversion Privilege:** Each issued Convertible Share may at any time be converted, at the option of the holder, into one-fifth of a Common Share. All Common Shares resulting from any conversion of issued Convertible Shares into Common Shares will be deemed to be fully paid and non-assessable.

(d) **Voting Rights:** The holders of the Convertible Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote any such meeting.

5. The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a) **Payment of Dividends:** The holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b) **Participation upon Liquidation, Dissolution or Winding Up:** In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(c) **Voting Rights:** The holders of the Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to 1 vote in respect of each Common Share held at all such meetings.

SCHEDULE C

BY-LAW NO. 1

A by-law relating generally to
the transaction of the business
and affairs of
FRASER PAPERS INC.

DIRECTORS

1. **Calling of and notice of meetings** Meetings of the board will be held on such day and at such time and place as the Chair of the Board or the President of the Corporation or any two directors may determine. Notice of meetings of the board will be given to each director not less than 48 hours before the time when the meeting is to be held. Each newly elected board may without notice hold its first meeting for the purposes of organization and the appointment of officers immediately following the meeting of shareholders at which such board was elected.

2. **Votes to govern** At all meetings of the board every question will be decided by a majority of the votes cast on the question; and in case of an equality of votes the chair of the meeting will be entitled to a second or casting vote.

3. **Interest of directors and officers generally in contracts** No director or officer will be disqualified by his or her office from contracting with the Corporation nor will any contract or arrangement entered into by or on behalf of the Corporation with any director or officer or in which any director or officer is in any way interested be liable to be voided nor will any director or officer so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established provided that, in each case, the director or officer has complied with the provisions of the *Canada Business Corporations Act.*

SHAREHOLDERS' MEETINGS

4. **Quorum** At any meeting of shareholders a quorum will be 2 persons present in person or by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting and each entitled to vote at the meeting.

5. **Meetings by telephonic or electronic means** A meeting of the shareholders may be held by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

6. **Postponement or cancellation of meetings** A meeting of shareholders may be postponed or cancelled by the board at any time prior to the date of the meeting.

7. **Procedures at meetings** The board may determine the procedures to be followed at any meeting of shareholders including, without limitation, the rules of order. Subject to the foregoing, the chair of a meeting may determine the procedures of the meeting in all respects.

INDEMNIFICATION

8. **Indemnification of directors and officers** The Corporation will indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or in a similar capacity, of another entity, and his or her heirs and legal representatives to the extent permitted by the *Canada Business Corporations Act.*

9. **Indemnity of others** Except as otherwise required by the *Canada Business Corporations Act* and subject to paragraph 8, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as an employee, agent of or participant in another entity against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the

best interests of the other entity for which he or she served at the Corporation's request and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction will not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation or other entity and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his or her conduct was lawful.

10. **Right of indemnity not exclusive** The provisions for indemnification contained in the by-laws of the Corporation will not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his or her official capacity and as to action in another capacity, and will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of that person's heirs and legal representatives.

11. **No liability of directors or officers for certain matters** To the extent permitted by law, no director or officer for the time being of the Corporation will be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation will be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or body corporate with whom or which any moneys, securities or other assets belonging to the Corporation will be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same will happen by or through his or her failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Corporation is employed by or performs services for the Corporation otherwise than as a director or officer or is a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact that the person is a director or officer of the Corporation will not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

BANKING ARRANGEMENTS, CONTRACTS, ETC.

12. **Banking arrangements** The banking business of the Corporation, or any part thereof, will be transacted with such banks, trust companies or other financial institutions as the board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, will be transacted on the Corporation's behalf by one or more officers or other persons as the board may designate, direct or authorize from time to time.

13. **Execution of instruments** Contracts, documents or instruments in writing requiring execution by the Corporation will be signed by hand by any two officers of the Corporation (whether under the corporate seal of the Corporation, if any, or otherwise) and all contracts, documents or instruments in writing so signed will be binding upon the Corporation without any further authorization or formality. The board is authorized from time to time by resolution

(a) to appoint any officer or any other person on behalf of the Corporation to sign by hand (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver either contracts, documents or instruments in writing generally or to sign either by hand or by facsimile or mechanical signature or otherwise (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver specific contracts, documents or instruments in writing, and

(b) to delegate to any two officers of the Corporation the powers to designate, direct or authorize from time to time in writing one or more officers or other persons on the Corporation's behalf to sign either by hand or by facsimile or mechanical signature or otherwise (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver contracts, documents or instruments in writing of such type and on such terms and conditions as such two officers see fit.

Contracts, documents or instruments in writing that are to be signed by hand may be signed electronically. The term ''contracts, documents or instruments in writing'' as used in this by-law includes without limitation deeds, mortgages, charges, conveyances, powers of attorney, transfers and assignments of property of all kinds (including specifically but without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities), proxies for shares or other securities and all paper writings.

MISCELLANEOUS

14. **Invalidity of any provisions of this by-law** The invalidity or unenforceability of any provision of this by-law will not affect the validity or enforceability of the remaining provisions of this by-law.

15. **Omissions and errors** The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any shareholder, director, officer or auditor or any error in any notice not affecting its substance will not invalidate any action taken at any meeting to which the notice related or otherwise founded on the notice.

INTERPRETATION

16. **Interpretation** In this by-law and all other by-laws of the Corporation words importing the singular number only include the plural and vice versa; words importing any gender include all genders; words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and governmental authorities; ''board'' means the board of directors of the Corporation; ''*Canada Business Corporations Act*'' means *Canada Business Corporations Act*, R.S.C. 1985, c. C-44 as from time to time amended, re-enacted or replaced; terms that are not otherwise defined in this by-law have the meanings attributed to them in the *Canada Business Corporations Act*; and ''meeting of shareholders'' means an annual meeting of shareholders or a special meeting of shareholders.

EXHIBIT F

COMBINED FINANCIAL STATEMENTS

OF

FRASER PAPERS DIVISION

OF

NEXFOR INC.

DECEMBER 31, 2003

Auditors' Report

To the Directors of Nexfor Inc.

We have audited the combined balance sheets of the Fraser Papers division of Nexfor Inc. as at December 31, 2003 and 2002 and the combined statements of operations and Nexfor's net investment and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of management of Nexfor Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management of Nexfor Inc., as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of Fraser Papers division of Nexfor Inc. as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants

Toronto, Canada
April 16, 2004

Fraser Papers Division of Nexfor Inc.

Combined Balance Sheets

As at December 31
(US$ millions)

	2003	2002
Assets		
Current assets:		
Cash	**$ 16**	$ 3
Accounts receivable (note 3)	**64**	59
Inventory (note 4)	**115**	110
Future income taxes (note 9)	**11**	11
	206	183
Property, plant and equipment (note 5)		
Paper	**475**	511
Timber	**53**	52
Other assets	**29**	15
	$763	$761
Liabilities and Nexfor's Net Investment		
Current liabilities:		
Accounts payable and accrued liabilities	**$125**	$115
Long-term debt (note 6)	**1**	1
Other liabilities (notes 7 and 8)	**59**	50
Future income taxes (note 9)	**27**	30
Nexfor's net investment	**551**	565
	$763	$761

On behalf of the Board:

K. LINN MACDONALD
Chairman

DOMINIC GAMMIERO
President & Chief Executive Officer

(See accompanying notes)

Fraser Papers Division of Nexfor Inc.

Combined Statements of Operations and Nexfor's Net Investment

Years ended December 31
(US$ millions)

	2003	2002	2001
Net sales	**$873**	$747	$771
Earnings before interest, taxes, depreciation and restructuring charge:			
Paper	**(13)**	36	37
Timber	**11**	10	10
	(2)	46	47
Restructuring charge (note 10)	**(26)**	—	—
Interest income	**1**	—	1
Fees on sale of accounts receivable (note 3)	**(6)**	(5)	(5)
Interest expense (note 11)	**(11)**	(9)	(12)
Earnings before depreciation and taxes	**(44)**	32	31
Depreciation	**(49)**	(48)	(49)
Income tax recovery (expense) (note 9)	**1**	2	(5)
Loss	**$ (92)**	$ (14)	$ (23)
Nexfor's net investment			
Balance, beginning of year	**$565**	$584	$619
Loss	**(92)**	(14)	(23)
Net contribution by (distribution to) Nexfor	**78**	(5)	(12)
Balance, end of year	**$551**	$565	$584

(See accompanying notes)

Fraser Papers Division of Nexfor Inc.

Combined Statements of Cash Flows
Years ended December 31
(US$ millions)

	2003	2002	2001
Cash provided by (used for):			
Operating Activities			
Loss	**$(92)**	$(14)	$(23)
Items not affecting cash:			
Depreciation	**49**	48	49
Future income taxes (note 9)	**(3)**	(4)	3
Other items	**(12)**	4	(3)
	(58)	34	26
Net change in non-cash working capital balances (note 12)	**(1)**	18	35
	(59)	52	61
Investing Activities			
Capital investments			
Paper	**(14)**	(25)	(35)
Timber	**(3)**	(3)	—
Other	**(7)**	(11)	(5)
	(24)	(39)	(40)
Financing Activities			
Contribution by (distribution to) Nexfor	**96**	1	(25)
Repayment of bank advances	**—**	(10)	—
	96	(9)	(25)
Increase (decrease) in cash	**$ 13**	$ 4	$ (4)

(See accompanying notes)

Notes to the Combined Financial Statements
(in millions of US dollars)

In these notes ''Nexfor'' means Nexfor Inc. and all of its consolidated subsidiaries and affiliates, and ''Fraser Papers'' means the Fraser Papers division of Nexfor Inc. as it has been carved out under the Plan of Arrangement.

Note 1. Accounting Policies

Basis of Presentation

On March 11, 2004, Nexfor announced a reorganization whereby, among other things and subject to shareholder and regulatory approval, it would distribute its interest in its paper, sawmill and timber assets to its shareholders and establish the business as a separate publicly traded company. This distribution will proceed by way of an arrangement under the Canada Business Corporations Act (the ''Arrangement''). Immediately following the completion of the Arrangement, the paper, sawmill and timber assets of Nexfor will be owned by Fraser Papers Inc. or its wholly-owned subsidiaries.

These combined financial statements present the combined financial position, results of operations and changes in Nexfor's net investment and cash flows of the Fraser Papers division of Nexfor which includes Fraser Papers Inc., J. Paul Levesque and Sons Inc., Antonio Levesque and Sons Inc., Fraser N.H., LLC, and the pulp, paper, sawmill and related timber assets of Nexfor Inc. (collectively ''Fraser Papers'').

These combined financial statements have been prepared in accordance with Canadian generally accepted accounting principles (''GAAP'') from the books and records of Fraser Papers. The loss of Fraser Papers includes the administrative costs associated with managing the Paper and Timber segments of Nexfor. These include office rents, selling costs and divisional personnel and travel costs. Certain expenses in these combined financial statements represent intercompany allocations for services, such as tax and treasury, provided by Nexfor.

Income taxes have been recorded at statutory rates based on income taxes as reported in the combined statements of operations as though Fraser Papers was a separate tax paying entity. Income taxes payable in respect of the components which were not historically separate tax paying legal entities have been included in Nexfor's net investment. Future income taxes have been presented in the combined balance sheet for each temporary difference between the financial reporting and tax bases of the assets and liabilities. In addition, future tax assets have been recognized to the extent that they would have been realized as though Fraser Papers was a separate tax paying entity.

Nexfor's net investment in Fraser Papers includes certain interest-bearing loans which will be repaid at the time of the Arrangement. Interest expense recorded in the combined statements of operations includes interest expense associated with these loans.

As a result of the basis of presentation described above, the combined statements of operations prior to the Arrangement may not necessarily be indicative of the revenues and expenses that would have resulted had Fraser Papers historically operated as a stand-alone entity.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses during a period. Actual results could differ from those estimates.

Valuation of Inventories

Inventories of raw materials and operating supplies are valued at the lower of average cost and replacement cost or net realizable value. Inventories of manufactured products are valued at the lower of average cost and net realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over the following periods which approximate their useful lives:

Buildings	20 to 40 years
Sawmills and lumber production equipment	10 to 15 years
Paper and pulp mill machinery and production equipment	20 years
Logging machinery and equipment	4 to 10 years

Silviculture costs on owned timberlands are capitalized. Depletion of timber is determined on an appropriate basis related to log production and included in depreciation. Interest is capitalized on major capital projects during construction. Costs, net of revenues, incurred during the start-up period of major capital projects are deferred as other assets and amortized over the early productive life of the project.

Employee Future Benefits

Fraser Papers sponsors various defined benefit and defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. Fraser Papers also provides a variety of non-pension post-retirement benefits to eligible retirees, including life insurance, medical and dental benefits, which are funded on a pay-as-you-go basis.

The obligations associated with the pension and non-pension benefit plans to eligible employees are actuarially valued using the projected unit credit method pro rated on services, management's best estimate assumptions for expected investment performance, salary escalation, health care cost trend rates, and a current market discount rate. Plan assets are measured at fair value. Prior service costs related to plan amendments and transitional assets are amortized on a straight-line basis over the estimated average remaining service lives (EARSL) of the employee groups. The net actuarial gains or losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets are amortized on a straight-line basis over EARSL.

Revenue Recognition

Net sales are recognized when the risks of ownership pass to the purchaser. This is generally when goods are shipped.

Translation of Foreign Currencies

During the fourth quarter of 2002, the United States dollar (US dollar) became the functional currency of Fraser Papers' Canadian operations and Fraser Papers adopted the US dollar as its reporting currency *(note 2)*.

Prior to the change in reporting currency, the accounts of Fraser Papers' US subsidiaries were translated into Canadian dollars using the current rate method under which assets and liabilities are translated at the exchange rate prevailing at the year-end and revenues and expenses at average rates during the year. Gains or losses on translation were not included in the consolidated statements of operations but were deferred and included in Nexfor's net investment. Gains or losses on foreign currency-denominated balances and transactions that were designated as hedges of net investments in these subsidiaries were reported in the same manner as translation adjustments.

Prior to the change in reporting currency, gains or losses on forward foreign exchange contracts that served to hedge future US dollar-denominated net sales were recognized at their settlement dates and were recorded in net sales.

Subsequent to the change in reporting currency, Canadian dollar-denominated monetary assets and liabilities of Fraser Papers are translated at the rate of exchange prevailing at year-end. Gains or losses on translation of these items are included in the consolidated statements of operations. Gains or losses on transactions that hedge these items are also included in the consolidated statements of operations.

Subsequent to the change in reporting currency, gains or losses on forward foreign exchange contracts that serve to hedge future Canadian dollar-denominated costs are recognized at their settlement dates and are included in cost of sales.

Financial Instruments

The carrying values of financial instruments approximate fair value, except where disclosed in these notes. Fair values disclosed are determined using actual quoted market prices or, if not available, indicative prices based on similar publicly traded instruments.

All hedging relationships, risk management objectives and hedging strategies are formally documented and periodically assessed as to whether changes in the value of derivatives are highly effective in offsetting changes in the fair values or cash flows of hedged items.

Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are treated in the same manner as gains and losses on the underlying item being hedged.

Note 2. Change in Accounting Policy

During the fourth quarter of 2002, the US dollar became the functional currency of Fraser Papers' Canadian operations as a result of the increase in US dollar-denominated expenditures of those operations as compared to prior years. Concurrent with this change in functional currency, Fraser Papers adopted the US dollar as its reporting currency. Under Canadian GAAP, the change in reporting currency was effected using the translation of convenience method whereby all historical financial transactions and balances were translated into US dollars using the exchange rate in effect on the date of changing the reporting currency. The exchange rate used to translate historical balances and transactions was CAD$1.00 = US$0.6380.

Note 3. Accounts Receivable

Fraser Papers sells a portion of its third party trade accounts receivable to a wholly-owned subsidiary of Nexfor. Accounts receivable includes $15 (2002 — $17) receivable from the wholly-owned subsidiary of Nexfor for third party trade accounts receivables sold. As at December 31, 2003, the wholly-owned subsidiary of Nexfor had uncollected receivables it had purchased from Fraser Papers of $62 (2002 — $48).

Note 4. Inventory

	2003	2002
Raw materials	**$ 29**	$ 25
Finished goods	**60**	59
Operating and maintenance supplies	**26**	26
	$115	$110

Note 5. Property, Plant and Equipment

			Net Book Value	
	Cost	**Accumulated Depreciation**	**2003**	2002
Paper	**$1,206**	**$(731)**	**$475**	$511
Timber	**86**	**(33)**	**53**	52
	$1,292	**$(764)**	**$528**	$563

Included in property, plant and equipment is construction in progress of $2 (2002 — $6).

Note 6. Long-Term Debt

Long-term debt is non-interest bearing and matures in 2006. Outstanding principal of $1 will be forgiven on May 1, 2006 if Fraser Papers continues to fulfill certain requirements.

Note 7. Other Liabilities

	2003	2002
Pension plans *(note 8)*	$ 7	$ 6
Post-retirement benefit plans *(note 8)*	45	36
Other	7	8
	$59	$50

Note 8. Employee Benefit Plans

Pension Plans

Fraser Papers has a number of pension plans, participation in which is available to substantially all employees after periods of up to two years of continuous service. Hourly employees are generally members of negotiated plans. Fraser Papers' obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The measurement date for all defined benefit pension plans is December 31. Information about these plans is as follows:

	2003	2002
Change in Accrued Benefit Obligation During the Year:		
Accrued benefit obligation, beginning of year	$ 373	$ 356
Employee contributions	2	2
Current service cost	7	8
Interest on accrued benefit obligation	26	24
Benefits paid	(29)	(25)
Net actuarial loss	21	7
Restructuring *(note 10)*	11	—
Foreign currency exchange rate impact	53	1
Accrued benefit obligation, end of year (1)	$ 464	$ 373
Change in Plan Assets During the Year:		
Plan assets, beginning of year	$ 261	$ 300
Actual return on plan assets	46	(30)
Employer contributions	26	13
Employee contributions	2	2
Benefits paid	(29)	(25)
Foreign currency exchange rate impact	40	1
Plan assets, end of year (1)	$ 346	$ 261
Reconciliation of Funded Status:		
Accrued benefit obligation	$ 464	$ 373
Plan assets	346	261
	(118)	(112)
Accrued benefit obligation in excess of plan assets		
Unamortized net actuarial loss	115	108
Unamortized prior service costs	5	6
Unamortized net transitional asset	(9)	(8)
Net accrued benefit liability	$ (7)	$ (6)

(1) Includes accrued benefit obligations of $464 (2002 — $373) and plan assets of $346 (2002 — $261) related to defined benefit pension plans with accrued benefit obligations in excess of plan assets.

	2003	2002	2001
Components of Net Pension Expense:			
Current service cost	**$ 7**	$ 8	$ 7
Interest on accrued benefit obligation	**26**	24	23
Expected return on plan assets	**(23)**	(25)	(27)
Amortization of transitional asset	**(1)**	(1)	(1)
Amortization of prior service costs	**1**	1	1
Amortization of net actuarial loss	**6**	1	1
Restructuring *(note 10)*	**12**	—	(1)
Net periodic pension expense	**$ 28**	$ 8	$ 3
Significant Actuarial Assumptions:			
Discount rate	**6.00%-6.25%**	6.50%-6.75%	6.50%-7.00%
Expected long-term rate of return on plan assets	**8.00%**	8.00%	8.00%
Rate of compensation increase	**3.75%-4.00%**	3.75%-4.00%	3.75%-4.50%

Operating costs include $3 (2002 — $3) related to contributions to Fraser Papers' defined contribution pension plans.

Post-retirement Benefit Plans

Fraser Papers funds health care benefits costs on a pay as you go basis. Fraser Papers' obligations under its post-retirement benefit plans are determined periodically through actuarial valuations. The measurement date for all post-retirement benefit plans is December 31. Information about these plans is as follows:

	2003	2002
Change in Accrued Benefit Obligation During the Year:		
Accrued benefit obligation, beginning of year	**$ 46**	$ 35
Current service cost	**1**	1
Interest on accrued benefit obligation	**3**	2
Benefits paid	**(3)**	(2)
Net actuarial loss	**11**	10
Restructuring *(note 10)*	**4**	—
Foreign currency exchange rate impact	**4**	—
Accrued benefit obligation, end of year	**$ 66**	$ 46
Reconciliation of Funded Status:		
Accrued benefit obligation	**$ 66**	$ 46
Plan assets	**—**	—
	(66)	(46)
Accrued benefit obligation in excess of plan assets		
Unamortized net actuarial loss	**20**	9
Unamortized prior service cost	**1**	1
Net accrued benefit liability	**$(45)**	$(36)

	2003	2002	2001
Components of Net Pension Expense:			
Current service cost	**$ 1**	$ 1	$ —
Interest on accrued benefit obligation	**3**	2	2
Amortization of net actuarial loss	**1**	—	—
Restructuring *(note 10)*	**4**	—	1
Net periodic pension expense	**$ 9**	$ 3	$ 3
Significant Actuarial Assumptions:			
Discount rate	**6.00%- 6.25%**	6.50%- 6.75%	6.75%-7.25%
Health care cost trend rate — 2003	**10.00%-12.00%**	10.00%-10.25%	7.30%-8.00%
Health care cost trend rate — 2013 (ultimate)	**5.00%**	5.00%- 5.25%	4.50%-5.50%

Post-employment Benefits

Operating costs include nil (2002 —$1) related to severance payments, excluding amounts paid under the restructuring plan *(note 10)*.

Note 9. Income Taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities in the combined financial statements and the amounts used for income tax purposes.

Significant components of the provision for (recovery of) income taxes are as follows:

	2003	2002	2001
Current tax expense	**$ 2**	$ 2	$2
Future income tax expense (recovery)	**(3)**	(4)	3
Income tax expense (recovery)	**$(1)**	$(2)	$5

The differences between income taxes computed using statutory tax rates and income tax as recorded are as follows:

	2003	2002	2001
Loss before income tax	**$(93)**	$(16)	$(18)
Tax expense (recovery) at combined statutory rates	**(34)**	(6)	(7)
Effect of:			
Rate differences on foreign activities	**(2)**	—	—
Large corporations tax and other	**(1)**	—	3
Change in valuation allowance	**36**	4	9
Income tax expense (recovery)	**$ (1)**	$ (2)	$ 5

The income tax effects of temporary differences that give rise to future income taxes are as follows:

	2003	2002
Benefit of tax loss carryforwards	**$ 147**	$111
Investment tax credits	**20**	16
Post-employment benefits	**20**	14
Other future income tax assets	**7**	8
Property, plant and equipment	**(87)**	(81)
Future income taxes	**$ 107**	$ 68
Less: Valuation allowance	**(123)**	(87)
Future income taxes, net	**(16)**	(19)
Represented by:		
Current future income tax asset	**11**	11
Long-term future income tax liability	**(27)**	(30)
	(16)	(19)

No income or income-related taxes were paid during 2003, 2002 or 2001.

Following completion of the Arrangement, none of the benefit of tax loss carryforwards, investment tax credits or the related valuation allowance will remain with Fraser Papers, or any of its successors.

Note 10. Restructuring Charge

During 2003, Fraser Papers implemented a productivity improvement plan at its paper operations in New Brunswick and Maine. The productivity plan will reduce the workforce by 331. The workforce reduction will be completed early in 2004 through a combination of voluntary retirements and layoffs. The total cost of the productivity improvement plan is $26, including severance, early retirement, consulting and training costs of $20 and non-cash pension and non-pension post-retirement benefits related charges of $6. $8 of severance, early retirement, consulting and training costs has been paid to date.

Note 11. Interest Expense

Interest expense consists of amounts paid to Nexfor on the interest-bearing portion of Nexfor's net investment.

Note 12. Change in Non-Cash Working Capital

The net change in non-cash working capital balances comprise:

	2003	2002	2001
Cash provided by (used for):			
Accounts receivable	**$(3)**	$ 5	$16
Inventory	**(5)**	(11)	33
Accounts payable and accrued liabilities	**7**	24	(14)
	$(1)	$ 18	$35

Note 13. Commitments & Contingencies

Countervailing Duty and Antidumping Duty

The US International Trade Commission (ITC) has imposed a 18.8% countervail duty (CVD) and an 8.4% antidumping duty (ADD) on Canadian lumber exported to the US. Fraser Papers' New Brunswick mills are only subject to ADD. In 2003, the total paid for these duties is $4 (2002 — $3), (2001 — nil).

Fraser Papers and other Canadian forest product companies, the Canadian Federal Government and Canadian provincial governments categorically deny the US allegations and strongly disagree with the rulings and have launched appeals with various trade bodies. Notwithstanding the rates established in the investigations, the final liability for the assessment of CVD and ADD will not be determined until the appeal process is complete or a negotiated settlement is reached.

Foreign Exchange Hedges

Fraser Papers has entered into forward foreign exchange contracts of CAD $124 (2002 — CAD $120), which are designated as a hedge against its net Canadian dollar-denominated monetary liabilities. The combined statements of operations include a realized gain of $1 (2002 — nil) on matured monetary liability hedges, and at year end, an unrealized gain of $2 (2002 — loss of $1) on outstanding hedges. These realized and unrealized gains are offset by realized and unrealized losses on the monetary liabilities being hedged.

In 2002, Fraser Papers had CAD $80 of outstanding forward foreign exchange contracts which were designated as a hedge of the future Canadian dollar-denominated costs of Fraser Papers. The combined statements of operations include a realized a gain of $4 in 2003 (2002 — nil) on these Canadian dollar cost hedges. The combined statements of operations also include a loss of $1 in 2002 (2001 — $7) related to its matured US$ revenue hedges.

Commodity Hedges

Fraser Papers has entered into a pulp swap for 72,000 tonnes, which effectively fixes the selling price on a portion of the Company's production and is designated as a hedge of a portion of future pulp sales. This swap matures on December 31, 2005 and carries a fixed price of $565 per tonne. The unrealized loss on this hedge is $2 at year end.

Other

Fraser Papers has entered into various commitments for capital expenditures and the future supply of operating services and materials. Commitments under operating leases at December 31, 2003, are: 2004 — $11; 2005 — $11; 2006 — $11; 2007 — $9; 2008 — $7; and subsequent — $36.

Note 14. Related Party Transactions

Nexfor provides certain taxation and treasury services for Fraser Papers. Total amounts paid to Nexfor for their services were less than $1 million in each of 2003, 2002 and 2001.

Fraser sells all of its lumber production through Nexfor. In addition, Nexfor acts as collection agent for Fraser. Total fees paid to Nexfor for these services were $1, $1, and $1 in each of 2003, 2002 and 2001 respectively. These fees are included as a reduction of net sales.

Fraser Papers purchases certain of its electricity from related parties. These parties are related by virtue of being under common significant influence. During 2003, Fraser Papers purchased $9 (2002 — $9), (2001 — $6) of electricity from these related parties. Included in accounts payable and accrued liabilities is $1 (2002 — $1) owing to these related parties.

Fraser Papers has invested $10 in convertible term preferred shares of Katahdin Paper Company LLC (Katahdin), a party related by virtue of being under common significant influence. The shares are convertible into common shares of Katahdin at a price based on a pre-determined formula. This investment is included in other assets.

Fraser Papers has leased certain productive equipment owned by Katahdin. The amount of the lease payments are determined with reference to the profits generated by those assets such that all of the profits earned by Fraser Papers on those assets, net of a management fee, are remitted to the lessor as a lease payment. During 2003, Fraser Papers earned $2 (2002 — nil) after all lease payments to the lessor.

Note 15. Segmented Information

Fraser Papers has two reportable segments:

(i) paper, comprised of the paper, pulp and sawmill operations; and

(ii) timber, comprised of woodland operations.

Fraser Papers operates principally in Canada and the United States.

Operating Segments

	Paper	Timber	Inter-segment	Combined Total
2003				
Net sales	**$837**	**$72**	**$(36)**	**$873**
Less: Cost of sales	**850**	**61**	**(36)**	**875**
Earnings before interest, taxes, depreciation and restructuring charge	**(13)**	**11**	**—**	**(2)**
Depreciation	**(47)**	**(2)**	**—**	**(49)**
Restructuring charge	**(26)**	**—**	**—**	**(26)**
Operating earnings	**$(86)**	**$ 9**	**$ —**	**$(77)**
Assets				
Segmented	**$672**	**$64**		**$736**
Non-Segmented				**11**
Cash				**16**
Total assets				**$763**
Capital investments	**$ 14**	**$ 3**		**$ 17**

	Paper	Timber	Inter-segment	Combined Total
2002				
Net sales	$715	$65	$(33)	$747
Less: Cost of sales	679	55	(33)	701
Earnings before interest, taxes and depreciation	36	10	—	46
Depreciation	(47)	(1)	—	(48)
Operating earnings	$(11)	$ 9	$ —	$ (2)
Assets				
Segmented	$685	$62		$747
Non-segmented				11
Cash				3
Total assets				$761
Capital investments	$ 25	$ 3		$ 28

	Paper	Timber	Inter-segment	Combined Total
2001				
Net sales	$740	$60	$(29)	$771
Less: Cost of sales	703	50	(29)	724
Earnings before interest, taxes and depreciation	37	10	—	47
Depreciation	(48)	(1)	—	(49)
Operating earnings	$(11)	$ 9	$ —	$ (2)
Capital investments	$ 35	$—		$ 35

Geographic Segments

Net sales by geographic segment are determined based on the country of shipment.

	Net Sales			Property, Plant and Equipment	
	2003	2002	2001	**2003**	2002
United States	**$683**	$579	$580	**$295**	$309
Canada[(1)]	**$190**	$168	$191	**$233**	$254
Combined total	**$873**	$747	$771	**$528**	$563
[(1)]Export Sales included in total	**$ 83**	$ 68	$ 77		

EXHIBIT G

INTERIM COMBINED FINANCIAL STATEMENTS

OF

FRASER PAPERS DIVISION

OF

NEXFOR INC.

MARCH 27, 2004

Fraser Papers Division of Nexfor Inc.

Interim Combined Balance Sheets
As at
(US$ millions)

(Unaudited)	**March 27, 2004**	December 31, 2003 (restated — note 2)
Assets		
Current assets:		
Cash	**$ 1**	$ 16
Accounts receivable (note 3)	**57**	64
Inventory	**141**	115
Future income taxes	**11**	11
	210	206
Property, plant and equipment		
Paper	**466**	476
Timber	**53**	53
Other assets	**25**	29
	$754	$764
Liabilities and Nexfor's Net Investment		
Current liabilities:		
Bank advances	**4**	—
Accounts payable and accrued liabilities	**124**	125
	128	125
Long-term debt	**1**	1
Other liabilities	**63**	64
Future income taxes	**26**	26
Nexfor's net investment	**536**	548
	$754	$764

On behalf of the Board of Nexfor Inc.:

K. LINN MACDONALD
Chairman

DOMINIC GAMMIERO
President & Chief Executive Officer

(See accompanying notes)

Fraser Papers Division of Nexfor Inc.

Interim Combined Statements of Operations and Nexfor's Net Investment

Three Months Ended
(US$ millions)

(Unaudited)	March 27, 2004	March 29, 2003
Net sales	**$221**	$200
Earnings before interest, taxes and depreciation:		
Paper	**(3)**	7
Timber	**3**	4
	—	11
Fees on sale of accounts receivable	**(1)**	(1)
Interest expense	**(3)**	(3)
Earnings before depreciation and taxes	**(4)**	7
Depreciation	**(11)**	(13)
Income tax recovery (expense) (note 4)	**1**	(1)
Loss	**$ (14)**	$ (7)
Nexfor's net investment		
Balance, beginning of period	**$548**	$565
Impact of change in accounting policy (note 2)	**—**	(3)
Revised balance, beginning of period	**548**	562
Loss	**(14)**	(7)
Net contribution by Nexfor	**2**	23
Balance, end of period	**$536**	$578

(See accompanying notes)

Fraser Papers Division of Nexfor Inc.

Interim Combined Statements of Cash Flows
Three Months Ended
(US$ millions)

(Unaudited)	March 27, 2004	March 29, 2003
Cash provided by (used for):		
Operating Activities		
Loss	$(14)	$(7)
Items not affecting cash:		
Depreciation	11	13
Future income taxes (note 4)	(2)	—
Other items	8	(5)
	3	1
Net change in non-cash working capital balances	(18)	(7)
	(15)	(6)
Investing Activities		
Capital investments		
Paper	(1)	(3)
Timber	—	—
Other	1	1
	—	(2)
Financing Activities		
Contribution by (distribution to) Nexfor	(4)	24
Bank advances	4	—
	—	24
Increase (decrease) in cash	$(15)	$16

(See accompanying notes)

Fraser Papers Division of Nexfor Inc.

Notes To The Interim Combined Financial Statements
(in millions of US dollars)

(unaudited)

Note 1. Basis of Presentation

These interim combined financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent combined audited financial statements. These interim combined financial statements should be read in conjunction with the annual combined audited financial statements for the year ended December 31, 2003.

Note 2. Change in Accounting Policy

Effective January 1, 2004, Fraser Papers adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition and disclosure of obligations associated with the retirement of tangible long-lived assets. This change in accounting policy has been effected retroactively with prior periods restated to reflect the impact of the change. The cumulative effect of the change was a decrease of $3 in Nexfor's 2003 opening net investment. In addition, as at March 27, 2004 and December 31, 2003, the change resulted in an increase in property, plant and equipment of $1, an increase in other liabilities of $5, and a decrease in future income taxes of $1. The change in policy did not materially impact earnings in 2004 or 2003.

Fraser Papers asset retirement obligations of $5 relate to closure costs for landfills in the Paper segment. Revisions to the liability could occur due to changes in the estimated costs or timing of closures or possible new regulations affecting these closures. In addition to the asset retirement obligations discussed above, Fraser Papers may have other obligations in the event of a permanent plant shutdown. However, these plant assets have indeterminate lives and, therefore, the associated asset retirement obligations are not reasonably estimable and liabilities cannot be established.

Note 3. Accounts Receivable

Fraser Papers sells a portion of its third party trade accounts receivable to a wholly-owned subsidiary of Nexfor. Accounts receivable includes $12 (December 31, 2003 — $15) receivable from the wholly-owned subsidiary of Nexfor for third party trade accounts receivables sold. As at March 27, 2004, the wholly-owned subsidiary of Nexfor had uncollected receivables it had purchased from Fraser Papers of $75 (December 31, 2003 — $62).

Note 4. Income Taxes

Interim income tax expense (recovery) is calculated based on expected annual effective tax rates.

	Three Months Ended	
	Mar 27 2004	Mar 29 2003
Current tax expense	**$ 1**	$ 1
Future income tax expense (recovery)	**(2)**	—
Income tax expense (recovery)	**$(1)**	$ 1

Note 5. Commitments and Contingencies

Countervailing Duty and Antidumping Duty

The US International Trade Commission (ITC) has imposed a 18.8% countervail duty (CVD) and an 8.4% antidumping duty (ADD) on Canadian lumber exported to the US. The New Brunswick mills are only subject to ADD. In 2004, the total paid for these duties is $1 (2003 — $1).

Fraser Papers and other Canadian forest product companies, the Canadian Federal Government and Canadian provincial governments categorically deny the US allegations and strongly disagree with the rulings and have launched appeals with various trade bodies. Notwithstanding the rates established in the investigations, the final liability for the

assessment of CVD and ADD will not be determined until the appeal process is complete or a negotiated settlement is reached.

Commodity Hedges

At March 27, 2004, Fraser Papers had pulp swaps outstanding on 134,000 tonnes of market pulp at an average price of $570 per tonne. These swaps effectively fix the selling price on a portion of Fraser Papers' pulp production and are designated as a hedge of a portion of future pulp sales. The unrealized loss on these hedges is $6. These hedges mature as follows:

	2004	2005	2006
Hedged volume (tonnes)	50,000	60,000	24,000
Hedged exposure	25%	25%	10%

Note 6. Segmented Information

Fraser Papers has two reportable segments:

i) paper, comprised of the paper, pulp, and sawmill operations; and

ii) timber, comprised of woodland operations.

Fraser Papers operates principally in Canada and the United States.

	Paper	**Timber**	**Inter-segment**	**Combined Total**
Three months ended Mar 27, 2004				
Net sales	**$209**	**$ 25**	**$(13)**	**$221**
Less: Cost of sales	**212**	**22**	**(13)**	**221**
Earnings before interest, taxes and depreciation	**(3)**	**3**	**—**	**—**
Depreciation	**(10)**	**(1)**	**—**	**(11)**
Operating earnings	**$(13)**	**$ 2**	**$ —**	**$(11)**
Capital investments	**$ 1**	**$ —**		**$ 1**

	Paper	Timber	Inter-segment	Combined Total
Three months ended Mar 29, 2003				
Net sales	$190	$ 20	$(10)	$200
Less: Cost of sales	183	16	(10)	189
Earnings before interest, taxes and depreciation	7	4	—	11
Depreciation	(12)	(1)	—	(13)
Operating earnings	$ (5)	$ 3	$ —	$ (2)
Capital investments	$ 3	$ —		$ 3

EXHIBIT H

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

OF

FRASER PAPERS INC.

MARCH 27, 2004

Compilation Report

To the Directors of Nexfor Inc.,

We have read the accompanying unaudited pro forma consolidated balance sheet of Fraser Papers Inc. (the "Company") as at March 27, 2004 and unaudited pro forma consolidated statements of operations for the three months then ended and for the year ended December 31, 2003, and have performed the following procedures:

(a) Compared the figures in the columns captioned "March 27, 2004" to the unaudited financial statements of the Fraser Papers division of Nexfor Inc. (the "Division") as at March 27, 2004 and for the three months then ended, and the column "December 31, 2003" to the audited financial statements of the Division for the year ended December 31, 2003, respectively, and found them to be in agreement.

(b) Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(i) the basis for determination of the pro forma adjustments; and

(ii) whether the pro forma consolidated financial statements comply as to form in all material respects with applicable requirements of National Instrument 44-101.

The officials:

(iii) described to us the basis for determination of the pro forma adjustments; and

(iv) stated that the pro forma consolidated financial statements comply as to form in all material respects with applicable requirements of National Instrument 44-101.

(c) Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

(d) Recalculated the application of the pro forma adjustments to the column captioned "March 27, 2004" as at March 27, 2004 and for the three months then ended, and to the column captioned "December 31, 2003" for the year ended December 31, 2003, and found the amounts in the columns captioned "Pro forma Consolidated Balance Sheet" and "Pro forma Consolidated Statement of Operations" to be arithmetically correct.

A pro forma consolidated financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Ernst & Young LLP

Toronto, Canada
April 30, 2004

Chartered Accountants

Fraser Papers Inc.

Pro Forma Consolidated Balance Sheet
As at
(US$ millions)

(unaudited)	March 27, 2004	Pro Forma Adjustments	(Note 2) Ref	**Pro Forma Consolidated Balance Sheet**
Assets				
Current assets:				
Cash	$ 1	$ 29	[a]	**$ 30**
Accounts receivable	57	63	[c]	**120**
Inventory	141			**141**
Future income taxes	11			**11**
	210	92		**302**
Property, plant and equipment				
Paper	466			**466**
Timber	53			**53**
Other assets	25			**25**
	$754	$ 92		**$846**
Liabilities and Nexfor's Net Investment or Shareholders' Equity				
Current liabilities:				
Bank advances	$ 4	$ (4)	[a][d]	**$ —**
Accounts payable and accrued liabilities	124			**124**
	128	(4)		**124**
Long-term debt	1	90	[a]	**91**
Other liabilities	63			**63**
Future income taxes	26	42	[a][e]	**68**
Nexfor's net investment	536	(536)	[a][d]	**—**
Shareholders' equity		500	[a]	**500**
	$754	$ 92		**$846**

On behalf of the Board of Nexfor Inc.:

K. LINN MACDONALD
Chairman

DOMINIC GAMMIERO
President & Chief Executive Officer

(See accompanying notes)

Fraser Papers Inc.

Pro Forma Consolidated Statement of Operations

Three Months Ended

(US$ millions, except per share information)

(unaudited)	March 27, 2004	Pro Forma Adjustments	(Note 2) Ref	**Pro Forma Consolidated Statement of Operations**
Net sales	$221	$		**$ 221**
Earnings before interest, taxes, depreciation and restructuring charge:				
Paper	(3)			**(3)**
Timber	3	—		**3**
	—			**—**
Fees on sale of accounts receivable	(1)	1	[c]	**—**
Interest expense	(3)	2	[a][b]	**(1)**
Earnings before depreciation and taxes	(4)	3		**(1)**
Depreciation	(11)			**(11)**
Income tax recovery	1	—		**1**
Loss	$ (14)	$ 3		**$ (11)**
Loss per common share (note 3)				**($ 0.37)**

(See accompanying notes)

Fraser Papers Inc.

Pro Forma Consolidated Statement of Operations
Year Ended
(US$ millions, except per share information)

(unaudited)	December 31, 2003	Pro Forma Adjustments	(Note 2) Ref	Pro Forma Consolidated Statement of Operations
Net sales	$873	$ —		**$ 873**
Earnings before interest, taxes, depreciation and restructuring charge:				
Paper	(13)			**(13)**
Timber	11	—		**11**
	(2)			**(2)**
Restructuring charge	(26)			**(26)**
Interest income	1			**1**
Fees on sale of accounts receivable	(6)	6	[c]	**—**
Interest expense	(11)	7	[a][b]	**(4)**
Earnings before depreciation and taxes	(44)	13		**(31)**
Depreciation	(49)			**(49)**
Income tax recovery (expense)	1	—		**1**
Loss	$ (92)	$13		**$ (79)**
Loss per common share (note 3)				**$ (2.63)**

(See accompanying notes)

Fraser Papers Inc.

Notes to the Pro Forma Consolidated Financial Statements
(in millions of US dollars, except per share information)

(unaudited)

In these notes ''Nexfor'' means Nexfor Inc. and all of its consolidated subsidiaries and affiliates, and ''Fraser Papers'' means the Fraser Papers division of Nexfor Inc. as it has been carved out under the Plan of Arrangement (the ''Arrangement'').

Note 1. Basis of Presentation

The pro forma consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The pro forma consolidated balance sheet has been prepared from the combined balance sheet of Fraser Papers as at March 27, 2004. The pro forma consolidated statements of operations for the three months ended March 27, 2004 and the year ended December 31, 2003 have been prepared from the combined statements of operations for the periods then ended. These pro forma consolidated financial statements should be read in conjunction with the combined financial statements of Fraser Papers, including the notes thereto, which are presented elsewhere in the information circular.

These pro forma consolidated financial statements are not necessarily indicative of the financial position or results of operations that would have resulted had the relevant transactions taken place at the respective dates referred to below.

Note 2. Pro Forma Assumptions and Adjustments

The pro forma consolidated financial statements have been presented assuming the Arrangement, as described elsewhere in this information circular has been effected on January 1, 2003 for the pro forma consolidated statements of operations and on March 27, 2004 for the pro forma consolidated balance sheet. These pro forma consolidated financial statements give effect to the following items:

(a) Nexfor will distribute $500 of shareholders' equity to its shareholders on the Effective Date comprising the assets and liabilities of Fraser Papers, $30 of cash and a note payable to Norbord (the ''Note''). The value of the Note will be determined on the Effective Date and will be equal to the amount by which the net assets distributed exceed $500, excluding the Note itself and any impact on carrying values resulting from the implementation of Section 3475 of the CICA Handbook, ''Disposal of Long-Lived Assets and Discontinued Operations''. The Note will have a term of 12 months, can be extended for a further 6 months, and will bear interest at LIBOR + 3%.

(b) Historical interest expense relates to interest owing to Nexfor on amounts which are included in Nexfor's net investment. The adjustment to interest expense gives effect to the elimination of Nexfor's net investment as a result of the Arrangement and resulting capitalization of Fraser Papers.

(c) Fraser Papers currently participates in a receivables purchase program (''RPP'') whereby a Nexfor affiliate purchases its accounts receivable less a fee. Fraser Papers will not participate in the RPP after the Effective Date and accordingly, the accounts receivable balance and income of Fraser Papers have been adjusted to reflect the termination of the program.

(d) The components included in Nexfor's net investment in Fraser Papers combined balance sheet at March 27, 2004 have been separately disclosed into the respective balance sheet lines reflecting the initial capitalization of Fraser Papers Inc.

(e) Certain of the temporary differences included in future income taxes on the combined balance sheet will remain with Norbord after the disposition of Fraser Papers.

(f) Estimated annual corporate costs of approximately $2 to $4 have not been reflected in these financial statements. Included in this estimate is salaries, professional services, rent and other corporate office expenses.

Note 3. Earnings per Common Share

Earnings per common share is calculated as follows:

	Pro Forma Period	
	Quarter Ended March 27, 2004	Year Ended December 31, 2003
Loss	(11)	(79)
Common shares (millions)	30	30
Loss per common share	$ (0.37)	$ (2.63)

As a result of the Arrangement, it is anticipated that Fraser Papers will have approximately 30 million shares outstanding. This estimate is based on the number of Nexfor Inc. shares outstanding as at March 27, 2004 and calculated based on the terms of the Arrangement.

EXHIBIT I

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

OF

NORBORD INC.

March 27, 2004

Compilation Report

To the Directors of Nexfor Inc.,

We have read the accompanying unaudited pro forma consolidated balance sheet of Norbord Inc. (the ''Company'') as at March 27, 2004 and unaudited pro forma consolidated statements of earnings for the three months then ended and for the year ended December 31, 2003, and have performed the following procedures:

(a) Compared the figures in the columns captioned ''March 27, 2004'' to the unaudited financial statements of the Company as at March 27, 2004 and for the three months then ended, and the column ''December 31, 2003'' to the audited financial statements of the Company for the year ended December 31, 2003, respectively, and found them to be in agreement.

(b) Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(i) the basis for determination of the pro forma adjustments; and

(ii) whether the pro forma consolidated financial statements comply as to form in all material respects with applicable requirements of National Instrument 44-101.

The officials:

(iii) described to us the basis for determination of the pro forma adjustments, and

(iv) stated that the pro forma consolidated financial statements comply as to form in all material respects with applicable requirements of National Instrument 44-101.

(c) Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

(d) Recalculated the application of the pro forma adjustments to the column captioned ''March 27, 2004'' as at March 27, 2004 and for the three months then ended, and to the column captioned ''December 31, 2003'' for the year ended December 31, 2003, and found the amounts in the columns captioned ''Pro forma Consolidated Balance Sheet'' and ''Pro forma Consolidated Statement of Earnings'' to be arithmetically correct.

A pro forma consolidated financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Ernst & Young LLP

Toronto, Canada
April 30, 2004

Chartered Accountants

Norbord Inc.

Pro Forma Consolidated Balance Sheet

(US$ millions)

As at

(unaudited)	March 27, 2004	Pro Forma Adjustments Fraser Papers (2a)	Pro Forma Adjustments Note Issuance (2b)	**Pro Forma Consolidated Balance Sheet**
Assets				
Current assets:				
Cash and short-term notes	$ 187	$ (30)	$	**$ 157**
Accounts receivable	290	(120)		**170**
Inventory	221	(141)		**80**
Future income taxes	24	(11)		**13**
	722	(302)		**420**
Property, plant and equipment				
Panels	850			**850**
Paper	466	(466)		**—**
Timber	53	(53)		**—**
Other assets	20	(25)	90	**85**
	$2,111	$(846)	$90	**$1,355**
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$ 290	$(124)		**166**
Current portion of long-term debt	1	—	—	**1**
	291	(124)		**167**
Long-term debt	632	(91)	90	**631**
Other liabilities	104	(63)		**41**
Future income taxes	115	(68)		**47**
Shareholders' equity	969	(500)	—	**469**
	$2,111	$(846)	$90	**$1,355**

On behalf of the Board:

K. LINN MACDONALD
Chairman

DOMINIC GAMMIERO
President & Chief Executive Officer

(See accompanying notes)

Norbord Inc.

Pro Forma Consolidated Statement of Earnings

Three Months Ended

(US$ millions, except per share information)

(unaudited)	March 27, 2004	Pro Forma adjustments Fraser Papers (2a)	Note Issuance (2b)	**Pro Forma Consolidated Balance Sheet**
Net sales	$ 569	$(221)	$ —	**$ 348**
Earnings before interest, taxes and depreciation	157			**157**
Interest and other income	1		1	**2**
Interest expense	(8)	—	—	**(8)**
Earnings before depreciation and taxes	150		1	**151**
Depreciation	(30)	11		**(19)**
Income tax recovery (expense)	(39)	(4)	—	**(43)**
Earnings	$ 81	$ 7	$ 1	**$ 89**
Earnings per common share *(note 3)*				
Basic	$0.54			**$0.60**
Diluted	$0.54			**$0.60**

(See accompanying notes)

Norbord Inc.

Pro Forma Consolidated Statement of Earnings
Year Ended
(US$ millions, except per share information)

(unaudited)	December 31, 2003	Pro Forma adjustments Fraser Papers (2a)	Note Issuance (2b)	**Pro Forma Consolidated Statement of Earnings**
Net sales	$1,939	$(873)	$ —	**$1,066**
Earnings before interest, taxes, depreciation and restructuring charge	359	2		**361**
Restructuring charge	(26)	26		**—**
Interest and other income	5	(1)	4	**8**
Interest expense	(37)			**(37)**
Earnings before depreciation and taxes	301	27	4	**332**
Depreciation	(124)	49		**(75)**
Income tax recovery (expense)	(61)	(27)	(1)	**(89)**
Earnings from continuing operations	$ 116	$ 49	$ 3	**$ 168**
Gain on sale of discontinued operations	12			**12**
Earnings of discontinued operations	(2)			**(2)**
Earnings	$ 126	$ 49	$ 3	**$ 178**
Earnings from continuing operations per common share: *(note 3)*				
Basic	$ 0.78			**$ 1.14**
Diluted	$ 0.78			**$ 1.14**
Earnings per common share:				
Basic	$ 0.85			**$ 1.21**
Diluted	$ 0.85			**$ 1.21**

(See accompanying notes)

Norbord Inc.

Notes to the Pro Forma Consolidated Financial Statements
(in millions of US dollars, except per share information)

(unaudited)

Note 1. Basis of Presentation

The pro forma consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The pro forma consolidated balance sheet of Norbord Inc. (''Norbord'') has been prepared from the consolidated balance sheet of Nexfor Inc. as at March 27, 2004. The pro forma consolidated statement of earnings for the three months ended March 27, 2004 and the year ended December 31, 2003 have been prepared from the consolidated statements of earnings for the periods then ended. These pro forma consolidated financial statements should be read in conjunction with those consolidated financial statements.

These pro forma consolidated financial statements are not necessarily indicative of the financial position or results of operations that would have resulted had the relevant transactions taken place at the respective dates referred to below.

Note 2. Pro Forma Assumptions and Adjustments

The pro forma consolidated financial statements have been presented assuming the Arrangement, as described elsewhere in this information circular has been effected on January 1, 2003 for the pro forma consolidated statements of earnings and on March 27, 2004 for the pro forma consolidated balance sheet. These pro forma consolidated financial statements give effect to the following items:

a. The distribution of the Fraser Papers division as at March 27, 2004, after the assumptions and adjustments that give effect to the capitalization of Fraser Papers Inc..

b. Upon distribution of Fraser Papers Inc., Norbord will take back a note payable from Fraser Papers Inc. (the ''Note''). The value of the Note will be determined on the Effective Date and will be equal to the amount by which the net assets distributed exceeds $500, excluding the Note itself and any impact from the implementation of Section 3475 of the CICA Handbook, ''Disposal of Long-Lived Assets and Discontinued Operations''. The Note will have a term of 12 months, can be extended for 6 months and will bear interest at Libor +3%.

Note 3. Earnings per common share

Earnings per common share is calculated as follows:

	Quarter Ended		Year Ended	
	Mar 27, 2004	Pro Forma	Dec 31, 2003	Pro Forma
Earnings from continuing operations available to common shareholders:				
Earnings from continuing operations			$ 116	**$ 168**
Less: Preferred share dividends			(2)	**(2)**
			$ 114	**$ 166**
Earnings available to common shareholders				
Earnings	$ 81	**$ 89**	$ 126	**$ 178**
Less: Preferred share dividends	—	**—**	(2)	**(2)**
	$ 81	**$ 89**	$ 124	**$ 176**
Common shares (millions):				
Weighted average number of common shares outstanding	148.4	**148.4**	145.7	**145.7**
Stock options	1.4	**1.4**	0.3	**0.3**
Diluted number of common shares	149.8	**149.8**	146.0	**146.0**
Earnings from continuing operations per common share:				
Basic			$ 0.78	**$ 1.14**
Diluted			$ 0.78	**$ 1.14**
Earnings per common share:				
Basic	$ 0.54	**$ 0.60**	$ 0.85	**$ 1.21**
Diluted	$ 0.54	**$ 0.60**	$ 0.85	**$ 1.21**

Note 4. Commitments and Contingencies

In the ordinary course of business, Nexfor Inc. has provided financial guarantees to its wholly-owned subsidiaries, including Fraser Papers. Upon approval of the Arrangement, Norbord will continue to provide these guarantees to Fraser Papers for a period of up to 18 months. It is estimated that guarantees in the range of $70 to $90 will be outstanding after giving effect to the Arrangement.

EXHIBIT J

CORPORATE GOVERNANCE PRACTICES

Nexfor is committed to following sound corporate governance policies and practices to ensure that the interests of our shareholders, employees and the communities in which we operate are continuously maintained.

As a public company listed on the Toronto Stock Exchange (TSX), Nexfor's corporate governance policies and practices, in all material respects, meet the guidelines for improved corporate governance in Canada, adopted by the TSX and applicable requirements of the Sarbanes-Oxley Act of 2002.

Role of Board of Directors

The Board of Directors is responsible for overseeing the management of Nexfor's affairs directly and through its committees. At all times, the Board intends to act on behalf of the best interests of the shareholders of Nexfor.

Among its principal responsibilities, the Board:

- Reviews and approves Nexfor's overall business strategy and its annual business plan
- Reviews the risks and alternatives in Nexfor's business to ensure appropriate systems or plans are in place to manage these risks
- Reviews and approves strategic initiatives and capital investment plans to ensure Nexfor's proposed actions are consistent with shareholders' objectives and expectations
- Appoints the CEO and approves the appointment of senior management
- Establishes a compensation plan for the CEO and approves the compensation of senior management
- Reviews succession and development plans for senior management
- Maintains integrity within Nexfor by reviewing and monitoring disclosure controls and procedures, internal controls and procedures for financial reporting and compliance with the Code of Business Conduct
- Approves Nexfor's financial reports to shareholders
- Sets the Corporation's dividend policy and approves quarterly dividends
- Ensures the effective operation of the Board and its committees
- Assesses management's performance against approved business plans and key industry performance indicators
- Ensures policies and processes are in place to address key business issues of the Corporation including financial, environmental, health and safety, business conduct, pension management and communications
- Approves significant and material issues — in addition to those matters that must, by law, be approved by the Board, Nexfor's Board also provides approval on:
    - any disposition or expenditure in excess of CAD $3 million and for any cost overrun on any of these projects in excess of 10% or CAD $2 million whichever is less,
    - any new loan agreement or guarantee for an amount in excess of CAD $10 million,
    - changes in senior management at the Corporation and its principal operating subsidiaries, and
    - any other material agreement or arrangement that is not in the ordinary course of business.

Meetings of the Board

The Board of Directors meets at least quarterly, plus at least once per year to review Nexfor's strategy, with additional meetings scheduled when required. While most Board meetings are held at the Nexfor corporate office in Toronto, meetings are periodically held at an operating location. This gives the Directors an opportunity to improve their understanding of the operations of Nexfor.

Composition and Size of the Board

The Board of Directors currently comprises 13 Directors, including 11 independent Directors, four of which are closely related to the Corporation's major shareholder, Brascan Corporation, and two related Directors including the

CEO. The Board considers that this combination leads to a constructive exchange of views in Board deliberations resulting in objective, balanced and informed decision-making.

The Corporation's Directors represent a diverse base of business skills and experiences to ensure effective oversight and reporting.

Independent Directors 11 of 13

J.W. Bud Bird
Jack L. Cockwell*
Dian Cohen
Pierre Dupuis
J. Bruce Flatt*
Gordon E. Forward
Robert J. Harding*
Aldéa Landry
Margot Northey
Timothy R. Price*
Don S. Wells

Related Directors 2 of 13
Dominic Gammiero
K. Linn Macdonald (Chairman)

* Denotes Director closely related to Brascan Corporation

Eleven of the 13 Directors, comprising a majority of the Board, are unrelated directors within the meaning of the TSX Guidelines. The two Directors considered to be related within the meaning of the TSX Guidelines are: Dominic Gammiero, President and CEO of Nexfor since 1999, and K. Linn Macdonald, Chairman of the Board and former President and CEO of the Corporation from 1991-1999.

It is the policy and practice of the Board that at each regular meeting, the Directors meet and discuss the Corporation's affairs without management Directors present. These sessions are conducted under the direction of the Corporation's Lead Director, Robert J. Harding, and any material information is reported to management.

Committees of the Board

Board committees assist in the effective functioning of the Corporation's Board of Directors. The composition of the Board committees, all of which consist of independent Directors, should ensure that the views of unrelated and independent Directors are effectively represented.

Nexfor's Board of Directors has five Committees: the Audit Committee, the Corporate Governance Committee, the Human Resources Committee, the Pension Committee and the Environment, Health and Safety Committee. It is the Board's policy that each Committee meets without management Directors present at each of its meetings.

Special Committees may be formed from time to time as required to review particular matters or transactions.

Audit Committee

The Audit Committee assists the Board in meeting its fiduciary responsibilities relating to corporate accounting and reporting practices. Its duties include overseeing internal controls, reviewing risk management practices, and approving quarterly and annual financial filings. The extensive review of audit Committees now underway in Canada and the United States has led to a number of specific regulations and recommendations on the mandate, practices and performance of audit committees. As a result, Nexfor will continue to review the terms of reference of the Audit Committee and update the charter as further rules are established. Full terms of reference for the Audit Committee are set out in Exhibit L to this Circular and are on the Corporation's website at www.nexfor.com

The Audit Committee comprises four independent Directors: J.W. Bud Bird (Chair), Pierre Dupuis, Gordon E. Forward and Don S. Wells.

Corporate Governance Committee

The Corporate Governance Committee is responsible for the development and monitoring of the Corporation's corporate governance practices. Its duties include the identification and recommendation of potential nominees or appointees to the Board and the assessment of the effectiveness of the Board, its size and composition, its committee structure and the individual performance of its directors. The Committee also has responsibility for the review of the Corporation's communications policy and its Code of Business Conduct. Full terms of reference for the Corporate Governance Committee are available on the Corporation's website at www.nexfor.com

The Corporate Governance Committee comprises four independent Directors: Dian Cohen (Chair), Robert J. Harding, Margot Northey and Don S. Wells.

Human Resources Committee

The Human Resources Committee approves the Corporation's compensation and benefits policy and monitors its implementation. It reviews management succession plans and considers appointments of officers of the Corporation. The Committee annually assesses the performance of the Chief Executive Officer against agreed targets and recommends the CEO's compensation to the Board. For all other officers, the Committee approves the compensation levels. Together with the Chief Executive Officer, the Committee reviews the performance of senior officers of the Corporation and makes compensation recommendations to the Board. The Committee also recommends compensation for Directors. Full terms of reference for the Human Resources Committee are available on the Corporation website at www.nexfor.com.

The Human Resources Committee comprises five independent Directors: Jack L. Cockwell (Chair), Pierre Dupuis, Gordon E. Forward, Robert J. Harding and Margot Northey.

Pension Committee

The Pension Committee is responsible for overseeing the funding, investment management and administration of Nexfor's employee retirement plans, as managed by the Corporation's Pension Management Committee (consisting of senior finance and human resources executives). The Pension Committee approves the appointment of Pension Management Committee members; reviews and approves the appointment of outside firms engaged to support the investment and funding activities of the plans; reviews and approves funding objectives, assumptions and strategies in respect of Nexfor's defined benefit plans; and annually assesses the overall performance and regulatory compliance of Nexfor's retirement plans. Full terms of reference for the Pension Committee are available on the Company website at www.nexfor.com.

The Pension Committee comprises four independent Directors: J.W. Bud Bird, Dian Cohen, Aldéa Landry, and Timothy R. Price (Chair).

Environment, Health and Safety Committee

The mandate of the Environment, Health and Safety Committee is to assist the Board in carrying out its responsibilities with respect to health, safety and environmental issues. The Committee reviews compliance with relevant Board resolutions and with the Corporation's environmental and health and safety policies, and assesses the effectiveness of the Corporation's environmental management processes and health and safety programs including the review of internal audits of these processes and programs.

Full terms of reference for the Environment, Health and Safety Committee are available on the Corporation website at www.nexfor.com.

The Environment, Health and Safety Committee comprises six independent directors: Dian Cohen, J. Bruce Flatt, Gordon E. Forward, Aldéa Landry, Margot Northey (Chair) and Timothy R. Price.

Nexfor Management

The primary responsibility of management is to create value for its shareholders based on an approved business strategy and action plan. The Board of Directors is responsible to ensure the performance of management is adequate and to bring about any management change that will enable Nexfor to perform satisfactorily. Nexfor's corporate governance principles are intended to encourage autonomy and effective decision-making by management while ensuring scrutiny by Nexfor's Board of Directors and its Committees.

Role of Chairman

The Chairman is appointed by the Board of Directors. The role of the Chairman is as follows:

1. Manage the business of the Board and ensure that the functions identified in the Terms of Reference of the Board are being effectively carried out by the Board and its Committees
2. Ensure that all Directors receive the information required for the proper performance of their duties
3. Ensure that the appropriate committee structure is in place and recommend appointments to such Committees
4. Lead in the annual review of Director and Board performance and make recommendations for changes when appropriate
5. Work with the CEO and senior management to monitor progress on strategic planning, policy implementation and succession planning

Role of President and CEO

The President and CEO reports to and is accountable to the Board of Directors. The CEO's role is as follows:

1. Provide leadership of the Corporation and, subject to approved policies and direction by the Board, manage the operation, organization and administration of the Corporation
2. Present to the Board for approval a long-term vision for the Corporation together with strategies to achieve that vision, the risks and alternatives to these strategies and specific steps and performance indicators, which will enable the Board to evaluate progress on implementing such strategies
3. Propose to the Board for approval annual capital and operating plans that implement the Corporation's strategies together with key financial and other performance goals for the Corporation's activities and report regularly to the Board on the progress against these goals
4. Act as the primary spokesperson for the Corporation to all its stakeholders
5. Present to the Board for approval annually an assessment of the Corporation's management resources together with a succession plan that provides for the orderly succession of senior management including the recruitment, training and development required
6. Recommend to the Board the appointment or termination of any officer of the Corporation other than the Chairman
7. Develop and implement the systems and processes to support the policies established by the Board

Role of the Lead Director

The Lead Director is appointed by the independent Directors. The Lead Director's role is as follows:

1. Chair meetings held without management Directors present
2. Liaise between management and independent Directors

Board Information

The information provided by Nexfor management to the Board of Directors is critical to the Board's effectiveness. In addition to reports presented to the Board at regular and special meetings, the Board is also informed on a timely basis by management of corporate developments and key decisions by management in pursuing Nexfor's strategic plan.

New Directors are provided with comprehensive information about Nexfor.

All Directors have the opportunity to meet and participate in work sessions with management to obtain insight into the operations and business of the Corporation. Directors are also free to consult with members of management, whenever they so require, and to engage outside advisors with the Chairman's authorization.

Management Remuneration

Nexfor's remuneration policies are intended to provide a direct link between competitive industry compensation and Corporation and individual performance. Bonus compensation is reviewed annually by the CEO and approved by

the Board of Directors. Periodic reviews of compensation practices are carried out to ensure management is fairly rewarded, based on performance.

Communications Policy

Nexfor keeps shareholders informed of its activities and progress through a comprehensive annual report, quarterly reports and news releases. A regularly updated web site (www.nexfor.com) provides additional information about the Corporation as well as ready access to published reports, news releases, statutory filings and supplemental information provided to financial analysts and investors.

Directors and management meet with Nexfor shareholders at the annual meeting, held in Toronto, and are available to respond to shareholder questions.

Nexfor's investor relations program seeks to ensure that shareholder enquiries are responded to in a timely manner. Management meets on a regular basis with investment analysts and financial advisors to ensure that accurate information is available to investors, including quarterly conference calls and web casts to discuss Nexfor's results. Nexfor also endeavors to ensure news media is kept apprised of developments as they occur.

All Nexfor communications are carried out in accordance with the Corporation's Corporate Disclosure Policy, which is posted on Nexfor's website at www.nexfor.com. This ensures fairness, accuracy and timeliness in reporting material information that is likely to affect the price of Nexfor's publicly traded securities.

January, 2004

EXHIBIT K

BOARD OF DIRECTORS — TERMS OF REFERENCE

1. Role of Board

The role of the Board of directors is to supervise the business and affairs of the Corporation, which are conducted by its officers and employees under the direction of the Chief Executive Officer (''CEO''), to enhance the long-term value of the Corporation for its shareholders. The Board is elected by the shareholders to oversee management to ensure that the best interests of the shareholders are advanced by enhancing shareholder value in a manner that recognizes the concerns of other stakeholders in the Corporation including its employees, suppliers, customers and the communities in which it operates.

2. Authority and Responsibilities

The Board of Directors meets regularly to review reports by management on the performance of the Corporation. In addition to the general supervision of management, the Board performs the following functions:

(a) **strategic planning** — overseeing the strategic planning process within the Corporation and reviewing, approving and monitoring the strategic plan for the Corporation, including fundamental financial and business strategies and objectives;

(b) **risk assessment** — assessing the major risks facing the Corporation and reviewing, approving and monitoring the manner of managing those risks;

(c) **CEO** — developing a position description for the CEO including the corporate objectives that the CEO is responsible for meeting and selecting, evaluating and compensating the CEO;

(d) **senior management** — overseeing the selection, evaluation and compensation of senior management and monitoring succession planning; and

(e) **maintaining integrity** — reviewing and monitoring the controls and procedures within the Corporation to maintain its integrity including its disclosure controls and procedures, its internal controls and procedures for financial reporting and compliance with its code of ethics.

In addition to those matters that must, by law, be approved by the Board, specific Board approval must be obtained for:

(i) any disposition or expenditure in excess of CAD $3,000,000 and any cost overrun on any project in excess of 10% or CAD $2,000,000, whichever is less;

(ii) any loan agreement or guarantee for an amount in excess of CAD $10,000,000; and

(iii) any other material agreement or arrangement that is not in the ordinary course of business of the Corporation.

3. Composition and Procedures

(a) **Size of Board and selection process** — The Directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Corporate Governance Committee proposes to the full board the nominees for election to the Board and the Board proposes a slate of nominees to the shareholders for election. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal upon compliance with the requirements prescribed by the *Canada Business Corporations Act* or at the annual meeting. The Board also determines the number of Directors on the Board, subject to a minimum of eight and a maximum of 20. Between annual meetings, the Board may appoint Directors to serve until the next annual meeting.

(b) **Qualifications** — Directors should have the highest personal and professional ethics and values and be committed to advancing the best interests of the shareholders of the Corporation. They should possess skills and competencies in areas that are relevant to the Corporation's activities. A majority of the Directors will be ''unrelated Directors'' under the Toronto Stock Exchange (''TSX'') guidelines.

(c) **Retirement** — Not more than three Directors will be over 70 years of age when re-elected or appointed.

(d) **Director orientation** — The Chief Financial Officer and the Corporate Secretary are responsible for providing an orientation and education program for new Directors. Each new Director must, within three months of becoming a Director, spend one day at the head office of the Corporation for personal briefings by senior management on the Corporation's strategic plan, major risks and other key business matters.

(e) **Meetings** — The Board has at least four scheduled meetings a year. The Board is responsible for its agenda. Prior to each Board meeting, the CEO will discuss agenda items for the meeting with the Chairman of the Board and the Lead Director. Materials for each meeting will be distributed to the directors in advance.

The unrelated Directors have at least four scheduled meetings a year without management present. The Directors have appointed a Lead Director to Chair these meetings.

(f) **Committees** — The Board has established the following permanent Committees to assist the Board in discharging its responsibilities — audit, corporate governance, human resources, pension, and environment, health and safety. Special Committees are established from time to time to assist the Board in connection with specific matters. The chairman of each Committee reports to the Board following meetings of the Committee. The terms of reference of each permanent Committee is reviewed annually by the Board.

(g) **Evaluation** — The Corporate Governance Committee performs an annual evaluation of the effectiveness of the Board as a whole, the Committees of the Board and the contributions of individual Directors.

(h) **Compensation** — The Human Resources Committee recommends to the Board the compensation and benefits for non-management directors. In reviewing the adequacy and form of compensation and benefits, the Committee seeks to ensure that the compensation and benefits reflect the responsibilities and risks involved in being a Director of the Corporation and align the interests of the Directors with the best interests of the shareholders.

(i) **Access to independent advisors** — The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any Director may, subject to the approval of the Chairman of the Board, retain an outside advisor at the expense of the Corporation.

EXHIBIT L

AUDIT COMMITTEE — TERMS OF REFERENCE

1. Role of Audit Committee

The role of the Audit Committee is to assist the Board in its oversight of the integrity of the financial and related information of the Corporation including its financial statements, the internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements and to review the independence, qualifications and performance of the external auditor of the Corporation. Management is responsible for establishing and maintaining those controls, procedures and processes and the Audit Committee is appointed by the Board to review and monitor them.

2. Authority and Responsibilities

In carrying out its role, the Audit Committee has the following authority and responsibilities:

(a) **financial information and reporting —**

(i) to review and discuss with management and the external auditor, as appropriate

(A) the annual audited financial statements and the interim financial statements including the accompanying management's discussion and analysis and

(B) earnings guidance and other releases containing information taken from the Corporation's financial statements prior to their release; and

(ii) to review the Corporation's financial reporting and accounting standards and principles and any proposed material changes to them or their application;

(b) **internal controls** — to review, with the Chief Financial Officer (''CFO''), the external auditor and others, as appropriate, the Corporation's internal system of audit controls;

(c) **external audit —**

(i) to recommend to the Board, for shareholder approval, the external auditor to examine the Corporation's accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and the Audit Committee as representatives of the shareholders of the Corporation;

(ii) to evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor;

(iii) to pre-approve any non-audit services to be provided to the Corporation by the external auditor and the fees for those services;

(iv) to obtain and review, at least annually, a written report by the external auditor setting out the auditor's internal quality-control procedures, any material issues raised by the auditor's internal quality-control reviews and the steps taken to resolve those issues; and

(v) to review, at least annually, the relationships between the Corporation and the external auditor in order to establish the independence of the external auditor;

(d) **risk management** — to review and monitor the Corporation's major financial risks and risk management policies and the steps taken by management to mitigate those risks; and

(e) **compliance —**

(i) to review the Corporation's financial reporting procedures and policies to ensure compliance with all legal and regulatory requirements and to investigate any non-adherence to those procedures and policies; and

(ii) to establish procedures for the receipt and treatment of any complaint regarding accounting, internal accounting controls or auditing matters including procedures for the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

3. Composition and Procedures

(a) **Size** — The Audit Committee will consist of a minimum of three directors. The members of the Committee are appointed by the Board upon the recommendation of the Corporate Governance Committee and may be removed by the Board in its discretion.

(b) **Qualifications** — All members of the Committee must be ''unrelated Directors'' under the Toronto Stock Exchange (''TSX'') guidelines. All members of the Committee must be ''financially literate'', i.e., have the ability to read and understand a balance sheet, an income statement and a cash flow statement. At least one member of the Committee should have ''accounting or related financial expertise'', i.e., the ability to analyze and interpret a full set of financial statements, including the attached notes, in accordance with Canadian generally accepted accounting principles.

(c) **Meetings** — The Committee will meet at least five times a year. The Committee will hold a portion of each meeting without the presence of management.

(d) **Review of Financial Statements** — The Committee will review the Corporation's annual audited financial statements with the CEO and CFO and then the full Board. The Committee will review the interim financial statements with the CEO and CFO. The external auditor will be present at these meetings.

(e) **Review of CEO and CFO Certification Process** — In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications with respect to the financial statements and the Corporation's disclosure and internal controls, including any material deficiencies or changes in those controls.

(f) **Review of Earnings and Other Releases** — The Committee will review with the CFO any earnings guidance to be issued by the Corporation and any news release containing financial information taken from the Corporation's financial statements prior to the release of the financial statements to the public. In addition, the CFO must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

(g) **Approval of Audit and Non-Audit Services** — In addition to recommending the external auditor to examine the Corporation's financial statements, the Committee must approve any use of that external auditor to provide non-audit services prior to its engagement. It is the Committee's practice to restrict the non-audit services that may be provided by the external auditor in order to minimize relationships that could appear to impair the objectivity of the external auditor.

(h) **Hiring Guidelines for Independent Auditor Employees** — The Committee will adopt guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Corporation on any aspect of its certification of the Corporation's financial statements.

(i) **Audit Partner Rotation** — The Committee will ensure that the lead audit partner assigned by the external auditor to the Corporation, as well as the independent review partner charged with reviewing the financial statements of the Corporation, are changed at least every five years.

(j) **Process for Handling Complaints about Accounting Matters** — The Committee has established the following procedure for the receipt and treatment of any complaint received by the Corporation regarding accounting, internal accounting controls or auditing matters.

  (a) The Corporation will make available and make known special mail and e-mail addresses and telephone numbers for receiving complaints regarding accounting, internal accounting controls or auditing matters.

  (b) Copies of complaints received will be sent to the members of the Committee.

  (c) All complaints will be investigated by the Corporation's finance staff, except as otherwise directed by the Committee. The Committee may request that outside advisors be retained to investigate any complaint.

  (d) The status of each complaint will be reported on a quarterly basis to the Committee and, if the Committee so directs, to the full Board.

The Corporation's Code of Business Conduct prohibits any director, officer or employee of the Corporation from retaliating or taking any adverse action against anyone for raising or helping to resolve a complaint.

(k) **Evaluation** — The Committee will conduct and present to the Board an annual evaluation of the performance of the Committee and the adequacy of these terms of reference and recommend any proposed change to the Board for approval.

(l) **Other Matters** — The Committee will conduct reviews, and where appropriate recommend action by the Board, on:

(a) the annual information form to be filed by the Corporation;

(b) regular reports on outstanding litigation that could have a material effect on the Corporation;

(c) an annual certificate of the CEO attesting that senior management of the Corporation have received and agreed to be bound by the Corporation's Code of Business Conduct and to comply with the Code;

(d) an annual report on officers' expenses;

(e) an annual report on consulting and legal fees paid by the Corporation; and

(f) an annual report on the Corporation's insurance coverage and costs.

January 2004

EXHIBIT M

CORPORATE GOVERNANCE GUIDELINES

As described fully in Exhibit J to this circular, the Corporation is committed to following sound corporate governance policies and practices to ensure that the interests of all our stakeholders are continuously maintained. These governance practices meet, and in many cases exceed the requirements set out by the Toronto Stock Exchange (TSX). A comparison of the Corporation's governance practices (in italics) relating to the 14 TSX corporate governance disclosure guidelines is set out (in italics) below.

1. The Board should explicitly assume responsibility for stewardship of the Corporation and specifically, for:

(a) Adoption of a strategic planning process.

The Board participates in the Corporation's strategic planning process through its dialogue with management on strategic alternatives. Management proposes a strategic plan and the Board reviews, approves and monitors the plan. In 2003, one full Board meeting was dedicated to discussing the proposed plan and reviewing the associated risks and uncertainties. On a quarterly basis, the Board reviews the Company's progress against the established strategic plan.

(b) Identification of principal risks and the implementation of appropriate risk-management systems.

The Board uses its Committees for much of its assessment of risks and risk management. The Audit Committee, together with management and the Corporation's auditors, reviews the principal financial risks of the business and insures that systems are in place to manage those risks. The Environment, Health and Safety Committee has a mandate to assess many of the principal operating risks of the Corporation. This Committee receives regular reports on the Corporation's management systems covering environmental performance, health and safety issues and emergency preparedness. The Pension and Human Resources Committees also have areas of risk management within their mandates.

(c) Succession planning including monitoring senior management.

The Board, through its Human Resources Committee, insures that the Corporation has realistic plans for management succession, and conducts a formal review of the plans for the Corporation and its principal subsidiaries at least annually. As part of the annual review, the Human Resources Committee reviews the Corporation's senior managers with the CEO, and approves senior appointments. The Committee considers the performance of the CEO separately and reports its findings to the Board directly.

(d) Communications policy.

The Board is satisfied that the Corporation has appropriate structures and controls to ensure complete and meaningful communication between the Corporation and its employees, shareholders and the larger communities in which it operates. The Board is also satisfied that the Corporation fulfils the letter and spirit of its reporting requirements to the jurisdictions in which it operates. The Board reviews and formally approves all financial information to shareholders before it is released. In 2001, the Board approved a Corporate Disclosure Policy which formalizes the Corporation's commitment to timely and accurate disclosure. A copy of this policy is available on the Nexfor website (www.nexfor.com).

(e) Integrity of internal controls and management information systems.

As discussed above, the Board, primarily through the Audit Committee, effectively monitors the integrity of the internal controls and systems. The Corporation's auditors have, as part of their annual audit process, reviewed much of the Corporation's internal controls and management information systems and have in the past made recommendations for improvements which have been implemented by management.

2-3 Majority of directors are "unrelated." Disclose whether each director is "unrelated"

According to the TSX guidelines on Corporate Governance, an unrelated director is "a director who is independent of management and is free from any interest and any business or other relationship which

could, or could be reasonably perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.''

Under the TSX definition, the Corporation has two related Directors; Mr. Gammiero is the President and CEO of the Corporation, and Mr. Macdonald is the former President and CEO. As described on page 14 of the proxy circular, the Board considers that the other 11 Director nominees are unrelated.

4-5 Appoint a committee responsible for appointment/assessment of directors, composed of a majority of unrelated directors. Implement a process for assessing the effectiveness of the Board, its Committees and individual directors

The Corporation has had a Corporate Governance Committee since 1994, with the responsibility of assessing the performance of Directors and recommending a slate of Directors to the Board for election at each annual meeting. This Committee consists entirely of unrelated Directors. The Committee has established criteria for assessing the performance of individual Directors and for evaluating potential new nominees for the Board. The Committee also reviews the effectiveness of the Board and its Committees and has conducted surveys of directors to ensure that their expectations are being addressed. The Board evaluates itself annually to ensure it is functioning effectively and in the best interests of shareholders. Evaluations include a detailed questionnaire completed by each Director and one on one interviews with the Chairman. The Board is assessed in four specific areas: overall Board governance; managing management; strategy and Company performance; and Board effectiveness. In addition to the Board, each Committee of the Board evaluates its performance annually. These evaluations focus on the Committee's successes in meeting their terms of reference as well as their overall effectiveness as a Committee. Individual Board members are also reviewed by their peers. This review is conducted by the Chairman and presented to the Corporate Governance Committee for their consideration.

6. Provide orientation and education programs for new directors.

The Chief Financial Officer and the Corporate Secretary are responsible for providing an orientation and education program for new Directors. Each new Director must, within three months of becoming a Director, spend one day at the head office of the Corporation for personal briefings by senior management on the Corporation's strategic plan, major risks and other key business matters. The Board holds regular meetings at the different facilities of the Corporation to give the Directors additional insight into its operations.

7. Consider the size of the Board, with a view to facilitating effective decision-making.

The Corporate Governance Committee reviews the size of the Board annually. The Board feels that 13 is an appropriate number of directors for a company of Nexfor's size and scope.

8. Review compensation of directors in light of risks and responsibilities.

The Human Resource Committee reviews Directors' compensation annually. The levels of compensation are set out elsewhere in the proxy circular.

9. Committees should generally be composed of outside directors and the majority of Committee members should be unrelated.

All Committees of the Board are comprised of outside Directors, and no related Directors sit on the Committees. The composition of Board Committees is set out elsewhere in the proxy circular.

10. Responsibility for determining the Corporation's approach to corporate governance issues.

The Corporate Governance Committee has the mandate to recommend policies, initiatives and actions to the Board that will enhance the Corporation's governance practices. This Committee is also responsible for the statement of Corporate Governance practices included as Exhibit J of the proxy circular.

11. (a) Define limits to management's responsibilities by developing written mandates for the Board and the Chief Executive Officer.

(b) **Approve CEO's corporate objectives.**

The Board has established written terms of reference for its operation and has also written statements on the roles of the Chairman, Chief Executive Officer, and the Lead Director. The Board is responsible for the business and affairs of the Corporation, which are conducted by its officers and employees under the direction of the Chief Executive Officer. The Board delegates some of its powers to its Committees. The Board approves all major transactions including those that involve commitments above certain dollar thresholds. The CEO also has responsibility for developing strategies and plans for consideration and approval by the Board. The Board reviews the CEO's objectives annually.

12. Establish procedures to enable the Board to function independently of management.

The Directors are satisfied that the Board would be able to function independently of management should this be required. The Board, as part of its regular meetings, holds sessions without management present and has appointed a Lead Director to insure this independence.

13. Establish an Audit Committee with a specifically defined mandate, with all members being outside directors.

The Audit Committee has well-defined terms of reference and all of its members are outside directors. The Audit Committee reviews the Corporation's internal controls and procedures for financial reporting with the Chief Financial Officer of the Corporation, the external auditors and others. The full terms of reference of the Audit Committee are set out in Exhibit L of this proxy circular.

14. Implement a system to enable individual directors to engage outside advisors, at the Corporation's expense.

The Board and each Committee can engage outside advisors at the expense of the Corporation. Any individual Director, with the approval of the Chairman, may, at the Corporation's expense, retain an outside advisor, should the Chairman agree that the hiring of such an advisor is necessary and prudent from the Director's point of view.

EXHIBIT N

NORBORD INC. STOCK OPTION PLAN

1. Purpose

The purpose of the Plan is to advance the interest of the Corporation and its Subsidiaries by encouraging and enabling officers and employees to acquire a larger share interest in the Corporation.

2. Definitions

In this Plan:

"board" means the board of directors of the Corporation.

"Corporation" means Nexfor Inc. and any successor corporation.

"Human Resources Committee" means the Human Resources Committee of the board.

"market price" means the simple average of the daily averages of the high and low prices at which a board lot of the Shares traded on the Toronto Stock Exchange on each of the five trading days immediately preceding the date of the grant of an Option.

"Option" means a right to acquire Shares under the Plan.

"Option price" means the market price of a Share on the date of the grant of an Option.

"participant" means a person who has been granted an Option.

"Pension Plan" means the various retirement plans of Nexfor Group Companies, as the same may from time to time be amended or replaced.

"Plan" means the Norbord Inc. Stock Option Plan established by resolution of the board on April 21, 2004.

"Shares" means Common Shares of the Corporation.

"Subsidiary" means any corporation designated as such by the board for the purpose of the Plan and may, without limitation, include a corporation that is under the management or control of the Corporation or any Subsidiary and, in the case of the granting of an Option to a person other than an officer or employee of the Corporation, the granting of such Option will for all purposes of the Plan be deemed a designation by the board of the corporation in respect of which the person to whom such Option is granted is an officer or employee as a subsidiary corporation.

"year", with respect to any Option, means the period of 12 months commencing on the date of the granting of the Option or on any anniversary thereof.

Words importing the singular include the plural and *vice versa* and words importing any gender include any other gender.

3. Grant of Options

(1) The board may from time to time, in its discretion, grant an Option at the Option price to any officer of the Corporation or a Subsidiary and any other employee of the Corporation or a Subsidiary who, in the opinion of the board, is a key employee of the Corporation or a Subsidiary, upon and subject to the terms and conditions contained herein and as the board may from time to time impose in the option agreement or by regulation.

(2) Notwithstanding the provisions of Section 3(1), no Option will be granted under the Plan unless recommended by a majority of the Human Resources Committee. The recommendations of the Human Resources Committee with respect to Options must be in writing and delivered to the Secretary of the Corporation for transmission to the board.

(3) The terms and conditions of each Option will be contained in a written option agreement in a form approved by the Human Resources Committee and containing such provisions as may be approved by the board consistent with the Plan.

(4) More than one Option may be granted to the same person and each of such Options will be dealt with as a separate Option. The total number of Shares to be granted under Options to any one person under the Plan, together

with any Shares under other employee stock option or purchase plans of the Corporation granted to such person, will not exceed 5 % of the outstanding Shares.

(5) An Option may be granted subject to vesting requirements. The vesting requirements will be determined at the time the Option is granted and will be contained in the applicable option agreement.

4. Eligibility

No Option will be granted to any person who:

(a) is not an officer or employee of the Corporation or a Subsidiary; or

(b) has reached the age of normal retirement as fixed from time to time in the Pension Plan.

5. Option Period

(1) An Option will expire on the first to occur of the following dates:

(a) the date of, and coincident with, termination of employment of the participant with the Corporation or a Subsidiary for cause or as a result of resignation (but not including termination of employment due to early retirement or retirement under the provisions of the Pension Plan or due to sickness or disability under the provisions of the Pension Plan);

(b) six months after the date of the death of the participant; and

(c) the expiry date of the Option as fixed by the board.

(2) Notwithstanding the provisions of Section 5(1),

(a) no Option may be exercised later than 10 years after the date upon which it was granted; and

(b) subject to the provisions of Section 5(2)(a), the Human Resources Committee has the discretion and authority (i) to amend the exercise terms of any Option granted to any person who has ceased to be an officer or employee of the Corporation or a Subsidiary for any reason including by accelerating the vesting dates or extending the expiry date and (ii) to cancel any Option granted to any such person who is determined by the Human Resources Committee to be engaged in activities that are competitive with those of the Corporation or its Subsidiaries. For greater certainty, no damages will be recoverable by a participant and no compensation will be paid to a participant with respect to any amendment to or cancellation of any Option by the Human Resources Committee.

(3) On the expiry of an Option all rights of a participant thereunder, whether unexercised or not yet exercisable, will automatically expire and be cancelled without any compensation being paid therefor.

6. Exercise of Options

(1) Subject to the terms and conditions of each Option, an Option may be exercised in whole or in part by delivery by a participant or the legal representatives of a deceased participant of a written notice of exercise to the Corporation at its principal office in the City of Toronto, Ontario addressed to the attention of the Secretary. The Option will be deemed to be exercised upon the date of delivery of such written notice. The written notice should specify the number of Shares in respect of which the Option is being exercised. If the written notice is delivered by the legal representatives of a deceased participant, it must be accompanied by satisfactory evidence of authority to act.

(2) If an Option is exercised, the written notice referred to in Section 6(1) must be accompanied by a cheque for the aggregate exercise price (i.e., the aggregate Option price) for the Shares in respect of which the Option is being exercised.

(3) An Option may not be exercised in respect of less than 25 Shares at one time except where the remainder totals less than 25.

7. Issue of Shares

(1) Shares duly purchased and paid for under the terms of an Option, this Plan and any applicable regulation made hereunder will be conclusively deemed to have been issued as fully paid and non-assessable Shares.

(2) Share certificates will be issued to participants within a reasonable time following receipt of the written notice referred to in Section 6(1) and receipt of a cheque in payment of the full exercise price. A participant to whom

Shares are to be issued will not have any rights in respect of such Shares until the share certificates therefor have been issued to the participant.

(3) The obligation of the Corporation to deliver share certificates is subject to all applicable laws, regulations, rules, orders and approvals then in effect and required by regulatory authorities and any stock exchange on which the Shares are listed including any obligation to withhold income or other taxes arising in respect of the grant of Options or their exercise.

8. Non-assignability

An Option is not assignable.

9. Maximum Shares

The aggregate number of Shares issuable pursuant to the Plan, subject to adjustment pursuant to Section 10, will not exceed 10,000,000 Shares. Shares in respect of which Options are not exercised prior to expiry will be available for subsequent grants of Options under the Plan.

10. Share Capital Adjustments

(1) Appropriate adjustments to the number of Shares subject to the Plan, Options granted or to be granted, Shares issuable upon exercise of an Option, and the purchase price will be made by the board to give effect to adjustments in the number of Shares resulting from any subdivision, consolidation or reclassification of the Shares, the payment of stock dividends by the Corporation (other than dividends in the ordinary course) or other relevant changes to the capital stock of the Corporation. The purpose of such adjustments will be to ensure that any participant exercising an Option after such change in the capital stock of the Corporation will be in the same position as such participant would have been in if he or she had exercised the Option prior to such change, except with respect to the receipt of income on the Shares.

(2) In the event of a proposed merger, amalgamation or arrangement of the Corporation with one or more other corporations, the making of a take-over bid (as defined in the Ontario *Securities* Act) for any of the outstanding Shares, the sale or distribution of all or substantially all of the Corporation's assets or a proposed corporate arrangement or reorganization, the board may, in its absolute discretion, determine the manner in which all unexercised Options will be treated, including changing the date upon which any rights under Options vest or expire, and otherwise make provision for the protection of the rights of participants.

11. Administration

(1) The board may from time to time make, amend and repeal such regulations hereunder as it deems expedient for the purpose of carrying out the Plan.

(2) All decisions and interpretations of the board or the Human Resources Committee respecting the Plan or Options granted thereunder will be binding and conclusive on the Corporation and on all participants and their legal representatives and on all persons eligible under the provisions of the Plan to participate therein.

12. Amendment

The board may from time to time, subject to the rules and regulations of the stock exchanges on which the Shares are listed, amend the Plan and Options granted thereunder provided that, subject to the provisions of Section 5(2), no such amendment will prejudice the rights of participants previously granted thereunder.

13. Termination

(1) The board may at any time terminate the Plan without prejudice to the rights of participants previously granted thereunder.

(2) In the event of termination of the Plan the provisions thereof in force at the time of the termination of the Plan insofar as they are applicable to an Option will continue in effect during such time as such Option remains in force.

14. Governing Laws

The Plan and each option agreement will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Nexfor

BOWNE
PRINTED IN CANADA
T12824